   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1999

                                                      REGISTRATION NO. 333-78565
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                             ---------------------

                                 PRE-EFFECTIVE

                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          THE PLASTIC SURGERY COMPANY
             (Exact Name of Registrant as Specified in its Charter)

              GEORGIA                                8741                              58-2317410
    (State or Other Jurisdiction         (Primary Standard Industrial               (I.R.S. Employer
 of Incorporation or Organization)       Classification Code Number)             Identification Number)

                        104 WEST ANAPAMU STREET, SUITE G
                        SANTA BARBARA, CALIFORNIA 93101
                           TELEPHONE: (805) 963-0400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                DENNIS E. CONDON
                            CHIEF EXECUTIVE OFFICER
                        104 WEST ANAPAMU STREET, SUITE G
                        SANTA BARBARA, CALIFORNIA 93101
                           TELEPHONE: (805) 963-0400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                 PAUL A. QUIROS, ESQ.                                  JAMES WALKER IV, ESQ.
                 LYNN S. SCOTT, ESQ.                                  TERRESA R. TARPLEY, ESQ.
                   KING & SPALDING                                     NELSON MULLINS RILEY &
                 191 PEACHTREE STREET                                   SCARBOROUGH, L.L.P.
                ATLANTA, GEORGIA 30303                            999 PEACHTREE STREET, SUITE 1400
              TELEPHONE: (404) 572-4600                                ATLANTA, GEORGIA 30309
                                                                     TELEPHONE: (404) 817-6000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.
                             ---------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                 ---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          ---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          ---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[ARTWORK DEPICTED IN PROSPECTUS]

1. Inside front page includes the following text:

                                  IDEALME.COM
                        Title bar at top of page states:
                       cosmetic surgery decisions made in
                          the privacy of your own home

     Title bar preceding screen shots states: (Except for Image No. 6, persons depicted are not actual patients)

     On the left two-thirds portion of the page are eight screen shots depicting pages described on the Idealme.com website, and described by the following text which appears on the right one-third of the page:

2/3 IDEALME.COM offers the visitor an immediate opportunity to tour two different communities, one designed to educate women about procedures and one aimed at those procedures specific to men.

4    PROCEDURE EDUCATION
     Over twenty-five different cosmetic surgery procedures will be described.

5    ONLINE PATIENT FINANCING
     Once a visitor has made a decision that he or she desires a cosmetic surgery procedure, the visitor may, from the privacy of his or her home, apply and qualify for one of the online procedure financing plans.

6.   ONLINE COMPUTER IMAGING OF DESIRED RESULTS
     Idealme.com offers visitors a comprehensive at-home exploration for their cosmetic procedure research. A digital or scanned photo can be e-mailed to computer imaging artists along with a description of the desired change.

7.   NEW TECHNOLOGY AND CLINICAL TRIALS
     Technology breakthroughs, clinical trial information and new cosmetic surgery procedures will be detailed in a dedicated site.

8.   DOCTOR DIRECTORY
     Once a patient has researched the information on a given procedure, considered how he or she might look with those cosmetic changes and determined that he or she can afford the surgery through financing, a directory of Board certified plastic surgeons can be accessed.

     In the bottom center portion of the page, the following text appears:

                          THE PLASTIC SURGERY COMPANY
          104 West Anapamu Street, Suite G - Santa Barbara, CA - 93101
           Toll Free: 888-729-8060 - 805-963-0400 - Fax: 805-965-8230

2. Inside back cover page portrays the following: graphics portray a map of the continental United States and Hawaii with points representing the locations of allied practices.

     Title bar at top of page states: The Plastic Surgery Company
                                      30 Allied Practices Serving 22
                                      Metropolitan Areas through 39 Offices.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 1999


                        2,400,000 SHARES OF COMMON STOCK


                              THE PLASTIC SURGERY

                                    COMPANY


     The Plastic Surgery Company is offering 2,400,000 shares of common stock in an initial public offering. We anticipate that the public offering price will be between $10.00 and $12.00 per share.



     The common stock has been approved for listing on the American Stock Exchange under the symbol "PSU" subject to notice of issuance.



     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR RISKS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN SHARES OF OUR COMMON STOCK.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE      TOTAL
                                                              ----------   ----------
Public offering price.......................................  $            $
                                                              ----------   ----------
Underwriting discounts and commissions......................  $            $
                                                              ----------   ----------
Proceeds to The Plastic Surgery Company.....................  $            $
                                                              ----------   ----------

     We and certain selling shareholders have granted the underwriters an option for 45 days to purchase up to an additional 360,000 shares at the same price indicated above solely to cover overallotments.

                                                      H.C. Wainwright & Co. Logo
(Cruttenden Roth Logo)

                The date of this prospectus is           , 1999.

     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.
                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Forward-Looking Statements..................................   14
Use of Proceeds.............................................   15
Dividend Policy.............................................   15
Dilution....................................................   16
Capitalization..............................................   17
Selected Financial Data.....................................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   27
Management..................................................   36
Principal and Selling Shareholders..........................   43
Certain Transactions........................................   44
Description of Capital Stock................................   46
Shares Eligible for Future Sale.............................   49
Underwriting................................................   50
Legal Matters...............................................   52
Experts.....................................................   52
Additional Information......................................   52
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully, and you should consider the information set forth under "Risk Factors" and in our financial statements and notes, before deciding to invest in shares of our common stock.

                          THE PLASTIC SURGERY COMPANY


     At the closing of this offering, we will provide business development services and Internet solutions to our alliance of 36 surgeons certified by the American Board of Plastic Surgery, the Board, or Board eligible plastic surgeons, and one surgeon certified by the Canadian Board of Plastic Surgery, located in 22 metropolitan markets throughout the United States. Our consumer website, Idealme.com, allows consumers to research available procedures, submit inquiries regarding cosmetic surgery procedures, view possible cosmetic changes through online imaging technology, obtain financing for procedures and locate Board certified cosmetic surgeons. We provide our web-based services free of charge to consumers, except for a fee for online imaging. Our surgeon website, ThePlasticSurgeryCo.com, will provide allied surgeons online access to our national buying program and facilitate "best practices" study groups among our allied surgeons. Our business development services include the implementation of strategic business plans, practice-specific consumer awareness programs, patient financing plans, patient education strategies and materials and related services and products. We believe that we will generate substantially all of our future revenues from service fees paid by each practice under our business services agreements which generally provide for us to receive 15% of the net cash collected by the practice. We have not conducted any significant operations or earned any revenue to date.


OUR MARKET


     The market for plastic surgery, which includes both cosmetic and reconstructive procedures, exceeds $15 billion per year according to Form and Figure magazine. We estimate that cosmetic surgery procedures represent approximately $10 billion of industry revenues and remain 100% private pay without the expense containment pressures associated with third party reimbursement. The market for cosmetic surgery procedures has grown rapidly over the last several years. From 1992 to 1998, facelifts, liposuction and breast augmentations have increased approximately 75%, 260% and 300%, respectively, and approximately 2.8 million cosmetic surgery procedures were performed in 1998, according to a survey by the American Society of Aesthetic Plastic Surgery. During this period, the Internet has emerged as a global communications medium, enabling millions of people worldwide to communicate, share information and conduct business electronically. According to International Data Corporation, the number of Internet users worldwide will grow from an estimated 97 million in 1998 to an estimated 319 million by 2002. We believe that cosmetic surgeons can use the Internet to improve the quality of patient education and increase the efficiency of their practices.


OUR SOLUTION


     Our business development services and Internet solutions are designed to increase the number of procedures performed by our allied surgeons, improve the quality of patient education and increase practice efficiency. We have a consumer website and are developing a surgeon website to facilitate the exchange of information among surgeons and between surgeons and prospective or existing patients via the Internet. Content on our consumer website, Idealme.com, is a combination of informational and interactive pages that provides consumers with information about procedures, outcomes and surgeon qualifications. Idealme.com allows us to influence purchase decisions at the consumer level and leverage the clinical expertise and reputation of our allied surgeons. Our surgeon website, ThePlasticSurgeryCo.com, will provide our allied surgeons online access to our national buying programs and will facilitate "best practices" study groups among our allied surgeons, while highlighting the benefits of becoming affiliated with us.

     We believe our solution provides the following benefits to our consumers and surgeons:

     BENEFITS TO CONSUMERS

  - Informs consumers about cosmetic surgery procedures and related topics;

  - Allows consumers to view possible cosmetic changes through online imaging technology;

  - Provides online financing plan application and approval;

  - Links consumers with both allied surgeons and subscribing surgeons through our online directory; and

  - Offers our online magazines, health and beauty products and related magazines and books.

     BENEFITS TO SURGEONS


  - Will offer access to our national buying program;



  - Will facilitate "best practices" knowledge sharing and provide an online forum for allied surgeons;



  - Will describe our business to potential allied surgeons and highlight career opportunities with allied practices;



  - Will profile each practice and its surgeons for inclusion on our websites;


  - Institutes patient financing plans;

  - Implements practice-specific consumer awareness programs; and

  - Designates and trains patient coordinators and develops patient education programs and materials.

OUR STRATEGY

     Our goal is to use our business development services and our consumer and surgeon websites to affiliate with a large number of plastic surgeons and improve their practices. To achieve this goal, we intend to provide high quality business development services to our allied surgeons, increase consumer and surgeon awareness of our websites, analyze each practice's operations and develop a strategic plan for the practice, attract consumer inquiries regarding cosmetic surgery information and services and continue to improve and enhance our services.

OUR HISTORY

     With and as a condition to the closing of this offering, 30 separate plastic surgery practices will transfer to us certain operating assets in exchange for cash, notes and shares of our common stock, and they will enter into long-term business services agreements with us. These founding practices include 37 plastic surgeons operating 39 offices in 22 metropolitan markets.

     Our executive offices are located at 104 West Anapamu Street, Suite G, Santa Barbara, California 93101, and our telephone number at that address is
(805) 963-0400. Effective May 13, 1999, we changed our name from Better Image, Inc. to The Plastic Surgery Company. Our Internet addresses are www.Idealme.com and www.ThePlasticSurgeryCo.com. While we believe information contained on our websites is material to our allied surgeons and potential consumers of cosmetic surgery procedures, such information is not necessarily material to potential purchasers of our common stock. Investors should only rely on information contained in this prospectus in making an investment decision.

                                  THE OFFERING

Shares offered by us........................    2,400,000 shares(1)


Total shares outstanding after the
offering....................................    5,170,262 shares(1)(2)


Use of proceeds.............................    Funding the cash portion of the
                                                consideration to be paid to the
                                                founding practices; paying
                                                accrued salaries and consulting
                                                fees of our employees and
                                                consultants; repaying
                                                indebtedness of the founding
                                                practices; and funding website
                                                development and maintenance,
                                                future allied practice
                                                acquisitions, development of
                                                satellite offices and for
                                                general corporate purposes.


American Stock Exchange symbol..............    PSU

---------------


(1) Does not include up to 291,375 shares that the underwriters may purchase from us if they exercise their overallotment option in full.


(2) Excludes: (a) 1,578,704 shares issuable upon exercise of stock options and warrants outstanding as of September 10, 1999, at a weighted average exercise price of $2.90 per share; (b) 1,026,500 shares issuable upon exercise of stock options and warrants that will be issued upon closing of this offering with an exercise price equal to the initial public offering price; and (c) 240,000 shares of common stock issuable upon exercise of stock purchase warrants to be issued to the representatives of the underwriters upon closing of this offering at an exercise price equal to 120% of the initial public offering price. See "Capitalization," "Management -- Stock Option Plans," "Underwriting" and notes 7 and 8 to our financial statements.

                             ---------------------


     Unless otherwise indicated, all information in this prospectus assumes (1) no exercise of the overallotment option granted to the underwriters, (2) an initial public offering price of $11.00 per share, and (3) a 0.15-for-1 reverse stock split of the common stock.


     The term "allied practice" includes (a) the founding plastic surgery practices that will, upon the closing of this offering, transfer to us certain of their operating assets and enter into long-term business services agreements with us and (b) practices that may enter into similar agreements with us in the future. Allied practices also include plastic surgery practices that may enter into management services agreements with us but do not transfer their operating assets to us. The term "allied surgeon" includes each plastic surgeon who has entered into an employment agreement with an allied practice. Unless otherwise indicated, references in this prospectus to "business services agreements" include consulting agreements that we have entered into with practices in certain states in lieu of business services agreements due to the regulations in those states.

     Unless otherwise indicated, we derived the industry information referenced in this prospectus from the Plastic Surgery Information Service and from the National Clearinghouse of Plastic Surgery Statistics, both sponsored by the American Society of Plastic and Reconstructive Surgeons. Approximately 97% of all plastic surgeons certified by the American Board of Plastic Surgery are members of this society.

                                  RISK FACTORS

     Investment in our common stock involves a high degree of risk and could result in a loss of your entire investment. See "Risk Factors" for a discussion of various risks associated with an investment in our common stock.

                             SUMMARY FINANCIAL DATA

     The following financial information for the period from April 30, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998 is derived from our audited financial statements. The following financial information for the six months ended June 30, 1998 and 1999 and at June 30, 1999 is derived from our unaudited financial statements. We have had no significant operations to date and will not conduct significant operations until this offering is completed.


                                    PERIOD FROM
                                  APRIL 30, 1997                               SIX MONTHS ENDED JUNE 30,
                                  (INCEPTION) TO        YEAR ENDED       -------------------------------------
                                 DECEMBER 31, 1997   DECEMBER 31, 1998         1998                1999
                                 -----------------   -----------------   -----------------   -----------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue......................       $    --             $    --             $    --             $    --
                                      -------             -------             -------             -------
  Total expenses...............         1,888               3,211                 839               2,698
  Other income.................             8                   8                   3                   6
                                      -------             -------             -------             -------
  Net loss.....................       $(1,880)            $(3,203)            $  (836)            $(2,692)
                                      =======             =======             =======             =======
  Basic and diluted net loss
     per share.................       $ (8.49)            $(12.30)            $ (3.33)            $ (8.99)
                                      =======             =======             =======             =======
  Shares used in computing
     basic and diluted net loss
     per share.................           221                 260                 251                 299



                                                                          JUNE 30, 1999
                                                             ---------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL    PRO FORMA(1)   AS ADJUSTED(2)
                                                             -------   ------------   --------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents................................  $    91     $     91        $ 8,157
  Working capital (deficit)................................   (2,369)     (15,903)         6,535
  Total assets.............................................    3,612       17,959         26,025
  Total long-term liabilities..............................       --        3,331          3,331
  Total shareholders' (deficit) equity.....................    1,152       (1,420)        21,018


---------------

(1) The pro forma balance sheet data gives effect to our acquisitions of 30 founding practices as if they had occurred on June 30, 1999.


(2) Gives effect to the sale by us of 2,400,000 shares of common stock offered hereby at an assumed initial public offering price of $11.00, after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

BECAUSE WE HAVE NO COMBINED OPERATING HISTORY WITH THE FOUNDING PRACTICES, THERE IS NO HISTORICAL INFORMATION UPON WHICH YOU CAN EVALUATE OUR COMBINED BUSINESS


     We have not conducted any operations or generated any revenues to date. Each of the founding practices has been operating as a separate, independent entity. The combined historical financial results of the founding practices cover periods when each practice operated separately and may not be indicative of our future financial or operating results. We have never managed plastic surgery practices and have not demonstrated an ability to do so.


OUR REVENUE DEPENDS ON THE EFFORTS OF OUR ALLIED SURGEONS


     We derive substantially all of our revenues from fees we receive for services we provide to allied practices under our long-term business services agreements. Our fees under these agreements increase if the revenues of our allied practices increase, and decrease if the revenues of our allied practices decrease. However, the success of the allied practices essentially depends upon the efforts of our allied surgeons, and we do not employ the allied surgeons or control or own their practices. We do not set the fee schedules for procedures performed by our allied surgeons. Each individual practice sets its own fees. Our business services agreements have 20 or 25 year terms, subject to earlier termination if one party materially defaults in its performance or upon a change of control. Termination of these agreements or failure by the allied surgeons to maintain their practices or their medical licenses could reduce our revenues and negatively affect our financial results. Furthermore, allied surgeons execute employment agreements with allied practices. These agreements generally have five year terms. We cannot guarantee that allied surgeons will complete the five year term or renew their employment at the end of the term. If allied surgeons do not complete their employment terms or do not renew their contracts, our revenues will be adversely affected. Some of our allied surgeons are age 60 or over and may or may not have associate surgeons. The presence of associate surgeons at allied practices may provide continuity to those practices in the event of the death or retirement of allied surgeons; however, some of the allied surgeons have had associates in the past and not retained them for a variety of reasons. There can be no assurance that our allied surgeons will be able to attract and retain associate surgeons, and the failure to do so may adversely affect our operations over the long-term and reduce our revenues.


AGREEMENTS BETWEEN THE ALLIED SURGEONS AND THEIR ALLIED PRACTICES MAY NOT BE ENFORCEABLE


     We and each allied practice enter into an acquisition or merger agreement that allows us to acquire certain operating assets of the allied practice. We and each allied practice also enter into a long-term business services agreement that requires us to provide certain business services and requires the practice to pay us certain fees for those services. The value of the business services agreements depends in part on the ability of each allied practice to maintain its business. The allied practice enters into employment agreements with its allied surgeons, who are owners of the allied practice, that contain non-compete and other provisions. We are not a party to these employment agreements. The laws of each state differ concerning the enforceability of covenants not to compete, but generally states will enforce a covenant to the extent necessary to protect a legitimate business interest if the covenant does not unreasonably restrain the allied surgeon or conflict with public interest. The state courts examine all of the facts and circumstances at the time a party seeks to enforce a non-compete covenant. Although we have attempted to structure the employment agreements to allow enforcement, we are not able to predict with certainty whether or not a court will enforce a covenant in any given situation based on the facts and circumstances at the time. Since we do not directly employ the allied surgeons, a court may not allow us to protect our business interest in preventing an allied surgeon from competing with his former allied practice. If a former allied surgeon competes with his former allied practice and the courts refuse to enforce the non-compete covenant, our allied practices would be subject to increased competition, which could materially and adversely affect our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Founding Practices -- Business Services Agreements."

DIFFICULTIES IN IMPLEMENTING OUR EXPANSION STRATEGIES MAY ADVERSELY AFFECT OUR BUSINESS AND PROSPECTS

     We intend to acquire the operating assets of additional practices in the future. Our ability to grow through acquisitions will depend upon:

     - the availability of suitable candidates at acceptable acquisition prices;

     - the market value of our common stock;

     - the availability of capital to complete acquisitions;

     - governmental regulation; and

     - integration of the allied practices.

     In pursuing acquisitions of allied practices, we may compete with other companies with similar growth strategies. Some of these companies may be larger and have greater financial and other resources than we have. Competition for these targets likely would result in increased prices of, and a diminished pool of, possible targets. If we are not able to consummate future allied practice acquisitions or are required to pay higher prices, we may not be able to expand our network of allied surgeons.

     Future acquisitions could also have a significant impact on our financial condition and capital needs and create fluctuations in our quarterly and annual operating results. We assume certain liabilities in connection with acquisitions that could have a material adverse effect on our revenues and financial results. Although we are indemnified by the allied practices for assumed liabilities, any payments of indemnification amounts could reduce practice revenues available to pay operating expenses. Future acquisitions may require us to issue additional stock and incur additional debt. In addition, some acquisitions completed before the closing of this offering and all acquisitions completed after the closing of this offering will require us to amortize the costs of goodwill and intangible assets, which could have a material adverse effect on our financial results. If our stock does not maintain a sufficient market value or additional physician practices do not accept stock for part of the acquisition price, we may be required to use our cash resources more rapidly than intended. We do not currently have a line of credit or other financing to fund acquisition costs, and we anticipate that we will need further acquisition financing in the form of debt or equity. We cannot guarantee that we will be able to obtain additional financing on favorable terms or at all. If we fail to obtain additional financing we may not be able to effectively implement our expansion strategy.

IF OUR AGREEMENTS REQUIRE US TO LOAN FUNDS TO ALLIED PRACTICES AT A TIME WHEN WE DO NOT HAVE FUNDS AVAILABLE, WE MAY DEFAULT IN OUR OBLIGATIONS TO THE ALLIED PRACTICES

     Under our business services agreements, if a practice does not generate funds sufficient to cover its operating expenses, we must fund the excess operating expenses. The amount that we may have to fund is unlimited. Therefore, we may become obligated to pay excess operating expenses, but we may not have sufficient funds available to pay these expenses. In such an event, we would be in breach of our business services agreement with the allied practice, which would give the allied practice the right to terminate their business services agreement with us.


     If a practice does not generate sufficient funds to cover its operating expenses and we fund these excess operating expenses on its behalf, we will record the amount of these operating expenses as a receivable, which will bear interest. The allied practice will be required to repay this receivable to us out of its future resources. The obligation of the allied practices to repay this receivable will not be securitized or prioritized and will not have a definite maturity date. There is also no guarantee that a practice will generate sufficient revenue to repay all or a part of any such receivable.

COMPETITION COULD REDUCE OUR REVENUES

     We have no experience in providing services to plastic surgeons, and our competitors already have extensive experience in providing services. Our competitors include national and regional providers of management services that may already provide services to plastic surgeons or may decide to do so in the future. Some of these competitors may have greater financial, development, marketing and sales resources than we have. Competition may affect our ability to attract additional practices and the ability of the allied practices to compete in their local markets. Allied practices also compete in local markets with surgeons who perform the procedures traditionally performed by plastic surgeons for lower prices. Reductions in the numbers of procedures performed or in the prices for procedures could materially and adversely affect our revenues and financial results.

     There are many companies that provide Internet and non-Internet based information, marketing and advertising services to the healthcare industry. These Internet healthcare companies will compete with us for consumer traffic. We expect competition to increase because there are no substantial barriers to entry into the market for Internet services. Increased competition could result in reductions in the fees we receive for subscription services, reduced visitor traffic to our websites and an inability to obtain content and links to other sites. Any of these occurrences could materially and adversely affect our business, financial condition and results of operations. Our principal competitors in the Internet information area include websites that deliver consumer healthcare information, either as their sole focus or as part of a more broadly based site, such as Health Oasis, Intelihealth, iVillage, Onhealth, Thrive Online, Mediconsult and WebMD, website development firms and general purpose consumer online service providers. Our ability to compete with our Internet website services depends on a number of factors, including quality of content, ease of use, timing and market acceptance of new and enhanced services and other factors outside our control.

IF WE DO NOT CONTINUALLY ENHANCE AND DEVELOP THE CONTENT AND SERVICES PROVIDED THROUGH OUR WEBSITES, WE MAY NOT BE ABLE TO ATTRACT CONSUMERS AND SURGEONS AND INCREASE OUR REVENUES

     To remain competitive, we must continue to enhance and improve our websites' content and services. We will produce only a portion of the editorial content available on our websites. We rely on third parties for most of our content. There can be no assurance that acceptable content will be available to us on favorable terms or at all. Other websites may present the same or similar content in a superior manner to our websites, which may adversely affect the number of consumers and surgeons who visit our websites. In addition, we must continually develop and improve the responsiveness, functionality and features of our websites and create other products and services that will require the development or licensing of increasingly complex technologies. We may not succeed in developing, obtaining or introducing content, features, functions, products and services that will attract consumers and surgeons.

FAILURE TO INTEGRATE OUR ALLIED PRACTICES COULD STRAIN OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES


     We will acquire 30 founding practices upon the closing of this Offering, and we anticipate acquiring additional allied practices in the future. We must effectively integrate these allied practices to be successful. This process is time consuming, and we cannot guarantee that there will not be substantial unanticipated costs or problems. Acquisitions require us to attract and retain competent and experienced management personnel and require the integration of accounting systems, management information systems and other operating systems. Upon our acquisition of the founding practices, the founding practices will not be fully integrated into our accounting and management information systems, and we cannot guarantee that we will be able to successfully complete this integration in the near future. There can also be no assurance that we will be able to attract suitable management or other personnel or effectively expand our operating systems. During the first few months after an acquisition, our expenses related to an acquisition may exceed the revenue we realize from the acquisition and may have a negative effect on our short-term operating results. Our financial results in fiscal quarters immediately following a material acquisition or series of acquisitions, including the acquisitions of the founding practices, may decline while we attempt to integrate the acquisition or acquisitions. As we pursue our expansion strategy, we may not be able to continue to successfully integrate acquisitions, and any failure or inability to do so may cause our revenues to decline. The success of our

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

expansion strategy will depend on our ability to effectively manage an increasing number of new acquisitions while continuing to manage our existing business.

WE MAY BE SUBJECT TO MALPRACTICE LIABILITY BECAUSE OUR ALLIED SURGEONS HAVE LIABILITY FOR PERFORMING PROCEDURES

     Each allied surgeon may be exposed to professional liability and other claims by providing plastic surgery procedures to the public. Each allied practice is required to maintain general liability and malpractice insurance. As a result of providing our business development services, we may be named as a co-defendant in lawsuits against our allied surgeons. Because we do not practice medicine, we cannot purchase medical malpractice insurance. We do not control the practice of plastic surgery or the compliance of the allied surgeons and/or allied practices with regulations or other requirements relating to the practice of medicine. Successful claims could result in large damage awards that could exceed insurance limits. The allied practices indemnify us for liability arising from malpractice claims but the practices may not have funds available to indemnify us. Successful claims may reduce our earnings and have a material and adverse effect on our business, financial condition and results of operation. We maintain insurance coverage for our directors and officers and general liability insurance. We believe we have adequate coverage, but large damage awards may exceed our coverage, require us to pay the expenses of our officers and directors and reduce our earnings. Also, adequate coverage may not always be available at acceptable costs and on favorable terms.

GOVERNMENT REGULATION MAY DETRIMENTALLY AFFECT US AND REDUCE OUR SERVICES FEES AND EARNINGS

     The medical industry and plastic surgery practices are regulated extensively at the state and federal levels. We will not control the practice of plastic surgery by our allied surgeons. However, review of our business relationships by regulatory authorities or the courts or changes in the regulatory environment may result in determinations that could adversely affect the amount of service fees we receive from our allied practices and negatively affect our earnings. Certain states prohibit non-medical entities from practicing medicine, owning all or certain assets of a medical practice, employing physicians or controlling the content of a physician's advertisements. Certain states also prohibit physicians from paying any portion of fees received for medical services in consideration for the referral of a patient or from paying a percentage of revenue to nonphysicians. In addition, many states impose limits on the procedures that may be delegated by a plastic surgeon to other staff members. These laws and their interpretations vary from state to state and are enforced by regulatory authorities with broad discretion. The legality of our business services agreements may be successfully challenged and enforceability of their provisions could be limited and prevent us from receiving service fees. The laws and regulations of states in which we may seek to expand may require changes in the form of relationships we enter into with plastic surgeons. These types of changes could restrict our operations in those states or prevent us from affiliating with plastic surgery practices in those states. In addition, the laws and regulations of states in which allied practices presently operate may change or be interpreted in the future to either restrict or adversely affect our agreements with allied practices in those states. Currently, the majority of our business services agreements with founding practices provide for service fees based on 15% of net cash collections. If changes in these laws require us to revise these agreements and use consulting agreements with our fees based on a fixed dollar amount with a fixed percentage increase, our revenues could be materially and adversely affected.

     The United States Congress has considered various healthcare reform proposals, including comprehensive revisions to the current healthcare system. It is uncertain what legislative proposals will be adopted in the future or what actions federal or state legislatures or third-party payors may take in anticipation of or in response to any healthcare reform proposals or legislation. Changes in the healthcare industry, such as the growth of managed care organizations or provider networks, may result in lower payment levels for the services of the allied surgeons and lower revenues for us.

     Generally, fees received from private pay patients are higher than those from third party payors that have cost containment requirements. Although approximately 80% of the founding practices' current revenues come from private pay patients, a decrease in the number of private pay patients could occur due to federal or state legislative initiatives. Currently most procedures reimbursed under Medicare, Medicaid or other third-party payment programs (including commercial insurers, managed care organizations, health maintenance organizations or preferred provider organizations) for plastic surgery services are related to reconstructive procedures. The costs of most cosmetic surgery procedures, which currently represent approximately 75% of the procedures performed by the founding allied surgeons, are not reimbursed by governmental or private payors and are not subject to cost containment requirements. Comprehensive healthcare reform that includes reimbursement for the costs of cosmetic surgery procedures could affect the payment for and availability of services, including discounted reimbursement rates or more procedures falling under third-party coverage. These changes could lower the revenues of the allied practices.

     Many states prohibit physicians from using advertising that includes any name other than the physician's, or from advertising in any manner likely to lead a person to believe that a non-physician is engaged in the delivery of medical services. Our business services agreements require all advertising to conform to these requirements. We have endeavored to structure our websites to avoid violation of any state licensing requirements, but a state regulatory authority may allege that some portion of our Internet business violates these statutes. Any such allegation could result in a material adverse effect on our business, results of operation and financial condition.

IF ANTITRUST AND MEDICARE/MEDICAID ANTI-KICKBACK LAWS ARE DETERMINED TO APPLY TO US, WE COULD BE SUBJECT TO FINES AND OTHER PENALTIES AND OUR ALLIED PRACTICES COULD BE EXCLUDED FROM PARTICIPATION IN FEDERAL HEALTHCARE PROGRAMS

     Federal and state antitrust laws are designed to eliminate practices that interfere with free competition. In particular, these laws prohibit:

     - mergers, joint ventures, consolidations, and the acquisition of stock or assets where the effect may be to substantially lessen competition or tend to create a monopoly;

     - contracts, combinations, and conspiracies that unreasonably restrain trade;

     - monopolization, attempts to monopolize and conspiracies to monopolize;
       and

     - unfair methods of competition and unfair or deceptive acts or practices, referrals and kickbacks.

     We may be subject to private or governmental investigations or claims. Violations or alleged violations may result in imprisonment, criminal and civil fines, treble damages, fees and costs. Federal and state enforcement agencies have subjected the healthcare industry to increasing scrutiny in recent years which is likely to continue in the future.

     The Medicare/Medicaid anti-kickback statute prohibits the payment or receipt of any remuneration in return for the referral of patients for services covered under federal health care programs, including the Medicare and Medicaid programs, or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease or order of any item or service that is covered under a federal health care program. A violation of the anti-kickback statute is a felony, punishable by imprisonment, fines, or both and may also result in the imposition of civil money penalties and exclusion from participation in any federal health care program. The anti-kickback statute has been broadly interpreted by the courts and enforcement agencies. In addition, many states have laws that prohibit the payment or receipt of any remuneration in return for the referral of patients or the purchase of items or services under both government and private health care programs. Violations of these state laws may result in payment not being made for the items or services rendered, loss of a healthcare provider's license, fines, or criminal penalties. These statutes and regulations vary widely from state to state, are often vague and, in many states, have not been interpreted by courts or regulatory agencies. Although we believe that our current business arrangements with allied practices do not implicate the federal anti-kickback statute or state anti-kickback laws, there can be no assurance that our business arrangements will not be subject to scrutiny or an enforcement action or that these laws will not be interpreted in such a way as to prohibit certain aspects of our current business service arrangements.

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

DUE TO LAWS AND REGULATIONS GOVERNING THE INTERNET, OUR REVENUES MAY DECLINE

     There is, and will be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy and quality of products and services. In addition, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing.


     Our websites retain personal information about our users which we obtain with their consent. If unauthorized persons penetrate our network security and gain access to, or otherwise misappropriate, our users' personal information, we could be subject to liability. Such liability could include claims for the misuse of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant time and financial resources. Moreover, to the extent any of the data constitutes or is deemed to constitute patient health records, a breach of privacy could violate federal law.


     The Federal Trade Commission and state governmental bodies have recently investigated the disclosure of personal identifying information obtained from individuals by Internet companies. The federal government has also made legislative proposals in this area. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if any regulator chooses to investigate our privacy practices. Any new law or regulation, or the adverse application or interpretation of existing laws, may decrease the growth in the use of the Internet or our websites. This could decrease the demand for our services, increase our cost of doing business and reduce our earnings. The potential imposition of liability upon us for our content or services resulting from changes in government regulations could require us to implement measures to reduce our exposure to this liability, which might require us to expend substantial resources or to discontinue Internet service offerings.

IF OUR INTERNET ACTIVITIES BECOME SUBJECT TO TAXATION, OUR CASH FLOWS AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED


     A number of legislative proposals have been made at the federal, state and local level and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet or Internet related activities. Such legislation or other attempts at regulating commerce or the Internet may impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities.


IF WE ARE SUBJECT TO CLAIMS BASED ON THE CONTENT WE PROVIDE ON THE INTERNET, WE COULD INCUR UNANTICIPATED EXPENSES AND BE LIABLE FOR DAMAGES

     We may be subject to claims for defamation, negligence, product liability, copyright, or trademark infringement, or other matters based on content and information on our websites supplied by us or third parties. These types of claims have been brought, sometimes successfully, against other online service companies in the past. We may also be subject to claims or incur liability for the content on other websites that are linked to our websites or for content and materials that may be posted by visitors in chat rooms or bulletin boards. Even if any such claims do not result in liability to us, we could incur significant costs investigating and defending against such claims and in implementing measures to reduce our exposure to these types of claims.

BECAUSE OF OUR DEPENDENCE ON BOTH THE SUCCESSFUL LAUNCHING AND CONTINUED FUNCTIONING OF OUR WEBSITES, OUR BUSINESS WOULD SUFFER IF EITHER WERE TO FAIL


     Early stage companies such as ours frequently encounter risks and difficulties in new and rapidly evolving markets, including the Internet market. Some of the risks and uncertainties that we face relate to our ability to design, develop and implement effective marketing and advertising programs for our websites, build our technical infrastructure to manage our growth effectively, respond effectively to actions taken by our competitors, attract consumers to our websites, increase awareness of our brand name, develop visitor loyalty and integrate technologies and services. Our Internet solutions are a key part of our strategy, and difficulties with our websites could negatively affect our business and prospects.

     The functioning of our websites is important to our business, reputation and ability to attract consumers and surgeons to our websites. We depend upon the continuous, reliable and secure operation of Internet servers and related hardware and software. To the extent that service is interrupted or delayed, we could experience a decrease in traffic and revenue. We do not at present have any back up systems or a formal disaster recovery plan. Substantially all of our communications hardware and some of our other computer hardware operations are located in northern California. Events such as power losses, telecommunication failures, computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our websites.

     Our websites must accommodate a high volume of traffic and deliver information that is updated frequently. Our websites may experience slower response times or decreased traffic for a variety of reasons including technological deficiencies. In addition, our visitors depend on Internet service providers, online service providers and other website operators for access to our websites. Many of them have experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems in the future. Some of the services we expect to provide, such as video imaging may require technologically advanced systems to function seamlessly and quickly. We may not be able to develop, acquire and maintain these services, which failure could have a material adverse effect on our business, financial condition and results of operation.

     The continuous enhancement of our websites is dependent upon the success of development efforts that will be performed by our employees and by independent contractors. To the extent that these development efforts are delayed or unsuccessful, we will incur additional development expenses and may not remain competitive in the design and use of our websites.

BECAUSE OUR BUSINESS REQUIRES THE SECURE TRANSMISSION OF DATA OVER THE INTERNET, WE COULD BECOME SUBJECT TO CLAIMS AND OTHER LIABILITIES IF A BREACH OF SECURITY OCCURS


     A significant barrier to communications and commerce over the Internet has been the need for secure transmission of confidential information. Internet usage and access by consumers of our websites could decline if a compromise of security occurs with respect to our websites. We may incur significant costs to provide security and protect against the threat of security breaches or to alleviate problems caused by such breaches. Experienced programmers could attempt to penetrate our network security. Programmers who are able to penetrate our network security could misappropriate proprietary information or cause interruptions in our services, and we could be required to expend capital and resources to protect against or alleviate problems caused. To the extent our activities involve the storage or transmission of confidential information, such as credit information, security breaches could expose us to claims, litigation and other potential liabilities.


IF WE FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY OR FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WE COULD BE LIABLE FOR SIGNIFICANT DAMAGES OR LOSE OUR INTELLECTUAL PROPERTY RIGHTS


     We rely on a combination of copyright, trademark and trade secret laws and contractual provisions to establish and protect our proprietary rights. We have registered the domain names "www.Idealme.com," "www.ThePlasticSurgeryCo.com," and approximately 25 other domain names. However, we have not yet applied for federal registration of any trademarks, including trademarks for our corporate name or our domain names, and, thus, we cannot guarantee that we will be able to secure registration of these names. If we are required to change our corporate name, current and potential customers could be confused and our business could be disrupted. Any of these potential effects could seriously harm our business, prospects, financial condition and operating results. In addition, any name change effected after this offering could result in confusion to investors, which could seriously harm the market price of our common stock.


     There can be no assurance that the steps we may take to protect our proprietary rights will be adequate, that we will be able to secure trademark or service mark registrations for our marks in the United States or in foreign countries or that third parties will not infringe upon or misappropriate our copyrights, trademarks, service marks, domain names and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain foreign countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our services. It is possible that our competitors or others will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Moreover, because domain names derive value from an individual's ability to remember such names, we cannot guarantee that our domain names will not lose their value if, for example, users begin to rely on mechanisms other than domain names to access online resources.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS

     Our success depends, to a significant extent, upon the efforts and abilities of Dennis Condon, David Challoner, Patricia Altavilla and other members of senior management. The loss of the services of one or more of these key employees could disrupt our business and expansion strategy and cause our revenues to decline.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION


     You will experience an immediate and substantial dilution of $10.18 in the net tangible book value per share of common stock from the initial public offering price. Assuming an initial public offering price of $11.00 per share of common stock, our pro forma net tangible book value as of June 30, 1999 after giving effect to this offering would be $0.82 per share.


EXISTING SHAREHOLDERS HAVE SUBSTANTIAL CONTROL OVER THE COMPANY AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE


     Following this offering, members of management and the owners of the founding practices will beneficially own approximately 60% of our outstanding common stock (57% if the underwriters' over-allotment option is exercised in full). If these persons acted together, they would have sufficient voting power to control the outcome of corporate actions submitted to our shareholders for approval and to control our management and affairs, including the election of our board of directors.


OUR STOCK HAS NOT TRADED PUBLICLY AND AFTER THIS OFFERING ITS MARKET PRICE MAY FLUCTUATE WIDELY

     Prior to this offering, there has not been a public market for our common stock. We do not know the extent to which investor interest in us will lead to the development of an active trading market for our common stock or how our common stock will trade in the future. The market price of our common stock is likely to be subject to wide fluctuations. The market prices of the securities of Internet-related companies have been especially volatile and these securities may be overvalued. If analysts view us as an Internet-related company and if the market for Internet-related stocks or the stock market in general experiences a loss of investor confidence, the market price of our common stock could be materially and adversely affected for reasons unrelated to our business or results of operations. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. You may not be able to resell your shares at or above the initial public offering price.

     The price at which our common stock will trade depends upon a number of factors, including our historical and anticipated operating results and general market and economic conditions, some of which are beyond our ability to control. Factors such as fluctuations in our financial and operating results, developments affecting us, the markets in which we compete or our industry could also cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

SHARES ELIGIBLE FOR SALE IN THE FUTURE COULD NEGATIVELY AFFECT OUR STOCK PRICE

     The market price of our common stock could decline due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.


     After this offering, 5,170,262 shares of our common stock will be outstanding (5,461,637 shares if the underwriters' over-allotment option is exercised in full). Of these shares, the 2,400,000 shares sold in this offering (2,691,375 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without restrictions under the Securities Act, except for any shares purchased by our "affiliates" (as defined in Rule 144 under the Securities Act). Our officers and directors and our shareholders beneficially owning more than 1% of our common stock have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for an initial period of 180 days after the date of this prospectus without the prior written consent of Cruttenden Roth, on behalf of the underwriters. These individuals have also agreed, pursuant to lock-up agreements, for an additional period of 180 days commencing on the last day of the initial lock-up period, not to offer or sell any shares of their common stock unless they effect the transaction through Cruttenden Roth. Cruttenden Roth may, at any time and without notice, waive the terms of the lock-up agreements. Upon expiration of the initial lockup period, 2,770,262 shares may be sold in the future subject to compliance with the volume limitations and other restrictions of Rule 144.


PROBLEMS RELATING TO THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR BUSINESS

     Some of our software programs may not recognize calendar dates beginning in the Year 2000. As a result of this problem, some of these systems could fail to operate or fail to produce correct results. Accordingly, we are reviewing our internal computer programs and systems to determine if they will be Year 2000 compliant. We presently believe that our computer systems will be Year 2000 compliant in a timely manner, but undetected errors or defects may remain. Furthermore, we depend on third parties for most of the services provided through our websites. We are in the process of contacting these third party suppliers regarding their Year 2000 readiness. If these parties are affected by the Year 2000 problem, our ability to provide services to our subscribers may be materially adversely affected. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Impact of Year 2000."

A THIRD PARTY COULD BE PREVENTED FROM ACQUIRING YOUR SHARES AT A PREMIUM TO THE MARKET PRICE BECAUSE OF OUR ANTI-TAKEOVER PROVISIONS

     Certain provisions of Georgia law and certain provisions of our Articles of Incorporation and Bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third-party to acquire, or could discourage a third-party from attempting to acquire, control of us. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Our Articles of Incorporation and Bylaws impose various procedural and other requirements (including a staggered board of directors, advance notice provisions and the issuance of preferred stock as described below) that could make it more difficult for shareholders to effect certain corporate actions. The Articles give our board of directors the authority to issue up to 20,000,000 shares of preferred stock and to determine the price, rights, preferences and restrictions, including voting rights of such shares, without any further vote or action by our shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock issued in the future. The "fair price" and "business combinations" statutes under Georgia law we adopted may restrict certain business combinations by interested shareholders. Our business services agreements contain change in control provisions which give allied practices the right to terminate the business services agreements if any "person" as defined in the Securities Exchange Act of 1934 through acquisition or aggregation, becomes the beneficial owner directly or indirectly of 15% or more of the combined voting power of our outstanding voting stock. These change in control provisions may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover because of the potential loss of revenue if the business services agreements are terminated.

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

                           FORWARD-LOOKING STATEMENTS


     This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including among other things:


     - General economic and business conditions, both nationally and in our markets;

     - Our acquisition opportunities;

     - Our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     - Successful implementation of our growth strategy;

     - Anticipated trends in our business;

     - Existing and future governmental regulations affecting our business; and

     - Other risk factors set forth in the "Risk Factors" section of this prospectus.

In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", "could", "should", "would" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of our common stock in the offering are estimated to be $22.4 million ($25.4 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses of $4.0 million. We will not receive any proceeds from sales of shares by the selling shareholders upon exercise of the overallotment option. See "Principal and Selling Shareholders." We intend to use the net proceeds as follows:


     - $12.4 million to pay the cash portion of the consideration to the founding practices;


     - $1.4 million to pay accrued salaries and consulting fees of our employees and consultants;


     - $485,000 to repay indebtedness of the founding practices assumed by us;
       and

     - the balance for the development and maintenance of our websites, potential acquisitions of allied practices, development of satellite offices and general corporate purposes, including working capital and capital expenditures.

Pending such uses, we may invest the net proceeds temporarily in short-term, investment grade, interest bearing securities or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

     Except for our payment of $5.7 million in cash consideration to the founding practices, which will be accounted for under Staff Accounting Bulletin No. 48, "Transfers of Nonmonetary Assets by Promoters and Shareholders," SAB 48, in connection with the acquisition of the assets of certain of those practices and recorded as a cash dividend for financial accounting purposes, we have not declared or paid, and we do not anticipate declaring or paying, any dividends on our common stock in the foreseeable future. Our board of directors will, in its discretion, make any future determination to declare or pay dividends. Any future determination will depend upon then existing conditions, including our financial condition, results of operations, contractual and statutory restrictions, capital requirements, business prospects and other factors as our board of directors deems relevant.

                                    DILUTION


     Purchasers of the common stock in the offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding. At June 30, 1999, we had a pro forma net tangible book value (deficit) of ($18.2) million or ($6.57) per share of common stock. Pro forma net tangible book value is equal to pro forma assets, excluding intangible assets, less pro forma liabilities. After giving effect to the sale of 2,400,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share and, after the deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 30, 1999, would have been $4.2 million or $0.82 per share. This represents an immediate increase in such net tangible book value of $7.39 per share to existing shareholders and an immediate and substantial dilution of $10.18 per share to new investors purchasing common stock in the offering. The following table illustrates this per share dilution.



Assumed initial public offering price.......................            $11.00
  Pro forma net tangible book value deficit at June 30,
     1999...................................................  $ (6.57)
  Increase attributable to new investors....................     7.39
Pro forma net tangible book value after this offering.......              0.82
                                                                        ------
Dilution in pro forma net tangible book value to new
  investors.................................................            $10.18
                                                                        ======


     The following table summarizes, on a pro forma basis set forth above at June 30, 1999, the differences between existing shareholders and new investors in the offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average consideration paid per share (before the deduction of underwriting discounts and commissions and estimated offering expenses payable by us):


                                             SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                            -------------------   ---------------------     PRICE
                                            NUMBER(1)   PERCENT     AMOUNT      PERCENT   PER SHARE
                                            ---------   -------   -----------   -------   ---------
Existing shareholders....................   2,770,262     53.6%   $ 2,001,440      7.0%    $ 0.72
New investors............................   2,400,000     46.4     26,400,000     93.0      11.00
                                            ---------    -----    -----------   ------
          Total..........................   5,170,262    100.0%   $28,401,440    100.0%
                                            =========    =====    ===========   ======


---------------


(1) Does not include up to 291,375 shares that the underwriters may purchase from us if they exercise their over-allotment option.



     If the underwriters' over allotment option is exercised in full, we will issue an additional 291,375 shares of common stock to new investors who will then own 49.3% of the total of 5,461,637 shares of our common stock outstanding. In addition, the total consideration from new investors will be $29.6 million, which is 93.7% of the total of $31.6 million paid for all shares of common stock outstanding. The issuance of additional common stock by us will result in further dilution to you.

                                 CAPITALIZATION

     The following table sets forth our historical, pro forma, and pro forma as adjusted capitalization as of June 30, 1999, after deducting underwriting discounts and commissions and estimated offering expenses. You should read the following table in conjunction with the Unaudited Pro Forma Balance Sheet and related notes and our audited financial statements and accompanying notes included elsewhere in this prospectus.


                                                                         JUNE 30, 1999
                                                          -------------------------------------------
                                                                                       PRO FORMA
                                                          ACTUAL    PRO FORMA(1)   AS ADJUSTED(2)(3)
                                                          -------   ------------   ------------------
                                                                        (IN THOUSANDS)
Current portion of long-term debt and notes payable.....  $    --     $ 13,587          $    680
                                                          =======     ========          ========
Total long-term debt....................................  $    --     $  3,331          $  3,331
Shareholders' (deficit) equity:
  Preferred stock; 20,000,000 shares authorized; no
     shares issued and outstanding......................       --           --                --
  Common stock, no par value; 100,000,000 shares
     authorized; 383,213 shares issued and outstanding,
     actual; 2,770,262 shares issued and outstanding,
     pro forma; 5,170,262 shares issued and outstanding,
     pro forma as adjusted(4)...........................       --           --                --
  Additional paid-in capital............................   (2,437)         237            22,675
  Warrants..............................................   11,363       11,363            11,363
  Accumulated deficit...................................   (7,774)     (13,020)          (13,020)
                                                          -------     --------          --------
          Total shareholders' (deficit) equity..........    1,152       (1,420)           21,018
                                                          -------     --------          --------
          Total capitalization..........................  $ 1,152     $  1,911          $ 24,349
                                                          =======     ========          ========


---------------

(1) The pro forma balance sheet data gives effect to our acquisitions of 30 founding practices as if they had occurred on June 30, 1999.

(2) Gives effect to the sale by us of 2,400,000 shares of common stock offered hereby at an assumed initial public offering price of $11.00, after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."


(3) Does not include up to 291,375 shares that the underwriters may purchase from us if they exercise their over allotment option.


(4) Excludes an aggregate of (a) 1,578,704 shares issuable upon exercise of stock options and warrants outstanding as of September 10, 1999, (b) 1,026,500 shares issuable upon exercise of stock options and warrants that will be issued upon closing of this offering and (c) an aggregate of 240,000 shares issuable upon exercise of warrants that will be issued to the representatives of the underwriters upon completion of this offering.

                            SELECTED FINANCIAL DATA

     The following financial information for the period from April 30, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998 is derived from our audited financial statements. The following financial information for the six months ended June 30, 1998 and 1999 and at June 30, 1999 is derived from our unaudited financial statements. We have had no significant operations to date and will not conduct significant operations until this offering is completed.


                                    PERIOD FROM
                                  APRIL 30, 1997                               SIX MONTHS ENDED JUNE 30,
                                  (INCEPTION) TO        YEAR ENDED       -------------------------------------
                                 DECEMBER 31, 1997   DECEMBER 31, 1998         1998                1999
                                 -----------------   -----------------   -----------------   -----------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue......................       $    --             $    --             $   --              $    --
                                      -------             -------             ------              -------
  Total expenses...............         1,888               3,211                839                2,698
  Other income.................             8                   8                  3                    6
                                      -------             -------             ------              -------
  Net loss.....................       $(1,880)            $(3,203)            $ (836)             $(2,692)
                                      =======             =======             ======              =======
  Basic and diluted net loss
     per share.................       $ (8.49)            $(12.30)            $(3.33)             $ (8.99)
                                      =======             =======             ======              =======
  Shares used in computing
     basic and diluted net loss
     per share.................           221                 260                251                  299


                                                             AS OF DECEMBER 31,        AS OF
                                                             ------------------      JUNE 30,
                                                             1997        1998          1999
                                                             -----      -------      ---------
BALANCE SHEET DATA:
  Cash and cash equivalents................................  $ 184      $   403       $    91
  Working capital (deficit)................................   (176)      (1,348)       (2,369)
  Total assets.............................................    202          440         3,612
  Total long-term liabilities..............................     --           --            --
  Total shareholders' (deficit) equity.....................   (158)      (1,311)        1,152

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW


     At the closing of the offering, we will provide business development services and Internet solutions to our alliance of 36 Board certified or Board eligible plastic surgeons and one surgeon certified by the Canadian Board of Plastic Surgery located in 22 metropolitan markets throughout the United States. In the future we intend to provide business services and acquire certain assets of, or to manage, additional plastic surgery practices. Our Internet strategy is important to our business. We have two proprietary websites: Idealme.com, our consumer website; and ThePlasticSurgeryCo.com, our surgeon website. Idealme.com allows consumers to research available procedures, submit inquiries regarding cosmetic surgery procedures, view possible cosmetic changes through online imaging technology, obtain financing for procedures and locate Board certified cosmetic surgeons. ThePlasticSurgeryCo.com will provide allied surgeons online access to our national buying programs and facilitate "best practices" study groups among our allied surgeons. We have not conducted any significant operations or earned any revenue to date, and we believe that we will generate substantially all of our future revenues from service fees earned under our business services agreements with allied surgeons, which generally provide for us to receive 15% of the net cash collected by each practice.


THE FOUNDING PRACTICES


     Upon the closing of the offering, we will be aligned with 37 plastic surgeons. Simultaneously with the closing of the offering, we will enter into business services agreements with 17 founding practices, accounted for pursuant to SAB 48, and 13 additional founding practices accounted for based on the fair value of the assets. The fair value acquisitions will result in approximately $13.3 million of intangible assets which will be amortized over periods ranging from 10 to 15 years. SAB 48 is a Staff Accounting Bulletin which was issued by the Securities and Exchange Commission. Our transactions with the 17 founding practices that will be accounted for under SAB 48 will involve the transfer of nonmonetary assets, primarily medical and surgical equipment, from the founding practices in exchange for cash and common stock. The amount of cash to be received by each of these 17 founding practices will not exceed 25% of the total value of the founding practice. The shareholders of these 17 founding practices are considered promoters. SAB 48 requires the transfer of nonmonetary assets by promoters for stock of a company prior to or at the time of an initial public offering to be recorded at the historical cost basis of the assets transferred. Therefore, we will account for the transfer of nonmonetary assets from these 17 founding practices under SAB 48 and will record the nonmonetary assets transferred at their historical costs.



     The aggregate consideration paid by us to the founding practices is approximately $42.7 million, including 2,387,049 shares of common stock based on an assumed initial offering price of $11.00, approximately $4.0 million in promissory notes and approximately $12.4 million in cash, all of which is payable at the closing of the transfer of assets of the founding practices, which will occur simultaneously with the closing of the offering. Cash proceeds from the offering will be used to pay the cash portion of the consideration. See "Use of Proceeds."



     Eleven of our founding practices resulted from our acquisition in May 1999 of the right to negotiate business services agreements with plastic surgery practices originally contacted by ISIS Cosmetic Surgery Partners, Inc. ISIS, a company not affiliated with us, had entered into letters of intent, which included an exclusive negotiations clause, with certain plastic surgery practices. We began preliminary discussions with ISIS in February 1999. In May 1999, ISIS entered into an agreement with us when it was unable to obtain financing necessary to execute its business plan. Under this agreement, we purchased ISIS's exclusive negotiation rights with respect to these plastic surgery practices for 92,213 shares of common stock and cash of approximately $400,000. We will account for the purchase of these rights as an asset acquisition and will amortize the intangible asset over 14 years. The amortization period for the contract rights purchased from

ISIS was determined by reference to the amortization periods for the business services agreements with the founding practices resulting from the transaction with ISIS. The 14-year period was calculated as a weighted average of the amortization lives and resulting intangible assets for these business services agreements. Upon the closing of the offering, we will enter into business services agreements with these plastic surgery practices. As a result of entering into these business services agreements, we will record intangible assets that will be amortized over periods ranging from 10 to 15 years.



     Intangible assets consist of the excess of the purchase price over the fair value of the net assets acquired from the asset acquisitions at fair value and the transaction with ISIS. For these allied practices, the business services agreements have a term of 25 years. We have allocated these intangible assets to the value obtained through entering into business services agreements. We believe that no other identifiable intangible asset was generated by these acquisitions. We will amortize the intangible assets over the estimated useful lives taking into consideration various qualitative factors, including the terms of the business services agreements. We consider the unique characteristics of each practice being managed and uncertainties resulting from our inability or the practice's inability to perform over the term of the business services agreements. These factors take into consideration the probability that a practice will be able to extend its existence indefinitely and thus enable us to recover, through profitable operations, the carrying value of the intangible assets. These factors include the following:



     - The strength of the local market as evidenced by such factors as location in the United States, market demographics, and the number of plastic surgery procedures performed in the market;



     - Market recognition of the practice name;



     - The existence of business services agreements with other practices in the same market that could provide continuity of the practice, if necessary;



     - The number of surgeons in the practice;



     - The ages of the surgeons in the practice;



     - The historical operating experience of the practice;



     - Past experience of the practice in attracting and retaining associates;
       and



     - The terms and conditions of the employment agreements with the surgeons.



     We considered the above factors for each individual practice acquired to determine the appropriate amortization life of between 10 and 15 years. The primary factors we considered for practices that will be amortized over a 10 year period included the older age of the allied surgeon and the lack of an associate surgeon or an affiliated practice in the market. The primary factors we considered for practices that will be amortized over a 15 year period included the relatively younger age of the allied surgeon, the larger size of the market in which the allied surgeon is located, the favorable historical operating results of the allied practice, and either the addition of an associate in the practice, the active search by the allied surgeon for an associate surgeon or the existence of an affiliated practice in the same market.



     We review the carrying value of our long-lived assets and goodwill at least quarterly on a practice by practice basis to determine if facts and circumstances exist which would suggest that assets might be impaired or that the amortization period needs to be modified. Among the factors we consider in making the evaluation are changes in the practices' market position, reputation, profitability, geographic penetration, the relationship with the physicians and any changes in the legal or regulatory environment. If facts and circumstances are present which may indicate that the carrying amount of the asset may not be recoverable, we will prepare a projection of the undiscounted cash flows of the specific practice and determine if the long-lived assets and/or goodwill are recoverable based on these undiscounted cash flows. If the carrying value of the assets exceeds the undiscounted cash flow, then we will adjust the carrying amount of these assets to their estimated fair value. We will determine estimated fair value by reference to quoted market prices, if available, or by considering the prices for similar assets or the results of valuation techniques that include the present value of the estimated future cash flows.

     Each allied surgeon affiliated with the founding practices is Board certified, except for one surgeon who is eligible for Board certification and one surgeon who is certified by the Canadian Board of Plastic Surgery. Board certification requires that the surgeon graduate from an accredited medical school, complete at least five years of additional residency, practice plastic surgery for two years and pass comprehensive written and oral examinations. Each allied surgeon, in his sole discretion, determines the fees to be charged for services provided to patients based on market conditions and other factors deemed appropriate by the allied surgeon.


     We will recognize revenue from providing services to the practices pursuant to the business services agreements on a monthly basis as each practice collects its cash. The business services agreements provide that each practice will pay our fees based on a percentage of the net cash collected by that practice. Our revenue will consist of the sum of the service fee and amounts equal to the operating expenses of the practice assumed by us under the business services agreements. We will separately disclose in our future financial statements the revenue from service fees and operating expenses. The operating expenses of the practice that are our responsibility and which we are legally obligated to pay include the following:


     - salaries, benefits, payroll taxes, workers compensation, health insurance and other benefit plans, and other direct expenses of non-medical employees that are our employees located at the practice;

     - direct costs of all employees or consultants that provide services to each practice's office;

     -  medical and office supplies;

     - lease or rent payments, utilities, telephone and maintenance expenses for practice facilities;

     -  property taxes on our assets located at the practice offices;

     - property, casualty and liability insurance premiums, excluding malpractice insurance which is the responsibility of the practice;

     -  surgeon recruiting expenses; and

     - advertising and expenses attributable to the promotion of practice offices.


     We will assume all of the above expenses and will pay the third-party provider of the goods and services. These expenses will be recorded in our financial statements as expenses because we are legally obligated to pay them. In exchange for assuming these expenses and providing business services, we will record revenue in amounts equal to the assumed expenses plus the service fee described above.


     The practice will retain the responsibility for payment of any and all direct employment expenses, including benefits, for any surgeon or other employee that we are prohibited from employing by applicable law. In addition, the practice will retain responsibility for the payment of expenses for continuing education, seminars, professional licenses, professional membership dues and malpractice insurance and all other expenses of any surgeon. These expenses that will remain the responsibility of the practice will not be included in reimbursed operating expenses which is a component of our revenue.

     Acquisition Agreements. We have entered into acquisition agreements with each of the founding practices or the allied surgeons. These acquisition agreements may be in the form of an asset purchase and sale agreement, a stock purchase and sale agreement or an agreement and plan of reorganization whereby we merge with the allied practice. Based on applicable state laws and regulations, the operating assets of each practice, which include equipment, inventory, accounts receivable, furniture and other personal property, or some combination, will be transferred to us pursuant to the acquisition agreements. As consideration for entering into an acquisition agreement, we will pay consideration consisting of a combination of common stock, notes and cash.

     Business Services Agreements. We have entered into business services agreements with each of the founding practices. These agreements may be in the form of a service agreement or consulting agreement as dictated by state law. Each service agreement generally requires that we provide the following services for the allied practices:

     - acquisition and maintenance of specified furnishings and equipment;

     - provision of suitable offices and facilities;

     - payroll processing;

     - employment of necessary personnel, excluding plastic surgeons and certain medical personnel;

     - development of business systems procedures and forms;

     - procurement and inventory management;

     - assistance in acquiring malpractice insurance;

     - cash management;

     - assisting with advertising, marketing and practice development;

     - development of appropriate business systems;

     - supervision, management and organization of files and records; and

     - financial reporting and analysis.

If we enter into a lease on behalf of the allied practice, the allied practice will sublease from us. Under the service agreements, we will recognize revenues in amounts equal to the assumed expenses plus service fees based on the net cash collected. In future agreements, we may recognize revenues in amounts equal to the assumed expenses plus a fixed dollar amount with annual fixed percentage increases.

     If required by applicable state law or regulations, an allied practice may enter into a consulting agreement with us that contains certain of the same provisions as the service agreement, including: (a) provisions relating to the obligation to loan funds to the allied practice in the event the allied practice is unable to pay its current expenses, (b) repurchase of assets and assumption of liabilities by the allied practice upon expiration or termination, (c) covenant not to compete, and (d) indemnification. Under the consulting agreement, we will provide the following services to allied practices in exchange for a fixed dollar annual fee with annual fixed percentage increases:

     - consulting with respect to equipment and office needs;

     - preparing staffing models appropriate for the allied practice;

     - advising and training with respect to business systems;

     - purchasing and maintaining inventory;

     - advising with respect to and providing or arranging accounting and bookkeeping services;

     - assisting with the acquisition of malpractice insurance;

     - advising with respect to developing a marketing plan;

     - assessing the financial feasibility of establishing new offices;

     - providing billing and collection services; and

     - assisting the allied practices in organizing and developing filing and recording systems.


     The business services agreements have either 20 or 25 year terms for the founding practices, beginning on the date of this offering. We anticipate executing business services agreements with 25 year terms for each allied practice affiliated with us after this offering. The business services agreements are subject to termination by either party in the event the non-terminating party becomes subject to voluntary or involuntary bankruptcy proceedings or materially breaches the agreement, subject to a cure period. The allied practices may also terminate the business services agreements if we are subject to a change of control not approved by our board of directors. Upon the termination of the business services agreements, except upon our breach, the allied practice and its shareholders are subject to a two year covenant not to compete which prohibits within a specified territory the following (a) advertising in print and electronic media; (b) soliciting patients, surgeons or staff associated with the allied practice; and (c) soliciting any referrals from any physician who referred one or more patients to the allied practice within three years prior to the date of such termination.



     Pursuant to these business services agreements, we must pay the operating expenses of a practice. To the extent a practice's operating expenses exceed revenues, we must pay the excess but the allied practice will be obligated to repay us, with interest, out of future revenues. The obligation of the allied practice to repay these advances will not be securitized or prioritized and will not have a definite maturity date. Under the business services agreements, the allied surgeons maintain full control over and ownership of the allied practices, determine which clinical personnel will be employed by the allied practices and establish their own practice standards to promote quality plastic surgery care. We do not engage in the practice of medicine. Each allied surgeon is responsible for the compliance of his or her allied practice with state and local regulations, licensing and certification requirements applicable to the practice of plastic surgery.


     Employment Agreements. Each allied surgeon who is an equity holder in an allied practice or who provides plastic surgery services through an allied practice an average of more than ten days a month either at the time of execution of the business services agreement or any time thereafter is required to execute an employment agreement with the allied practice. Each employment agreement generally provides that the allied surgeon will perform professional services for the allied practice over a period ranging from 5 to 25 years, commencing on the date of the offering, with automatic renewal for additional one year terms. After the expiration of the initial term, either the allied practice or the allied surgeon may terminate the employment agreement at any time without cause by giving ninety days' prior written notice. Each allied surgeon's compensation will be a percentage of the net cash collected by the allied practice after the payment of the service fee and all operating expenses of the allied practice, with such percentage to be determined by the allied practice. The allied surgeon agrees that upon termination or expiration of the employment agreement, he or she will not compete for a period of two years in the market in which the allied practice operates an office, will not solicit former patients of the allied practice, will not solicit referrals from any physician who referred one or more patients to the allied surgeon or the allied practice within the two years prior to the termination, and will limit the methods of advertising in the area in which any allied practice is located.


FINANCING PLANS

     Third party financing companies will provide online financing for patients of our allied practices and will be responsible for the approval and application process. These companies will assume all of the risks related to financing. The individual practice will receive a payment from these companies equal to 85% to 90% of the financed amount. These companies will not have any recourse against the individual practices or us for any unpaid balances. Application and approval procedures will be instituted by these companies and terms of payment will vary based on the creditworthiness of the patient. Our employees located at the allied practice will bill patients for services.

POSSIBLE SOURCES OF FUTURE REVENUES


     After the closing of the offering, we also intend to enter into "management services agreements," rather than "business services agreements," with select plastic surgery practices. Pursuant to management services agreements, we will provide business development services and Internet solutions and receive service fees. The expenses we expect to incur under the management services agreements will be substantially the same as the expenses we expect to incur under the business services agreements. We will recognize revenues from these agreements based on a percentage of the net cash collected by the allied practice which is commensurate with the level and timing of services being provided. We will not acquire operating assets of allied practices entering into management services agreements, and we will not assume the operating expenses of these practices. Because we will not assume the operating expenses of the practices entering into management services agreements, we will not record the operating expenses as revenue or expense in our income statement.



     We will list on Idealme.com cosmetic surgeons who are not allied with us and are located in areas where we are not affiliated with an allied practice. After a few months, we will contact these surgeons to determine whether they want to continue to be listed in our directory. If so, we intend to enter into subscription agreements with these surgeons to allow them to continue to be included in the directory of Board certified or Board eligible cosmetic surgeons on Idealme.com. These subscribing surgeons listed on our website directory will be listed for the convenience of potential consumers located in areas where we are not affiliated with an allied practice. We will not investigate the qualifications of the surgeons who subscribe for this service. Our website will advise consumers to independently investigate each surgeon's qualifications. Subscribing surgeons will pay us a fee for the directory listing which we will recognize as revenue as it is earned. We may generate future revenues from the sale of products and services through our proprietary websites. The revenue generated may include fees from banner and sponsorship advertising, subscriptions to our online magazine and video imaging.

RESULTS OF OPERATIONS

     We have not conducted any significant operations or earned any operating revenue to date. We will not earn any revenues until we acquire the founding practices.

     From inception through June 30, 1999, we incurred start-up costs of approximately $7.8 million, consisting primarily of operating expenses such as salaries, consulting fees, rent and professional fees. The cumulative cash outlay for our start-up expenses was approximately $2.2 million from inception (April 30, 1997) to June 30, 1999.

     For the period from inception (April 30, 1997) to December 31, 1997, the year ended December 31, 1997 and the six months ended June 30, 1998 and 1999, salaries, wages and benefits included salaries for all of our employees, compensation expense related to the issuance of equity securities and related employee benefits. For the period from inception to December 31, 1997, we incurred approximately $1.2 million in compensation expense related to warrants and stock that we issued to employees and non employees. For the year ended December 31, 1998, we incurred approximately $788,000 in compensation expense in connection with our issuance of stock to employees and non employees. For the six months ended June 30, 1999, we incurred approximately $1.1 million in compensation expense in connection with the issuance of warrants to employees and nonemployees. The remaining salaries, wages and benefits differs between the period from inception (April 30, 1997) to December 31, 1997, the year ended December 31, 1998 and between the six months ended June 30, 1998 and 1999, due to the addition of several senior management members in 1998 and 1999.

     General and administrative expenses primarily include professional fees, office expenses and accrued relocation expenses. Professional fees have increased since inception. Additionally, in 1998, we accrued approximately $175,000 for relocation expenses for lease obligations that we cancelled upon our corporate relocation to Santa Barbara, California.

     Other income is from investments in money market funds of our proceeds from the sale of our common stock. This income differs among periods primarily due to the amount of cash invested.

LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have financed our start-up costs primarily through private sales of our securities. If the acquisitions of the founding practices had occurred on June 30, 1999, we would have had a pro forma working capital deficit of approximately $15.9 million, including the accrual of $12.4 million for cash payable to the founding practices. We will require capital for the following purposes:


     - to fund the cash portion of the acquisitions of the founding practices of approximately $12.4 million;


     - to pay accrued salaries and consulting fees of our employees or consultants of approximately $1.4 million;


     - to repay indebtedness of the founding practices of approximately
       $485,000;

     - to pay amounts owed to allied practices pursuant to notes issued in the acquisitions of the founding practices;

     - to pay, if necessary, operating expenses;

     - to form additional affiliations with plastic surgery practices;

     - to pay costs associated with the development and maintenance of our websites;

     - to fund corporate costs for providing business services; and

     - to pay certain costs related to the development of satellite offices and related services for allied practices, including site selection and marketing research and support.

     The notes issued in the acquisitions of the founding practices bear interest at 8% per annum and provide for equal monthly payments of principal and interest over the five year term of the note.

     Each business services agreement obligates us, with no limitation, to pay the operating expenses of an allied practice. These operating expenses will be paid out of individual practice cash accounts that we control. To the extent a practice's operating expenses exceed its revenues, we will be required to pay any excess expense but the allied practice will be obligated to repay this amount to us with interest. We will record this amount as a receivable from the practice bearing interest at the prime rate as published in The Wall Street Journal plus one percent. The allied practice will be required to repay any receivable to us out of its future revenues. This receivable will be repaid after the payment of the service fee and before the allied surgeon receives any compensation. There is no defined payment date related to this receivable. We intend to fund these excess operating expenses from working capital or borrowings under a credit facility, which we anticipate establishing following the closing of the offering. Since approximately 75% of the procedures performed by our allied surgeons are cosmetic with fees generally paid no later than the time the procedure is performed, we believe that our requirement to finance the excess operating expenses of the allied practices can be funded through our working capital. In addition, our allied practices must pay our service fees and their operating expenses before the surgeons receive any funds from the practice. We do not believe that a lag in collections of patient receivables would occur or if occurred would significantly affect our liquidity.

     We believe that the net proceeds of the offering, expected cash flow from operations and anticipated borrowings under a credit facility we expect to be established after the offering will be sufficient to fund our ongoing operations and our planned capital needs for the next 12 months. However, if the capital sources above are insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or increase our anticipated credit facility. To the extent we are unable to obtain a credit facility after the offering, we may not be able to fully implement our acquisition program.

INTEREST RATE RISK

     We do not trade in derivative financial instruments nor do we engage in any commodity trading activities. Our exposure to interest rates relates primarily to our investments of cash and cash equivalents. We invest cash and cash equivalents in financial instruments with original maturities of three months or less. These investments are denominated in U.S. dollars. Any interest earned on these investments is recorded as interest income in the statements of operations. Because of the short maturity of our investments, a near term change in interest rates would not materially affect our financial position, results of operations or cash flows.

IMPACT OF YEAR 2000

     Many computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields will need to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with "Year 2000" requirements. Although we believe that our software is Year 2000 compliant, we may discover coding errors or other defects in the future. We have appointed a Year 2000 task force to assess the scope of our risks and bring our applications into compliance. This task force is undertaking its assessment of our compliance and recently began testing our corporate business and information systems. To date, we have discovered few problems during our Year 2000 testing, and we have fixed those identified in our day to day operating environment. We intend to complete the compliance testing in September 1999. To date, we have incurred minimal expenses related to Year 2000 compliance and expect to incur immaterial expenses in 1999 related to Year 2000 compliance. We have not adopted a contingency plan to address possible risks to our systems.

     We rely on a number of software programs and systems provided by third parties, any of which could contain coding which is not Year 2000 compliant. These systems include server software to operate the network servers, software controlled routers, switches and other components of the data network, firewall, security, monitoring and back-up software used by us, as well as desktop PC applications software. In each case, we employ widely available software applications from leading third-party vendors and expect that these

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

vendors will provide any required upgrades or modifications in a timely fashion. However, if any third party software suppliers fail to provide Year 2000 compliant versions of the software, our operations could be disrupted.

     Year 2000 compliance problems also could undermine the general infrastructure necessary to support our operations. For instance, we depend on third-party Internet service providers or hosting centers to provide connections to the Internet and to customer information systems. Any interruption of service from these Internet service providers or hosting centers could result in a temporary interruption of our services. Any interruption in the security, access, monitoring or power systems at the Internet service providers or hosting centers could result in an interruption of services. Moreover, it is difficult to predict what effects Year 2000 compliance problems will have on the integrity and stability of the Internet. If businesses and consumers are not able to reliably access the Internet, the demand for our Internet solutions could decline, resulting in an adverse impact to our business, financial condition and results of operations.

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

                                    BUSINESS


     At the closing of this offering, we will provide business development services and Internet solutions to our alliance of 36 Board certified or Board eligible plastic surgeons and one surgeon certified by the Canadian Board of Plastic Surgery located in 22 metropolitan markets throughout the United States. Our consumer website, Idealme.com, allows consumers to research available procedures, submit inquiries regarding cosmetic surgery procedures, view possible cosmetic changes through online imaging technology, obtain financing for procedures and locate Board certified plastic surgeons. We expect our consumer website to increase the number of procedures performed by our allied surgeons. We provide our web-based services free of charge to consumers, except for a fee for online imaging. Our surgeon website, ThePlasticSurgeryCo.com, will provide allied surgeons online access to our national buying program and facilitate "best practices" study groups among our allied surgeons. Our business development services include the implementation of strategic business plans, practice-specific programs, patient financing plans, patient education strategies and materials and related services and products. We believe that we will generate substantially all of our future revenues from service fees paid by each practice under our business services agreements which generally provide for us to receive 15% of the net cash collected by the practice. We were incorporated in April 1997 and have not conducted any significant operations to date.


BACKGROUND

     The market for plastic surgery, which includes both cosmetic and reconstructive procedures, exceeds $15 billion per year according to Form and Figure magazine. The market for cosmetic surgery procedures has grown rapidly over the last several years. From 1992 to 1998, facelifts, liposuction and breast augmentations have increased approximately 75%, 260% and 300%, respectively. During this period, the Internet has emerged as a global communications medium, enabling millions of people worldwide to communicate, share information and conduct business electronically. According to International Data Corporation, the number of Internet users worldwide will grow from an estimated 97 million in 1998 to an estimated 319 million by 2002. We believe that cosmetic plastic surgeons can use the Internet to improve quality of patient education and increase practice efficiency.

  Plastic Surgery Trends

     Cosmetic surgery procedures reshape normal anatomical features to improve the patient's appearance and self-esteem. These procedures include elective aesthetic procedures such as facelifts, liposuction and breast augmentations. We estimate that cosmetic surgery constitutes approximately $10 billion of the plastic surgery industry and remains 100% private pay without government reimbursement pressures. In contrast, reconstructive surgery procedures reshape abnormal anatomical features caused by congenital defects, developmental abnormalities, trauma, infection or disease, usually to improve function but also to approximate normal appearance. We believe that revenue from reconstructive procedures constitutes approximately 30%, or $5 billion, of the industry and is primarily reimbursed by third party payors.

     The primary market for cosmetic surgery procedures is women aged 19 to 50. In 1997, nearly 85% of all cosmetic surgery procedures performed were for women and approximately 70% were for adults aged 50 and under. Recent trends indicate men are having more cosmetic surgery procedures, as evidenced by male liposuction and facelift procedures tripling and doubling, respectively, since 1992. Approximately 2.8 million cosmetic surgery procedures were performed in 1998, according to a survey by the American Society of Aesthetic Plastic Surgery. The market for cosmetic surgery procedures has grown rapidly over the last several years, and we expect this market to continue to grow as a result of various factors, including:

     - aging of the baby boomer generation;

     - increasing media attention to and cultural acceptance of cosmetic surgery;

     - continuing improvements in technology resulting in less invasive procedures and shorter recovery times;

     - growing awareness of available cosmetic surgery procedures through consumer education; and

     - increasing availability and access to healthcare information via the Internet.

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

     The consumer market is served in part by approximately 5,000 Board certified plastic surgeons in the United States. In recent years, fees for reconstructive procedures have declined primarily due to cost containment pressures from third party payors. As a result, many plastic surgeons have attempted to shift the focus of their practices from reconstructive to cosmetic surgery procedures. This has resulted in increased competition for private pay cosmetic surgery procedures. Physicians practicing in other disciplines, such as ophthalmologists and dermatologists, are also performing cosmetic surgery procedures traditionally performed by plastic surgeons, such as eyelid surgery and liposuction, to earn the higher fees associated with these procedures. Consequently, plastic surgeons are attempting to emphasize the importance of having plastic surgery procedures performed by Board certified plastic surgeons.

  Internet-Based Healthcare Information Trends

     The Internet is a comprehensive and inexpensive information source that has dramatically improved information flow, enhanced communications and increased business opportunities for healthcare providers. Cyber Dialogue, an on-line survey company, estimates that 17 million adults in the U.S. searched online for health information in 1998, an increase of 119% from July 1996, and that approximately 50% of these individuals made purchases after seeking information on the Internet. According to Cyber Dialogue, these users are better educated, have higher household incomes and are most often female. The growing interest in cosmetic surgery is creating increased demand for reliable, easy access to cosmetic surgery information. Cosmetic surgery is an elective, private pay niche that benefits by direct to consumer information. Consumers of cosmetic surgery procedures are more involved than average healthcare consumers in choosing which procedures are performed, the results they wish to achieve and the surgeons they believe are most qualified to perform the procedure. In addition, the Internet provides cosmetic surgery consumers privacy in researching their choices.

OUR SOLUTION


     Our business development services and Internet solutions are designed to increase the number of procedures performed by our allied surgeons, improve the quality of patient education and increase practice efficiency. We have a consumer website and are developing a surgeon website to facilitate the exchange of information between surgeons and prospective and existing patients and the exchange of information among surgeons, via the Internet. Content on our consumer website, Idealme.com, is a combination of informational and interactive pages that provide consumers with information about procedures, outcomes and surgeon qualifications. Idealme.com allows us to influence purchase decisions at the consumer level and leverage the clinical expertise and reputation of our allied surgeons. Our surgeon website, ThePlasticSurgeryCo.com, will provide our allied surgeons online access to our national buying programs and will facilitate "best practices" study groups among our allied surgeons, while highlighting the benefits of becoming affiliated with us.


  BENEFITS TO CONSUMERS

     Informs consumers about cosmetic surgery procedures and related topics. Idealme.com contains regularly updated, comprehensive information about cosmetic surgery procedures ranging from specific procedures to other health-related topics such as wellness, skin care and diet. We believe the quality of the information we provide about cosmetic surgery procedures and related topics will help to establish our consumer website as a relevant and trusted information source. On Idealme.com, a consumer is able to view a photo gallery which contains several before and after pictures for each type of procedure. Idealme.com also consolidates information on new technologies and leading edge procedures.

     Allows consumers to view possible cosmetic changes through online imaging technology. On Idealme.com, we offer interactive, online computer imaging which allows consumers to view possible cosmetic changes for a fee. Computer imaging technology allows a potential consumer of cosmetic surgery procedures to submit a digital photograph, have the image modified to reflect the potential consumer's desired procedure and receive the modified image via e-mail. This technology enhances the potential consumer's ability to more fully evaluate cosmetic surgery alternatives.

     Provides online financing plan application and approval. Potential cosmetic surgery consumers can apply directly through our website for financing of cosmetic surgery procedures through third party financing
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

companies. A visitor to Idealme.com will be able to review options for financing plans, access and submit online applications and receive approval, all from the privacy of home.

     Links consumers with both allied surgeons and subscribing surgeons through our online directory. Each allied surgeon will have his own web page that may be accessed by hyperlinks from Idealme.com. Potential consumers can enter their zip code and access a list of allied surgeons' web pages in their local market. Subscribing surgeons are listed on our website directory for the convenience of potential consumers located in areas where we are not affiliated with an allied practice. Prior to linking directly to an allied surgeon's website, a consumer is able to view a short video introducing the allied surgeon, the surgeon's patient coordinator, and the services provided by the surgeon. An allied surgeon's website also highlights the surgeon's clinical expertise and cosmetic procedure focus and gives information regarding any upcoming seminars offered by the allied surgeon. Idealme.com also allows potential consumers to research the background, credentials and professional qualifications of the surgeons listed in the surgeon directory through hyperlinks to the websites of the American Medical Association, the Administrators in Medicine and the American Board of Medical Specialities.

     Offers our online magazines, health and beauty products and related magazines and books. We intend to reinforce our brand awareness through our online magazine. This magazine will present various articles on cosmetic surgery procedures and the latest technological developments and techniques. Our articles will address key topics affecting the cosmetic surgery industry such as the critical nature of choosing a Board certified plastic surgeon to perform cosmetic surgery procedures. A consumer visiting Idealme.com may register for a subscription to the Cosmetic Surgery Online Magazine and will be able to purchase health and beauty products and related magazines. Our online magazine will be produced quarterly and e-mailed to subscribers, and archived editions will be stored and available on the website. We also intend to partner with recognizable health and beauty product companies to provide related products through our website. Through these partnerships, informational and clinical products, such as skin care products, will be available for purchase through our website.

  BENEFITS TO SURGEONS


     Will offer access to our national buying programs. Our network of allied surgeons gives us collective buying power to negotiate favorable terms with key suppliers and vendors. Our national buying program includes our negotiated pricing discounts and quantities and types of products available. Allied surgeons can choose, through our surgeon website, the products and services that we can provide at a lower cost due to our collective buying power. We also intend to negotiate favorable prices and terms with manufacturers and distributors of equipment and technology such as lasers and photographic imaging and ultrasonic liposuction machines.



     Will facilitate "best practices" knowledge sharing and provide an online forum for allied surgeons. By creating an alliance of plastic surgeons with shared strategic and economic goals, we believe we can create an environment in which each allied surgeon will share his "best practices" with other allied surgeons to increase the overall success of the alliance. We will assist in the sharing of this knowledge by researching and documenting methods and programs in the most successful allied practices and by condensing and customizing the most effective strategies into transferable templates to be implemented by other allied practices. Only allied surgeons will be able to access these "best practices" through our surgeon website, newsletters and quarterly allied surgeon educational meetings. ThePlasticSurgeryCo.com will also provide an online forum, for sharing the latest clinical techniques, specialized procedures that affiliates have developed, questions and answers on clinical challenges and comments on experiences with the latest equipment and instruments.



     Will describe our business to potential allied surgeons and highlight career opportunities with allied practices. Through ThePlasticSurgeryCo.com, plastic surgeons will have access to information outlining the benefits of an alliance with us and career opportunities for association with our allied surgeons. The description of our business is designed to attract potential allied surgeons and to assist us in the recruiting process. This information will include testimonials from allied surgeons who have had success with our various programs, links to Idealme.com and the opportunity to post questions and receive an e-mail response from us and our

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

allied surgeons. Our career placement information will include the practice location, a description of the position and a profile of the allied surgeon and practice.


     Will profile each practice and its surgeons for inclusion on our websites. We will collect information on each allied surgeon in order to complete our standard template webpage. The template webpage will include items such as credentials, specialized procedures, available related services and representative before and after pictures. We will also highlight the staff and the facility and provide a streaming video introducing the surgeon and the patient coordinator. Each allied surgeon will have this template webpage as part of Idealme.com. From these webpages, a consumer may either e-mail the surgeon for an appointment or link directly to the various custom pages that our allied surgeons have established.


     Institutes patient financing plans. Elective cosmetic surgery is not covered by third party payors and is not affordable for much of the potential market. By instituting patient financing plans through third party financing companies, we can assist our allied surgeons in providing cosmetic services to a segment of the population that would not otherwise be able to afford cosmetic surgery procedures. Patient financing plans increase consumer access to cosmetic surgery procedures and allow allied surgeons to reach an expanded audience, thereby increasing the overall potential patient population.

     Implements practice-specific consumer awareness programs. Cosmetic surgery remains a 100% private pay, retail oriented business. As such, reaching the market with consumer awareness programs is key to growing a successful plastic surgery practice. We assist our allied surgeons in developing consumer awareness programs specific to each allied practice, which incorporate our website capabilities, market demographics, various media vehicles such as seminars, newspaper ads, direct mailings and radio, and available cosmetic surgery procedures and related services.

     Designates and trains patient coordinators and develops patient education programs and materials. Generally, there is little consistency in the patient management process in plastic surgery practices resulting in inefficient patient flow and inhibiting effective patient education and counseling. In an effort to maximize efficiency we assist our allied surgeons in designating and training the appropriate person as a patient coordinator. The patient coordinator will manage the initial patient consultation and educate the patient to increase the patient's awareness of the various cosmetic surgery procedures. We intend to create and develop patient education program manuals and materials for the allied surgeons to complement the efforts of the patient coordinator, which will also be available through ThePlasticSurgeryCo.com. The primary objective of the patient education process will be to fully inform patients about their chosen procedures, raise the patient's awareness of alternative or complementary procedures or services and educate the patient about the allied surgeon's background and clinical expertise. We believe that a better educated patient will increase a practice's conversion rate and sales of related services, is more likely to elect to have a procedure performed and is more likely to be satisfied with the outcome and become a referral source for the surgeon.

OUR STRATEGY

     Our goal is to use our business development services and our consumer and surgeon websites to affiliate with a large number of plastic surgeons and improve their practices. To achieve this goal, we intend to:

     Provide high quality business development services to our allied surgeons. We will target Board certified and Board eligible surgeons and will align with these surgeons through acquisitions or the establishment of a management relationship. We have a dedicated development team that seeks to identify surgeons who maintain a reputation for high quality care within their community and peer group, are located in attractive metropolitan markets and provide an opportunity for increased revenue growth. We believe Idealme.com and ThePlasticSurgeryCo.com will also generate interest in and demand for our business development and other services from Board certified and Board eligible cosmetic surgeons.

     Increase consumer and surgeon awareness of our websites. We intend to increase awareness of our websites by advertising in various media such as magazines and other print media. We believe that increasing awareness of our websites is critical to attract new consumers and surgeons, raise awareness of available cosmetic surgery procedures and increase the number of cosmetic surgery procedures performed by our allied surgeons.
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

     Analyze each practice's operations and develop a strategic plan for the practice. After a plastic surgeon aligns with us, we conduct an in depth analysis of his practice's operations. We review existing consumer awareness programs, revenues by cosmetic and reconstructive procedures, procurement programs, information systems and patient flow. We then develop a strategic plan for the practice for streamlining operations and improving consumer awareness programs.

     Attract consumer inquiries regarding cosmetic surgery information and services. The Internet is increasingly the medium of choice for people seeking healthcare information, and we believe that Idealme.com will position us to attract consumer inquiries regarding cosmetic surgery procedures. We intend to build a network of websites from our library of plastic surgery related proprietary domain names in order to capture a broader number of plastic surgery inquiries and information searches. Each website will have its own set of relevant keywords intended to be within a broad topic inquiry search in plastic surgery, ranging from procedures and products to services.

     Continue to improve and enhance our services. We intend to assist our allied surgeons in introducing new or additional services such as hair removal and skin care. We expect these services to serve as a cross-selling opportunity for our allied surgeons. We also intend to continue to develop programs to enable our allied surgeons to increase the profitability of their practices. We intend to update and expand the content on our consumer and surgeon websites and implement new technologies to enhance the quality of services we provide for surgeons and consumers.

THE FOUNDING ALLIED PRACTICES


     The 30 founding allied practices include 36 Board certified or Board eligible plastic surgeons and one surgeon certified by the Canadian Board of Plastic Surgery operating 39 offices located in 22 metropolitan markets. The founding practices generated combined revenue of approximately $41.6 million in 1998. Approximately 75% of the procedures performed by our allied surgeons are cosmetic. We believe that each of the founding practices is a leading practice in its market. We selected the founding practices based upon a variety of factors, including:


     - Board certification, licensing and good standing of allied surgeons;

     - practice size, historical financial performance and potential for future growth;

     - geographic location; and

     - reputation among local consumers and peers within the plastic surgery industry.

     The following table sets forth the number of surgeons and locations of our founding allied surgeons.

                           NUMBER OF   NUMBER OF
METROPOLITAN MARKET        SURGEONS     OFFICES
-------------------        ---------   ---------
California
  Los Angeles............       3           5
  San Francisco..........       1           1
Colorado
  Denver.................       5           4
Florida
  Ft. Myers..............       1           2
  Orlando................       2           2
  Miami..................       1           2
Georgia
  Atlanta................       1           1
Hawaii
  Honolulu...............       1           3
Kansas
  Kansas City............       1           1
Maryland
  Baltimore..............       2           2

                           NUMBER OF   NUMBER OF
METROPOLITAN MARKET        SURGEONS     OFFICES
-------------------        ---------   ---------
Maine
  Portland...............       1           1
New York
  New York...............       3           5
North Carolina
  Raleigh................       1           1
Ohio
  Cincinnati.............       1           1
  Cleveland..............       2           1
Oklahoma
  Oklahoma City..........       1           1
Oregon
  Portland...............       1           1
Pennsylvania
  Philadelphia...........       4           1
Texas
  Amarillo...............       1           1
  Austin.................       2           1
  Houston................       1           1
Virginia
  Virginia Beach.........       1           1
                             ----         ---
                               37          39
                             ====         ===

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

OPERATIONS

     We will make available support and services to the allied practices, including administrative and back office functions, purchasing, marketing, training and patient education programs. We intend to offer to the allied surgeons a variety of operating procedures and systems designed to improve the productivity and increase the revenue of each allied practice and to achieve economies of scale, such as:

     - national group purchasing contracts for medical and office supplies and equipment, implants and pharmaceuticals;

     - centralized payroll processing and employee benefits packages;

     - appropriate credit and collection policies to accommodate specific needs of the target market of each allied practice;

     - patient flow and work flow enhancements from physical improvements in design of facilities to increase the number of patients seen and the productivity of the allied surgeons; and

     - promotional programs to include newsletters, direct mail, seminars and patient financing to expand the allied surgeon's patient base.

     We intend to institute operating efficiencies and economies on a per market or per allied practice basis after thorough analysis, including review of work flow, patient flow, aged accounts receivable history, facilities, employee work load and productivity, and employee and patient satisfaction.

GOVERNMENT REGULATION

     Overview. The health care industry is highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. In general, regulation of health care providers and companies is increasing.

     Every state imposes licensing requirements on medical doctors and on their facilities and services. In addition, many states require regulatory approval, including certificates of need, before establishing certain types of health care facilities, offering certain services or making expenditures in excess of statutory thresholds for health care equipment, facilities, or programs. The execution of a business services agreement with an allied practice currently does not require any health care regulatory approval on our part or on the part of the allied practice. However, in connection with the expansion of existing operations and the entry into new markets, we and our allied practices may become subject to additional regulation.

     Health Care Regulations. Federal and state laws regulate the health care industry, the relationships between practice management companies such as us and physicians, and the relationships among physicians and other providers of health care services.

     Corporate Practice of Medicine. The laws of many states prohibit corporations and other entities that are not owned entirely by medical doctors from employing medical doctors, having control over clinical decisions, or engaging in other activities deemed to constitute the practice of medicine. We will contract with professional associations, which will be owned by one or more medical doctors and which in turn will employ or contract with physicians and other health care providers to provide professional services. We will perform only non-professional services, will not represent to the public that we provide medical services, and will not exercise influence or control over the practices of the medical doctors employed by the professional associations. The business services agreements and consulting agreements specifically provide that all decisions required by law to be made by licensed physicians or other licensed professionals shall be made by those individuals. While certain shareholders of managed professional corporations that practice medicine may also be involved in company management, they act independently when making decisions on behalf of their professional corporations and we will have no right, and will not attempt to exercise any right, to control those decisions.

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

  Fee-Splitting and Anti-kickback Laws

     State Law. Many states prohibit "fee-splitting" by physicians with any party except other physicians in the same professional practice association. In most cases, these laws have been construed as applying to the payment of a portion of a fee to another person for referring a patient or otherwise generating business and not to prohibit payment of reasonable compensation for facilities and services, other than the generation of referrals, even if the payment is based on a percentage of the practice's revenues. In addition, most states have laws prohibiting the payment or receipt of any remuneration that is intended to induce referrals for health care products or services. For example, the Florida fee-splitting law prohibits the payment or receipt of any commission, bonus, kickback, or rebate, or engaging in any split-fee arrangement in any form for patient referrals to providers of goods or services. According to a Florida court of appeals decision interpreting this law, it does not prohibit a management fee that is based on a percentage of gross income of a professional practice if the manager does not refer patients to the practice. Other states, such as New York, have fee-splitting statutes that have been interpreted to prohibit any compensation arrangement that is based on a percentage of physicians' revenue.

     Federal Law. The fraud and abuse provisions of the Medicare and Medicaid statutes prohibit the payment or receipt of any remuneration in return for the referral of patients covered by federally funded health care programs such as Medicare and Medicaid, or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any product or service that is covered by such programs, and impose significant penalties for false or improper billings under such programs. In addition, under legislation known as the "Stark Bill," physicians' referrals for certain designated health services to entities with which they have a financial relationship are prohibited unless certain exceptions apply. Violations of these laws may result in substantial civil or criminal penalties, including exclusion from participation in the Medicare and Medicaid programs, or recoveries of prior payment.


     The several laws described above have civil and criminal penalties and have been subject to judicial and regulatory interpretation. They are enforced by regulatory agencies vested with broad discretion in interpreting them. Our agreements and proposed activities have not been examined by federal or state authorities under these laws and regulations. Currently, we are not a separate provider of Medicare or state health program reimbursed services. Although we believe that our operations and those of our allied practices will be conducted so as to comply with all of the foregoing laws, there can be no assurance that these operations will not be successfully challenged as violative of one or more such laws. In addition, these laws and their interpretation vary from state to state. The regulatory framework of certain jurisdictions may limit our expansion into, or ability to continue operations within, such jurisdictions if we are unable to modify our operational structure to conform with such regulatory framework. Any limitation on our ability to expand could have an adverse effect on us. See "Risk Factors -- Government regulation may detrimentally affect us and reduce our services fees and earnings."


     Impact of Healthcare Reform. The United States Congress has considered various healthcare reform proposals, including comprehensive revisions to the current healthcare system. It is uncertain what legislative proposals will be adopted in the future or what actions federal or state legislatures or third-party payors may take in anticipation of or in response to any healthcare reform proposals or legislation. Changes in the healthcare industry, such as the growth of managed care organizations or provider networks, may result in lower payment levels for the services of the allied surgeons and lower revenues for us.

     Internet Regulation. There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, visitor privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws may have an adverse effect on our Internet business. In addition to Internet regulation, our websites may be subject to numerous state and

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

federal laws that govern the delivery of healthcare services and goods in the United States. These laws range from laws prohibiting the offer, payment or receipt of remuneration to induce referrals to entities providing healthcare services and goods to licensure requirements as well as special protection for healthcare data. These laws are complex and are under constant revision and interpretation. These laws and their active enforcement, particularly in the areas of healthcare fraud, affect the way all healthcare providers structure their business relationships and deliver healthcare services and goods. New developments in this area could affect the structure and operation of our Internet business. In the event some state or federal regulatory agency determined that our relationship with one or more of our advertisers that deliver healthcare services or goods violate any such laws, then we could be subjected to fines and other costs and could be required to revise or terminate that portion of our business.

     Liability for Information Retrieved from Our Websites and from the Internet. Content may be accessed on our websites and this content may be downloaded by visitors and subsequently transmitted over the Internet. This could result in claims against us based on a variety of theories, including defamation, practicing medicine without a license, malpractice, obscenity, negligence, copyright or trademark infringement or other theories based on the nature, publication and distribution of this content. Some of these types of claims have been brought, sometimes successfully, against providers of Internet services in the past. In addition, we may be subject to claims alleging that, by directly or indirectly providing links to other websites, we are liable for copyright or trademark infringement or the wrongful actions of third parties through their respective websites. Any claims brought against us in this respect may have a material and adverse effect on our business.


     Domain Names. Domain names are Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation, including trademark litigation, and of proposed regulatory reform. We have registered Idealme.com, ThePlasticSurgeryCo.com and approximately 25 additional domain names. There can be no assurance that our domain names will not lose their value, or that we will not have to obtain entirely new domain names in addition to or in lieu of our current domain names if reform efforts result in a restructuring of the current system.


     Jurisdiction. Due to the global nature of the Internet, it is possible that, although transmissions by us over the Internet originate primarily in the United States, the governments of states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our business, results of operations and financial condition. In addition, as our service is available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state or foreign country. We have not qualified to do business as a foreign corporation in every jurisdiction. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in such jurisdictions. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, financial condition, and results of operations.

COMPETITION

     There are several companies that affiliate with physicians in the area of plastic surgery, and we realize that additional entities may enter this market. We intend to capitalize on the reputations and relationships of the founding practices and their allied surgeons to assist us in affiliating with additional plastic surgery practices. Based on our preliminary review and analysis of, and discussions with, the founding practices, we believe that our emphasis on high quality patient care and our business, marketing, technological and practice-growth support systems will encourage plastic surgeons to affiliate with us.

     The business of providing plastic surgery services is highly competitive in each market in which the allied surgeons operate. Allied surgeons compete with plastic surgeons that maintain single offices or operate a single satellite office, as well as with plastic surgeons that maintain group practices or operate in multiple offices. Allied surgeons also compete with general surgeons and dermatologists and ophthalmologists who provide certain plastic surgery services. The provision of plastic surgery services by such general practitioners and dermatologists has increased in recent years. We believe that with the operations and growth strategies outlined above, the allied surgeons will continue to be leaders in their respective markets.

     We are aware of several entities that provide healthcare information through the Internet. These entities will compete with our efforts to provide relevant healthcare information to the Internet consumer and establish brand loyalty to their websites. All of these companies compete with us for visitor traffic. We expect competition to continue to increase as there are no substantial barriers to entry in our market. Increased competition could result in reductions in fees we receive for subscription services, reduced visitor traffic to our website, or loss of market share. Any of these occurrences could materially and adversely affect our business, financial condition and results of operations. Competition is also likely to increase significantly, not only as new entities enter the market, but also as current competitors expand their services. Our principal competitors in the Internet sector of our business are Onhealth, HealthOasis, Intelihealth, iVillage, Thrive Online, Mediconsult and WebMD.

SEASONALITY

     The allied practices typically experience a significant decrease in demand for and revenue from cosmetic surgery procedures during July and August.

EMPLOYEES


     As of September 10, 1999, we had 8 employees. Upon completion of the acquisitions of the founding practices, we will employ an aggregate of approximately 165 full-time and approximately 100 part-time employees. None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good.


INTELLECTUAL PROPERTY

     We have not applied for federal registration of the service mark "The Plastic Surgery Company." We intend to use this name in our marketing and advertising campaigns in order to associate the name The Plastic Surgery Company with a reputation for nationwide quality plastic surgery care.

LITIGATION AND INSURANCE

     We are not a party to any pending litigation that if adversely determined would have a material adverse effect on our operations. Many of the founding practices have pending litigation arising in the ordinary course of business. Each allied surgeon must disclose all pending material litigation relating to his practice in his acquisition agreement. In a stock purchase or merger transaction, we will assume the liabilities of the practice prior to the transaction relating to litigation. We intend to vigorously defend any and all litigation. We maintain general liability insurance for us and on behalf of our allied practices. We believe that, where permitted by applicable law and insurers, we will be named as an additional insured under the policies of the allied practices. The allied surgeons maintain professional liability insurance covering the delivery of health services. Also, we are indemnified under the business services agreements for liabilities we incur as a result of the performance of medical services by allied surgeons. Successful malpractice claims against allied practices could have an adverse effect on our profitability. While we believe we have adequate liability insurance coverage, there can be no assurance that a pending or future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage. There can also be no assurance that coverage will continue to be available at acceptable costs and on favorable terms.

FACILITIES

     We lease approximately 2,900 square feet of office space in Santa Barbara, California for our headquarters and approximately 2,600 square feet of office space in Atlanta, Georgia.

                                   MANAGEMENT

     The following table sets forth the age and position of each of our executive officers and directors:

NAME                                         AGE                    POSITION
----                                         ---                    --------
Jonathan E. Wilfong........................  50    Chairman of the Board
Dennis E. Condon(1)........................  50    President, Chief Executive Officer and
                                                     Director
Gunnar Sundstrom...........................  53    Chief Financial Officer
David H. Challoner.........................  39    Chief Development Officer
Patricia A. Altavilla......................  41    Executive Vice President of Marketing and
                                                     Business Planning
Robert A. Ersek, M.D., F.A.C.S.(1).........  60    Director
Richard A. Mladick, M.D., F.A.C.S.(1)......  64    Director
John C. Schantz, M.D., F.A.C.S.(1).........  56    Director
W. Grant Stevens, M.D., F.A.C.S.(1)........  45    Director
Mark A. Kaiser(1)..........................  41    Director

---------------

(1) Agreed to serve as directors upon the closing of the offering.

EXECUTIVE OFFICERS AND DIRECTORS

     Jonathan E. Wilfong, Chairman of the Board. Mr. Wilfong is our founder and served as our Chief Executive Officer until June 1998, and has served as Chairman of the Board of Directors since 1997. From June 1996 to May 1997, Mr. Wilfong served as a consultant for OrthAlliance, Inc., a public company which provides business development services to orthodontic practices, and from May 1997 to May 1999 he served as Chairman of the Board of OrthAlliance, Inc. and continues to serve as a director. In 1996, Mr. Wilfong founded Newfound Capital Associates, an investment banking advisory firm. Mr. Wilfong is a Certified Public Accountant, and from 1983 to 1996 was a partner with Price Waterhouse LLP in Atlanta, Georgia and Greenville, South Carolina where he worked primarily with high growth companies.

     Dennis E. Condon, President, Chief Executive Officer and Director. Mr. Condon has served as our President and Chief Executive Officer since June 1998 and will be appointed a director immediately upon the closing of the offering. From 1984 until joining us, Mr. Condon was employed by Mentor Corporation, an international supplier of medical products and technology, serving from 1991 to 1998 as President of the Mentor's medical device division specializing in aesthetic surgery implants and electromechanical medical instrumentation.

     Gunnar Sundstrom, Chief Financial Officer. Mr. Sundstrom has served as Chief Financial Officer since May 1999. From 1992 to 1999, Mr. Sundstrom was employed by Mentor's medical device division, serving as Vice President and Controller since 1996.

     David H. Challoner, Chief Development Officer. Mr. Challoner joined us as Chief Development Officer in October 1997. From August 1994 to September 1997, Mr. Challoner directed the start-up of Rejuve, Inc., a cosmetic laser center company, and served as its Chief Development Officer. From 1993 to 1994, Mr. Challoner founded and was President of Ocupro, Inc., an ophthalmology practice management company. In December 1994, Ocupro merged with Equivision, Inc. (subsequently Equimed, Inc.) and Mr. Challoner served in a development capacity for Equimed, Inc., until July 1996.

     Patricia A. Altavilla, Executive Vice President of Marketing and Business Planning. Ms. Altavilla has served as our Vice President of Marketing and Business Planning since August 1998. From 1984 to 1998, Ms. Altavilla was employed by Mentor, serving as Vice President of Marketing since 1993.

     Robert A. Ersek, M.D., F.A.C.S., Director. Dr. Ersek has agreed to serve as and will be appointed a director immediately upon the closing of the offering. Dr. Ersek has been practicing plastic surgery in Austin,

Texas since 1978. In 1996, he formed Personique, Inc., a company focusing on patient orientation procedures. Dr. Ersek is the former President of both the Austin Plastic Surgery Society and the Lipoplasty Society of Board Certified Plastic Surgeons of North America. Since 1970, he has served as the Medical Director and a member of the Board of Directors of Genetic Laboratories Wound Care, a wound care product manufacturing company, now a wholly-owned subsidiary of Derma Science. Dr. Ersek is a member of the American Medical Association, a fellow of the American College of Surgeons and the American Board of Plastic Surgery, American Society of Plastic and Reconstructive Surgeons, and American Aesthetic Surgery Society. Dr. Ersek received his M.D. in 1966 from Hahnemann University Medical School, performed an internship and general surgery residency at the University of Minnesota, a residency in plastic surgery at Tulane University and a fellowship in plastic surgery at the University of Mississippi.

     Richard A. Mladick, M.D., F.A.C.S., Director. Dr. Mladick has agreed to serve as and will be appointed a director immediately upon the closing of the offering. Dr. Mladick has been practicing plastic surgery since 1968 and founded and serves as director of Plastic Surgery Center, Inc., a founding practice in Virginia Beach, Virginia. Dr. Mladick is a former President of the Virginia Society of Plastic and Reconstructive Surgeons. He received his M.D. from Northwestern University Medical School in 1959 and completed residency in plastic surgery from Duke University Medical Center in 1968.

     John C. Schantz, M.D., F.A.C.S., Director. Dr. Schantz has agreed to serve as and will be appointed a director immediately upon the closing of the offering. Dr. Schantz founded Plastic Surgery Associates, P.C., a founding practice, in Lancaster, Pennsylvania in 1978. He currently serves as the Chief of the Division of Plastic Surgery at Lancaster General Hospital and serves on the active staff of HealthSouth Surgery Center of Lancaster. He is a member of the Governing Board, Department of Surgery and serves as Chairman, Surgical Practice Council at the Lancaster General Hospital. He is a member of the American Society of Plastic and Reconstructive Surgeons and a fellow of the American College of Surgeons. Dr. Schantz received his M.D. in 1971 from Hahnemann Medical College and completed his residency training at the Hershey Medical Center, Hershey, Pennsylvania.

     W. Grant Stevens, M.D., F.A.C.S., Director. Dr. Stevens has agreed to serve as and will be appointed a director immediately upon the closing of the offering. Dr. Stevens has served as President of W. Grant Stevens, M.D., Inc. (d/b/a/ Plastic Surgery Associates), a founding practice in Marina Del Ray, California, since 1988. Dr. Stevens is a Board Certified Diplomate of the American Board of Plastic Surgery and is a member of the American Society of Plastic and Reconstructive Surgeons, The American Society of Aesthetic Plastic Surgery, the California Society of Plastic Surgeons, as well as several other professional societies. Dr. Stevens is also on the clinical faculty at U.C.L.A. Dr. Stevens served as Chairman of the Department of Surgery and was on the Medical Executive Committee at Daniel Freeman Marina Hospital from 1989 through 1996. Dr. Stevens is an editorial advisory board member of Cosmetic Surgery Times, Plastic Surgery Products, and Wounds: A Compendium of Current Research and Practice. Dr. Stevens received his M.D. with honors in 1980 from the Washington University School of Medicine in St. Louis, Missouri, where he also completed his plastic surgery training. Dr. Stevens also received the Special Congressional Certificate of Recognition and the Distinguished Service Citation from the Medical Board of California.

     Mark A. Kaiser, Director. Mr. Kaiser has agreed to serve as and will be appointed a director immediately upon the closing of the offering. Mr. Kaiser is Chairman of the Board and Chief Executive Officer of Caredata.com, Inc., a healthcare Internet content company. Prior to joining Caredata.com in 1991, Mr. Kaiser was Vice President of Sales and Marketing for Charter Medical Corporation, a chain of psychiatric hospitals. From 1987 to 1990 Mr. Kaiser served as Senior Vice President of Marketing at Telecom USA, a publicly traded long distance company acquired by MCI Communications Corporation. Mr. Kaiser is a member of the Board of Directors of R.S. Andrews Enterprises, Inc., a national home services contractor. Mr. Kaiser holds Bachelor of Science degrees in Computer Science and Mathematics from Furman University.

BOARD OF DIRECTORS


     Classification of Board of Directors. Our board of directors is divided into three classes, which consist, as nearly as practicable, of one-third of the total number of directors serving on the board. The board may have up to nine members and is currently composed of one member. Immediately prior to the closing of the acquisitions of the founding practices, the board will be expanded to eight members. The members of each class serve staggered three-year terms. The initial term of class I expires at the annual shareholders' meeting in 2000, the initial term of class II expires at the annual shareholders' meeting in 2001, and the initial term of class III expires at the annual shareholders' meeting in 2002. Drs. Mladick and Schantz will be members of class I, Drs. Ersek and Stevens and Mr. Kaiser will be members of class II; and Mr. Wilfong and Mr. Condon will be members of class III.


     Directors appointed will serve until their respective successors are elected and qualified. At each annual meeting of shareholders, or at a special meeting of shareholders called for purposes that include the election of directors, directors will be appointed to succeed those in the class whose terms then expire, with each director so appointed to serve for a term of three years.

     Additional Directorships, Vacancies and Removal of Directors. The board is authorized to create additional directorships and abolish any vacant directorships. Newly created directorships and vacancies may be filled by a majority vote of the remaining directors then in office, to hold office until the next annual meeting of shareholders, and until their successors shall be appointed and qualified. Our bylaws provide that directors may be removed with or without cause by the shareholders only at a shareholders' meeting for which notice of the removal action has been given. The directors elected by a particular voting group may be removed only by the shareholders in that voting group.

BOARD COMMITTEES


     The board has an executive committee, a nominating committee, an audit committee and a compensation committee. The executive committee is authorized to take all action which may be delegated by the board under Georgia law. The nominating committee recommends candidates for election to the board, examines the performance of incumbent directors and makes recommendations concerning the retention of directors. The audit committee recommends the annual appointment of the company's auditors, with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles used by the company in financial reporting and the adequacy of the company's internal control procedures. The compensation committee administers the Employee Stock Plan. See "-- Stock Option Plans -- Administration of the Stock Option Plans." The compensation committee also has the responsibility for reviewing and approving salaries, bonuses and other compensation including benefits of executive officers.


DIRECTOR COMPENSATION


     Members of the board are reimbursed for their out-of-pocket expenses for each meeting attended, but otherwise serve without cash compensation. We have adopted the 1999 Non-Employee Director Stock Plan, pursuant to which each non-employee director receives a nondiscretionary grant to purchase 10,000 shares of common stock upon his or her election or appointment to the board and, if serving as a non-employee director following the annual meeting each year, an additional non-discretionary grant for the purchase of 10,000 shares of common stock. See "-- Stock Option Plans -- 1999 Non-Employee Director Stock Plan."


COMPENSATION COMMITTEE INTERLOCKS

     We did not have a compensation committee prior to the offering. Prior to the offering, the Board (Mr. Wilfong) determined executive compensation. None of our executive officers serve as a member of a compensation committee or as a director of any entity of which our directors serve as an executive officer.


     In June of 1997, we entered into a consulting agreement, which was amended on September 30, 1998, with Mr. Wilfong, the Chairman of the Board of Directors. Under his consulting agreement, Mr. Wilfong has agreed to provide us with financial and general business services, and we have agreed to pay Mr. Wilfong a consulting fee of $428,000 for such services. This consulting fee is payable in monthly installments of $8,000, with the balance, net of payments made through September 30, 1998, payable at the effective date of the offering. Mr. Wilfong has agreed to allow us to defer payment of the balance of $292,000 until such time as we establish a credit facility. From September 30, 1998 to the earlier of September 30, 1999 or 90 days after the effective date of the offering, Mr. Wilfong will receive monthly payments of $8,000. Mr. Wilfong will also receive a bonus accrued and earned in 1998 of $150,000 payable upon the closing of the offering.



     On May 13, 1999, we sold to Mr. Wilfong warrants to purchase 700,000 shares of common stock at an exercise price per share equal to $2.50. The purchase price was $.50 per share. We received a note from Mr. Wilfong in the amount of $350,000 for the $.50 purchase price of the warrants. The note is full recourse, matures three years from the date of issuance and accrues interest at a rate of 8% per annum. Interest is payable on a quarterly basis beginning the first quarter after the closing of the offering, but no later than September 30, 1999. The warrants may be exercised in whole or in part for a five year term commencing on the date of issuance. The warrants are not subject to adjustment for stock splits, stock dividends or any other reorganization of our outstanding stock. We recorded a charge to additional paid-in capital related to the issuance of these warrants based on the fair value of our common stock on the date of issuance of $8.93 per share.


LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In accordance with Georgia law, our Articles of Incorporation provide that no director will be personally liable for breach of fiduciary duty as a director except for

          - any appropriation, in violation of the director's duties, of any business opportunity of the company;

          - acts or omissions that involve intentional misconduct or a knowing violation of the law;

          - liabilities that relate to unlawful payments of dividends and unlawful stock repurchases and redemptions; or

          - any transaction from which the director derived an improper personal benefit.

This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches, including situations that may involve grossly negligent business decisions, by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director's breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions, such as merger transactions, have already been consummated. The inclusion of this provision in our Articles of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted us and our shareholders.

     Our Bylaws provide that we shall indemnify and hold harmless each of our directors, officers, employees and agents to the extent that he or she is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director, officer, employee or agent, against any expenses, judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding; provided, however, that no indemnification shall be made for:

     - any appropriation, in violation of the director's duties, of any business opportunity of the company;

     - acts or omissions that involve intentional misconduct or a knowing violation of the law;

     - any liability that relates to unlawful payments of dividends and unlawful stock repurchases and redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Our Bylaws provide that we shall have the power to purchase and maintain insurance on behalf of any of our directors, officers, employees or agents against any liability asserted against and incurred by such person in any such capacity, whether or not we have the power to indemnify such person against such liability at that time under our Articles of Incorporation or Bylaws.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to all compensation paid or accrued in the fiscal years ended December 31, 1997 and 1998, for services rendered in all capacities to us by our Chief Executive Officer and other officers earning in excess of $100,000. We were incorporated in April 1997 and did not conduct any operations prior to that time.

                           SUMMARY COMPENSATION TABLE

                                                                      ANNUAL COMPENSATION
                                                             --------------------------------------
                                                                                     OTHER ANNUAL
                                                     YEAR    SALARY(1)   BONUS(2)   COMPENSATION(3)
                                                     ----    ---------   --------   ---------------
Dennis E. Condon...................................  1998    $100,000    $ 30,000        $ --
  President, Chief Executive Officer
  and Director
Jonathan E. Wilfong................................  1998     264,750     150,000          --
  Chairman of the Board, former Chief Executive      1997     187,250          --          --
  Officer
David H. Challoner.................................  1998     195,000          --         900
  Chief Development Officer                          1997      52,500          --          --

---------------


(1) Includes total accrued and unpaid salary of $16,666 for Mr. Condon, $316,000 for Mr. Wilfong and $124,500 for Mr. Challoner and amounts paid under consulting agreements. See "Certain Transactions" and "-- Compensation Committee Interlocks."


(2) All bonus amounts are accrued and unpaid.

(3) Represents health insurance premium reimbursements.

OPTION GRANTS DURING LAST FISCAL YEAR


     The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during 1998, including the potential realizable value over the 5 year term of the options based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the SEC and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock. In 1998, the Company granted options to acquire up to an aggregate of 13,500 shares to employees, all under the Company's Stock Option Plan and all at an exercise price equal to not less than the fair market value of the common stock on the date of grant as determined in good faith by the board of directors.



                                                                                                POTENTIAL
                                                       INDIVIDUAL GRANTS                        REALIZABLE
                                      ---------------------------------------------------    VALUE AT ASSUMED
                                        NUMBER                                               ANNUAL RATES OF
                                          OF        PERCENT OF                                    STOCK
                                      SECURITIES   TOTAL OPTIONS                            PRICE APPRECIATION
                                      UNDERLYING    GRANTED TO     EXERCISE                 FOR OPTIONS TERMS
                                       OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ------------------
NAME                                   GRANTED      FISCAL 1998      SHARE        DATE        5%        10%
----                                  ----------   -------------   ---------   ----------   -------   --------
Dennis E. Condon(1).................     9,000             67%      $33.33      6-15-03     $    --   $     --


---------------------


(1) Does not reflect options to purchase 300,000 shares of common stock to be granted upon the closing of the offering with an exercise price equal to the initial public offering price.

     No Named Executive Officer exercised any stock option during the fiscal year ended December 31, 1998. The following table sets forth certain information regarding stock options held as of December 31, 1998 by the Named Executive Officers. The "Value of Unexercised In-the-Money Options at December 31, 1998" is based upon a value of $11.00 per share, the assumed offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.



                                                               FISCAL YEAR-END OPTION VALUES
                                                 ----------------------------------------------------------
                                                     NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                    UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                 OPTIONS AT DECEMBER 31, 1998      AT DECEMBER 31, 1998
                                                 ----------------------------   ---------------------------
NAME                                             EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                             -----------    -------------   -----------   -------------
Dennis E. Condon...............................     9,000            --                --             --


EMPLOYMENT AGREEMENTS


     We have entered into employment agreements with Mr. Condon, Mr. Challoner, and Ms. Altavilla providing for annual base salaries of $200,000, $150,000 and $150,000, respectively, with Mr. Condon, Mr. Challoner, and Ms. Altavilla each being eligible for a cash bonus of up to 30% of his or her base salary if certain annual financial performance targets are met. Pursuant to the agreements, the company granted Mr. Condon and Ms. Altavilla options to purchase 9,000 and 4,500 shares of common stock, respectively, at an exercise price of $33.33 per share with such options vesting on June 15, 1998 and August 1, 1998, respectively. Additionally, the company will grant at the closing of the offering options for the purchase of common stock to each of Mr. Condon, Mr. Challoner, and Ms. Altavilla for 300,000, 150,000 and 150,000, shares respectively at the price to the public in the offering with 20% of these options vesting upon the effective date of the offering and the remainder vesting 20% per year on each of the first four anniversary dates of the offering. Each of these employment agreements is for an initial term of five years with an automatic renewal for successive one year terms unless prior notice of termination is provided. The company may terminate an employment agreement for cause, without cause upon 30 days prior written notice, or upon death or disability of the employee. The employee may terminate the employment agreement within 120 days after a constructive termination (as defined therein). If the employee's employment is terminated by the company without cause, by the employee within 120 days following a constructive termination, or upon occurrence of a change in control, we will pay the employee on the date of termination:


     - severance pay in the amount of two times annual base salary;

     - base salary accrued but unpaid from the last monthly payment date to the date of termination;

     - specified expense reimbursements;

     - a pro-rata portion of the annual maximum bonus for the year in which the termination occurs; and

     - two times the amount of the bonus actually earned for the prior calendar year, or if the termination occurs during the first year of employment, two times the pro-rata portion of the annual maximum bonus for the first year.


Each agreement prohibits the employee from competing with us for a period of two years following termination of employment.



     We have entered into an employment agreement with Mr. Sundstrom providing for an annual base salary of $130,000. Mr. Sundstrom will receive a bonus of $15,000 upon the closing of the offering. Under the agreement, Mr. Sundstrom will receive 100,000 options for the purchase of the common stock at the price to the public in the offering. Twenty percent of these options will vest on the closing of the offering, with the remainder vesting 20% per year on each anniversary date of the offering.



STOCK OPTION PLANS



     We have adopted the 1998 Employee Stock Option Plan and the 1999 Non-Employee Director Stock Plan. We intend to register the shares of common stock issuable upon exercise of options granted under these plans. Upon registration, such shares will be eligible for resale in the public market, subject to applicable rules and regulations of the Securities Act.

     1998 Employee Stock Option Plan. The board has adopted and the shareholders have approved the 1998 Employee Stock Option Plan. Awards under the employee plan are to be determined by the compensation committee and granted to officers and employees as incentive or non-incentive stock options. The employee plan may be terminated by the board at any time.


     Eight hundred forty thousand shares of common stock are reserved for issuance pursuant to the employee plan, subject to certain anti-dilution provisions. Options for the purchase of 755,000 shares of common stock will be granted at the closing of the offering to certain officers and employees at an exercise price equal to the price to the public in the offering. These options will vest 20% upon the closing of the offering, with the balance vesting 20% per year on the first through fourth anniversary dates of the date of grant. The options expire five years from the date of grant. Mr. Condon and Ms. Altavilla were granted non-qualified options under the employee plan for the purchase of 9,000 and 4,500 shares of common stock, respectively, at an exercise price of $33.33 per share. These options vest 100% upon the effective date of their respective employment agreements. See "Management -- Employment Agreements."


     1999 Non-Employee Director Stock Plan. The board has adopted and the shareholders have approved the 1999 Non-Employee Director Stock Plan. Awards under this plan are to be granted to non-employee directors to purchase shares of our common stock.


     Two hundred eighty thousand shares of common stock are reserved for issuance to the non-employee directors under the director plan. Each person who is elected or appointed a non-employee director will be granted a nondiscretionary option to purchase 10,000 shares of common stock at the time of his or her election or appointment. Beginning in 2000, each person who continues to serve as a non-employee director following the annual meeting each year will receive a nondiscretionary option to purchase 10,000 shares of common stock. Options issued to non-employee directors under this plan will be non-qualified stock options, and will expire ten years from the date of the grant. The exercise price will be equal to the average closing bid price for the five trading days before election or appointment of the director. Options issued to non-employee directors become exercisable on the first anniversary of the date of the grant.


     Administration of the Stock Option Plans. The employee plan will be administered by the compensation committee of the board. The director plan is self-governing. Under the employee plan, the compensation committee will determine who will receive, and the times at which, awards are granted, the types of awards granted, and all other terms and conditions of the awards. Under the employee plan, the compensation committee must consist of at least two directors, and for grants of options or awards to any persons subject to Section 16 of the Exchange Act, the committee must consist of at least two directors who are non-employee directors under Rule 16b-3.

                       PRINCIPAL AND SELLING SHAREHOLDERS



     The following table sets forth certain information regarding the beneficial ownership of common stock as of September 10, 1999 and as adjusted to reflect the completion of this offering and the acquisitions of the founding practices by:



     - each of our directors and executive officers;



     - all of our directors and executive officers as a group; and



     - each person who is known by us to own beneficially more than 5% of our common stock.



                                                           NUMBER OF SHARES          PERCENTAGE OF
                                                        BENEFICIALLY OWNED(1)         COMMON STOCK
                                                        ----------------------   ----------------------
                                                        BEFORE THE   AFTER THE   BEFORE THE   AFTER THE
NAME AND ADDRESS(1)                                      OFFERING    OFFERING     OFFERING    OFFERING
-------------------                                     ----------   ---------   ----------   ---------
Jonathan E. Wilfong(2)................................    822,250      822,250      23.6%       13.3%
Dennis E. Condon(3)...................................    197,750      197,750       6.7%        3.5%
Patricia A. Altavilla(4)..............................     64,625       64,625       2.3%        1.2%
David H. Challoner(5).................................     50,250       50,250       1.8%        0.9%
Gunnar Sundstrom(6)...................................     20,000       20,000       0.7%        0.4%
Robert A. Ersek, M.D., F.A.C.S. ......................    329,392      329,392      11.9%        6.0%
Mark A. Kaiser........................................         --           --        --          --
Richard A. Mladick, M.D., F.A.C.S.(7).................     64,715       64,715       2.3%        1.2%
John C. Schantz, M.D., F.A.C.S. ......................     37,290       37,290       1.3%        0.7%
W. Grant Stevens, M.D., F.A.C.S.(8)...................    457,164      451,164      15.8%        8.1%
William G. Armiger, M.D., F.A.C.S. ...................    316,326      316,326      11.4%        5.8%
S.L. Schlesinger, M.D., F.A.C.S.(9)...................    158,253      155,253       5.7%        2.8%
All directors and executive officers as a group (10
  persons)............................................  2,043,436    2,037,436      51.8%       30.7%


---------------


 (1) Unless otherwise indicated, the address of each of the beneficial owners identified is c/o The Plastic Surgery Company, 104 West Anapamu, Suite G, Santa Barbara, California 93101. Except as otherwise indicated, such beneficial owners have sole voting and investment power with respect to all shares of common stock owned by them, subject to community property laws where applicable.


 (2) Includes (i) 105,000 shares of common stock held of record; (ii) 700,000 shares subject to presently exercisable warrants; and (iii) 2,250 shares of common stock and 15,000 shares subject to presently exercisable warrants held of record by his wife. Mr. Wilfong disclaims beneficial ownership of the shares held by his wife.


 (3) Includes (i) 3,750 shares of common stock held of record; and (ii) 194,000 shares subject to presently exercisable options.


 (4) Includes (i) 2,625 shares of common stock held of record; and (ii) 62,000 shares subject to presently exercisable options.


 (5) Includes (i) 5,250 shares of common stock held of record; and (ii) 45,000 shares subject to presently exercisable warrants and options.


 (6) Includes 20,000 shares subject to presently exercisable options.


 (7) Includes (i) 52,487 shares of common stock held of record; and (ii) 12,228 shares subject to presently exercisable warrants.


 (8) Includes (i) 327,164 shares of common stock held of record; (ii) 115,000 shares subject to presently exercisable warrants; and (iii) 15,000 shares subject to presently exercisable warrants held by his wife. Dr. Stevens disclaims beneficial ownership of the warrants held by his wife. The number of shares Dr. Stevens will own after the offering reflects 6,000 shares of common stock Dr. Stevens will sell if the underwriters exercise their over allotment option in full.


 (9) Includes (i) 138,253 shares of common stock held of record; and (ii) 20,000 shares subject to presently exercisable warrants. The number of shares Dr. Schlesinger will own after the offering reflects 3,000 shares of common stock Dr. Schlesinger will sell if the underwriters exercise their overallotment option in full.

     The following table indicates shares of common stock that shareholders will sell if the underwriters exercise their overallotment option.



                                                          NUMBER OF SHARES                  PERCENTAGE OF
                                               --------------------------------------        COMMON STOCK
                                                 OWNED       SOLD IN THE      OWNED     ----------------------
                                               BEFORE THE   OVERALLOTMENT   AFTER THE   BEFORE THE   AFTER THE
NAME                                            OFFERING       OPTION       OFFERING     OFFERING    OFFERING
----                                           ----------   -------------   ---------   ----------   ---------
W. Grant Stevens, M.D., F.A.C.S.(1)..........   327,164         6,000        321,164       11.8%        5.9%
S.L. and Laura A. Schlesinger, M.D.,
  F.A.C.S.(1)................................   138,253         3,000        135,253        5.0%        2.5%
Randall A. Schmidt, D.D.S. ..................    12,750         7,500          5,250          *           *
Ronald O. Parsons, D.D.S. ...................     9,660         9,660             --         --          --
Paul A. Quiros...............................     9,000         9,000             --         --          --
Hilbert Dreesen..............................     6,090         6,090             --         --          --
David C. Poole...............................     4,500         4,500             --         --          --
Michael D. and Patricia Y. Goodwin...........     3,660         3,660             --         --          --
MC Investments, LLC..........................     3,000         3,000             --         --          --
Cliff McGehee................................     2,250         1,125          1,125          *           *
Dorothy B. McGehee...........................     2,250         1,125          1,125          *           *
Marilyn M. Elkins............................     2,250         1,125          1,125          *           *
Sands Family Trust...........................     2,100           600          1,500          *           *
Dana E. Fender, D.D.S. ......................     1,500         1,500             --         --          --
Wayne Hester, D.D.S. ........................     1,500         1,500             --         --          --
Darrell and Barbara Measel...................     1,200         1,200             --         --          --
Sammy A. Caves, D.D.S. ......................     1,200           600            600          *           *
Ronald L. Receveur, D.D.S. ..................       990           990             --         --          --
Gerald Smernoff, D.D.S. .....................       750           750             --         --          --
Jim Burns....................................       750           750             --         --          --
John Fuller..................................       750           750             --         --          --
Shirley J. Smith.............................       750           750             --         --          --
C. Graham McGehee............................       600           300            300          *           *
E. William Koons, III........................       600           600             --         --          --
Elizabeth McGehee............................       600           300            300          *           *
Howard C. Chandler...........................       600           600             --         --          --
Meredith R. Elkins...........................       600           300            300          *           *
Gregory Thompson.............................       450           450             --         --          --
Cheryl Morgan Haynes.........................       300           300             --         --          --
Frances C. Wilfong...........................       300           150            150          *           *
James L. Johnson, Sr.........................       300           150            150          *           *
Della D. Morgan..............................       150           150             --         --          --
Ronald F. Morgan.............................       150           150             --         --          --


---------------

* Less than one percent


(1) Drs. Schlesinger and Stevens are allied surgeons. Does not include options, warrants and other securities beneficially owned by these individuals.


                              CERTAIN TRANSACTIONS

     Simultaneously with and as a condition to the closing of the offering, we will acquire certain operating assets of, or the stock of 17 founding practices in exchange for cash and shares of our common stock, which will be accounted for under SAB 48, and we will enter into business services agreements with these founding practices. In addition, we will acquire 13 founding practices which will be accounted for at the fair value of the assets. Each of these transactions was individually negotiated by us and each founding practice with respect to all material terms including, without limitation, valuation. Our executive officers and Mr. Wilfong negotiated the transactions with the founding practices. The aggregate consideration to be paid by us to these founding practices upon closing of the offering is approximately $42.7 million, consisting of 2,387,049 shares of our common stock and approximately $12.4 million in cash and the delivery of approximately $4.0 million in promissory notes. The cash portion of the consideration will be paid from proceeds received by us in the offering. Drs. Ersek, Mladick, Schantz and Stevens, all of whom will be our directors, will receive 329,392, 50,649, 37,290 and 321,164 shares of our common stock, respectively, and $905,827, $1,392,849, $102,547 and $883,201 in cash, respectively, as a result of the acquisition of the founding practices. Dr. Mladick will also receive $835,709 evidenced by a note payable from us. Drs. Armiger and Schlesinger will receive 316,327 and 135,253 shares of our common stock and $869,898 and $214,045 in cash, respectively, as a result of the acquisition of their founding practices. The consideration that we agreed to pay each of the founding practices of Drs. Armiger, Ersek, Mladick, Schantz, Schlesinger and Stevens was calculated in the same manner as the consideration for each of the other founding practices.



     Upon the closing of the acquisition of the founding practices, we will enter into a business services agreement with each of Drs. Armiger, Ersek, Mladick, Schantz, Schlesinger and Stevens, substantially on the terms described for such agreements in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Founding Practices -- Business Services Agreements."


     The following table provides certain information concerning the stockholders of the Founding Practices (who are considered promoters) that will be accounted for under SAB 48.


                                                                           CONSIDERATION TO BE RECEIVED
                                                                      ---------------------------------------
                                     ASSETS TO BE     LIABILITIES         CASH        VALUE OF     NUMBER OF
                                    CONTRIBUTED(1)     ASSUMED(1)     DISTRIBUTION    SHARES(2)    SHARES(2)
                                    --------------   --------------   ------------   -----------   ----------
William G. Armiger, M.D.,
  F.A.C.S.........................    $  171,489        $     --       $  869,898    $ 3,479,591      316,327
Kenneth R. Arthur, M.D.,
  F.A.C.S.........................         3,973              --          102,546        410,185       37,289
John L. Baeke, M.D................        59,571              --          307,149      1,228,594      111,690
Robert A. Ersek, M.D., F.A.C.S....       225,764              --          905,827      3,623,310      329,392
Michael S. Flood, M.D.,
  F.A.C.S.........................         3,973              --          102,546        410,186       37,290
Stanley P. Gulin, M.D.,
  F.A.C.S.........................       224,598          53,661          297,143      1,188,573      108,052
Stiles T. Jewett, Jr., M.D.,
  F.A.C.S.........................        56,723              --          117,985        471,938       42,903
John C. Kelleher, Jr., M.D.,
  F.A.C.S.........................        29,101              --          340,242      1,360,967      123,724
Graham M. Kemsley, M.D.,
  F.R.C.S.........................        49,684              --          246,331        985,324       89,575
John L. LeRoy, M.D., F.A.C.S......         7,487              --           60,898        243,594       22,145
Robert V. Mandraccia, M.D.........            --                          220,000        880,000       80,000
Richard M. Nazareth, M.D.,
  F.A.C.S.........................        41,443              --          304,973      1,219,893      110,899
John C. Schantz, M.D., F.A.C.S....         3,973              --          102,547        410,186       37,290
S.L. Schlesinger, M.D.,
  F.A.C.S.........................        24,207         211,412          214,045      1,487,783      135,253
Joel B. Singer, M.D., F.A.C.S.....         9,328              --          201,119        804,478       73,134
Charles W. Spenler, M.D...........            --              --          132,097        528,390       48,036
W. Grant Stevens, M.D.,
  F.A.C.S.........................        14,548         220,000          883,201      3,532,806      321,164
Gloria Thomas, M.D................        46,870              --          150,624        602,498       54,773
Verne M. Weisberg, M.D.,
  F.A.C.S.........................         5,000              --          178,856        715,422       65,038
                                      ----------        --------       ----------    -----------   ----------
          Total...................    $  977,732        $485,073       $5,738,027    $23,583,718    2,143,974
                                      ==========        ========       ==========    ===========   ==========


---------------

(1) Assets to be contributed reflect the historical book value of the assets of each practice, as of June 30, 1999. Of the assets to be contributed, approximately 95% are property and equipment. Liabilities assumed are debts of the practice.

(2) Assumes an initial public offering price of $11.00, the mid-point of the estimated initial public offering price range.



     Under a consulting agreement that terminated on September 30, 1998, we paid Mr. Challoner $110,500 and issued him a warrant to purchase 15,000 shares of common stock at $16.67 per share, exercisable on or before October 1, 2002. Mr. Challoner will receive an additional $99,500 upon the closing of the offering.

     On May 13, 1999, we sold warrants to purchase 1,390,204 shares of common stock at an exercise price per share equal to $2.50. The purchase price was $.50 per share. We received cash proceeds of $303,852 from the sale of these warrants. We received notes from Mr. Wilfong (Chairman of the Board), Mr. Condon (President and Chief Executive Officer), and Ms. Altavilla (Executive Vice President of Marketing and Business Planning) in the amount of $350,000, $12,500 and $8,750, respectively, for the $.50 per share purchase price of the warrants. The notes are full recourse notes that mature three years from the date of issuance and accrue interest at a rate of 8% per annum. Interest is payable on a quarterly basis beginning the first quarter after the closing of the offering, but no later than September 30, 1999. The warrants may be exercised in whole or in part for a five year term commencing on the date of issuance. The warrants are not subject to adjustment for stock splits, stock dividends or any other reorganization of our outstanding stock. We recorded a charge to additional paid-in capital related to the issuance of these warrants based on the fair value of our common stock on the date of issuance of $8.93 per share. For additional information regarding Mr. Wilfong, see "Management -- Compensation Committee Interlocks."



     We will grant warrants to purchase an aggregate of 146,500 shares of common stock with an exercise price per share equal to the initial public offering price, exercisable for a five year term commencing on the closing of the offering, to the following allied surgeons: 75,000 to Dr. Stevens, who is a director, for referring allied surgeons to us for affiliation and assisting us in recruiting of our officers; and 8,750 to Dr. Dinner, 8,750 to Dr. Ellenby, 12,000 to Dr. Jewett, 30,000 to Dr. Schlesinger, and 12,000 to Dr. Singer for referring allied surgeons to us for affiliation. We will record expense related to these warrants at the closing of the offering.


     We also issued warrants to individuals not affiliated with us to purchase an aggregate of 125,000 shares of common stock with an exercise price per share equal to the initial public offering price, exercisable for a five year term commencing on the date of the offering, for referring allied surgeons to us. We will record expense related to these warrants at the closing of the offering.


     On May 12, 1999, we issued warrants to purchase 100,000 shares of common stock to Mr. Condon and warrants to purchase 10,000 shares of common stock to Ms. Altavilla for an exercise price per share equal to $2.50. The warrants are not subject to adjustment for stock splits, stock dividends or any other reorganization of our outstanding stock. We recorded expense related to the issuance of these warrants based on the fair value of our common stock on the date of issuance of $8.93 per share.



     In June 1999, we agreed to pay to Mr. Condon a cash bonus in the amount of $75,000 for past services provided. This cash bonus will be paid upon the completion of the offering.



                          DESCRIPTION OF CAPITAL STOCK


     The following summary description of capital stock is not intended to be complete and is subject to the provisions of the Articles of Incorporation and Bylaws, copies of which have been included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of Georgia law. The following discussion is qualified in its entirety by reference to such exhibits.


     We have authority to issue up to 100,000,000 shares of common stock, no par value per share. Immediately prior to the date of the offering, 13,500 shares of common stock were issuable pursuant to outstanding options to purchase common stock and 1,565,204 shares of common stock were issuable pursuant to warrants to purchase common stock. As of the completion of the acquisitions of the founding practices and the offering, there will be 5,170,262 shares of common stock issued and outstanding.


COMMON STOCK


     As of September 10, 1999, there were 383,213 shares of common stock outstanding and held of record by 82 shareholders.


     Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of common stock are entitled to such dividends as may be declared from time to time by the board out of funds legally available therefore, subject to any contractual limitations. Holders of common stock will participate as one class with respect to any dividends declared and paid on the stock. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. The holders of common stock will share ratably in all assets of the company remaining after the payment of liabilities in the event of any dissolution, liquidation, or winding up of the company. All presently issued and outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     The Articles of Incorporation authorize the Board of Directors, from time to time and without any stockholder action or approval, to provide for the issuance of up to 20,000,000 shares of preferred stock, in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date hereof, the board has not provided for the issuance of any series of preferred stock, and there are no agreements or understandings for the issuance of any preferred stock. Because of its broad discretion with respect to the creation and issuance of preferred stock without stockholders approval, the board could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

WARRANTS


     Warrants for the purchase of 1,565,204 shares of common stock have been issued and are outstanding. The exercise price per share of the warrants is equal to (a) $16.67 or (b) $2.50 per share. For a more detailed discussion of these warrants, see "Certain Transactions."


GEORGIA ANTI-TAKEOVER STATUTES

     Georgia law restricts certain business combinations with "interested shareholders" and contains fair price requirements applicable to certain mergers with certain "interested shareholders" that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be covered by these statutes. We have elected to be covered by these restrictions.

     Georgia law regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an "interested shareholder" of the corporation, unless either


     - prior to such time, the board approves either the business combination or the transaction by which such shareholder became an interested shareholder;



     - in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the company which was not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the company; or


     - subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in such shareholder owning at least 90% of the outstanding voting stock of the company and the business combination is approved by a majority of the disinterested shareholders' shares not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the company.

     Under the relevant provisions of Georgia law, a "business combination" is defined to include, among other things,


     - any merger, consolidation, share exchange or any sale, transfer or other disposition (or series of related sales or transfers) of assets of the company having an aggregate book value of 10% or more of the company's net assets (measured as of the end of the most recent fiscal quarter), with an interested shareholder of the company or any other corporation which is or, after giving effect to such business combination, becomes an affiliate of any such interested shareholder;



     - the liquidation or dissolution of the company;

     - the receipt by an interested shareholder of any benefit from any loan, advance, guarantee, pledge, tax credit or other financial benefit from the company, other than in the ordinary course of business; and


     - certain other transactions involving the issuance or reclassification of securities of the company which produce the result that 5% or more of the total equity shares of the company, or of any class or series thereof, is owned by an interested shareholder.

     An "interested shareholder" is defined by Georgia law to include any person or entity that, together with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting shares of the company, or any person that is an affiliate of the company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the outstanding voting shares of the company. The restrictions on business combinations shall not apply to any person who was an interested shareholder before the adoption of the Bylaws which made the provisions applicable to the company nor to any persons who subsequently become interested shareholders inadvertently, subsequently divest sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder, have been an interested shareholder but for the inadvertent acquisition. The statute restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.

     Georgia law prohibits certain business combinations between a Georgia corporation and an "interested shareholder" unless:


     - certain "fair price" criteria are satisfied;



     - the business combination is unanimously approved by the continuing directors;



     - the business combination is recommended by at least two-thirds of the continuing directors of the company and approved by a majority of the votes entitled to be cast by holders of common stock, other than the common stock beneficially owned by the interested shareholder who is a party to the business combination; or


     - the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve-month period. For these purposes, "business combination" generally includes any merger, asset-sale, share exchange, or other transaction resulting in a financial benefit to an interested shareholder, defined to mean a person who is the beneficial owner of 10% or more of the common stock. The fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

ANTI-TAKEOVER EFFECTS

     The foregoing provisions of the Articles and Bylaws and Georgia law could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the continuity and stability of the board and the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions, however, may discourage third parties from making tender offers for our shares. As a result, the market price of the common stock may not benefit from any premium that might occur in anticipation of a potential or actual change in control. Such provisions also may have the effect of preventing changes in our management. The board is classified into three classes, consisting, as nearly as practicable, of one-third of the total number of directors serving on the board, which will total seven directors immediately upon the closing of the offering. The members of each class will serve staggered one, two and three year terms and, thereafter, for successive three year terms. This provision for directors' terms could also discourage potential acquisition proposals and could delay or prevent a change in control of the company.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is American Stock Transfer Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.


     After this offering, 5,170,262 shares of common stock will be outstanding, 5,461,637 shares if the underwriters exercise their over-allotment options and 2,001,204 shares of common stock will be issuable upon the exercise of exercisable outstanding options and warrants. See "Capitalization." Of these shares, the 2,400,000 shares (2,691,375 shares if the underwriters exercise their over-allotment options in full) sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by "affiliates" of the company as defined in Rule 144 under the Securities Act. The remaining 2,770,262 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.


     Our officers and directors and our shareholders beneficially owning more than 1% of our common stock and all selling shareholders in the over-allotment option have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for an initial period of 180 days after the date of this prospectus without the prior written consent of Cruttenden Roth, on behalf of the underwriters. These individuals have also agreed, pursuant to the lock-up agreements, for an additional period of 180 days commencing on the last day of the lock-up period, not to offer or sell any shares of their common stock unless they effect the transaction through Cruttenden Roth. See "Underwriting." Also, Cruttenden Roth may, at any time and without notice, waive these lock-up agreements specified in the underwriting agreements on some shares. Following the initial lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the conditions and restrictions of Rule 144 as described below.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.


     As soon as practicable following the consummation of this offering, we intend to file a registration statement under the Securities Act to register the shares of common stock available for issuance pursuant to its stock option plans as of the date of this prospectus. See "Management -- Stock Option Plans." Shares issued pursuant to these plans after the effective date of such registration statement will be available for sale in the open market subject to the lock-up period and, for our affiliates, subject to certain conditions and restrictions of Rule 144.

                                  UNDERWRITING


     Subject to the terms and conditions of our underwriting agreement, the underwriters named below, for whom Cruttenden Roth Incorporated and H.C. Wainwright & Co., Inc. are acting as representatives, have severally agreed to purchase from us, and we have agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite each underwriter's name below:



                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Cruttenden Roth Incorporated................................
H.C. Wainwright & Co., Inc..................................
                                                              ---------
          Total.............................................  2,400,000
                                                              =========



     Our underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from our counsel and independent public accountants. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all the shares of common stock if any are purchased.



     We have been advised by the representatives that the underwriters propose to offer the shares of common stock directly to the public on the terms set forth on the cover page of this prospectus. The underwriters may allow selected dealers a concession of not more than $ per share, and the underwriters may allow, and such selected dealers may reallow, a concession of not more than
$     per share, to other dealers. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the representatives. No change in such terms shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.



     We and certain selling shareholders have granted an option to the underwriters, exercisable for a period of 45 days after the date of this prospectus, to purchase up to an additional 360,000 shares of common stock at the same price per share as the initial shares to be purchased by the underwriters to cover overallotments, if any. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to certain conditions, to purchase such additional shares of common stock in approximately the same proportion as set forth in the above table.



     The representatives of the underwriters have advised us that they do not expect any sales of the shares of common stock offered hereby to be made to discretionary accounts controlled by the underwriters.



     We have agreed to pay the representatives a nonaccountable expense allowance equal to 1% of the aggregate price of the shares of common stock offered hereby (including with respect to shares of common stock underlying the overallotment option, if and to the extent it is exercised) set forth on the front cover of this prospectus. The representatives' expenses in excess of the nonaccountable expense allowance, including legal expenses, will be borne by the representatives.



     We have agreed to issue to the representatives at the closing of the offering warrants to purchase up to 240,000 shares of common stock at an exercise price per share equal to 120% of the initial per share public offering price. The representatives' warrants are exercisable for a period of three years beginning two years from the date of this prospectus.



     The holders of the representatives' warrants will have no voting, dividend or other shareholder rights until the representatives' warrants are exercised. The terms of the representatives' warrants were established as the result of negotiations between the representatives and us. If the representatives' warrants are exercised, the representatives may realize additional compensation. By their terms, the representatives' warrants will be restricted from sale, transfer, assignment or hypothecation, except to persons that are officers of either of the representatives. The number of shares covered by the representatives' warrants and the exercise price are subject to adjustment to prevent dilution. In addition, we have granted certain rights to the holders of the representatives' warrants to register the representatives' warrants and the common stock underlying the representatives' warrants under the Securities Act.



     Total compensation to the representatives and the underwriters is as follows:


        - Commissions -- $     per share of common stock sold;

        - Nonaccountable expense allowance -- $     per share of common stock
          sold; and


        - Warrants to purchase up to 240,000 shares of common stock at 120% of the per share offering price.



     Our directors and officers and our shareholders beneficially owning more than 1% of our common stock have entered into lock-up agreements with Cruttenden Roth which provide that they will not offer, sell or otherwise dispose of any common stock for an initial period of 180 days after the date of this prospectus without the prior written consent of Cruttenden Roth, on behalf of the underwriters. These individuals have also agreed, pursuant to the lock-up agreements, for an additional period of 180 days commencing on the last day of the initial lock-up period, not to offer or sell their common stock unless they effect the transaction through Cruttenden Roth. Cruttenden Roth may charge usual and customary fees and commissions for these transactions. Cruttenden Roth has no present intention to release the locked-up shares prior to expiration of the initial lock-up period although Cruttenden Roth may release the locked-up shares prior to expiration of such period. The granting of any release would be conditioned, in the judgment of Cruttenden Roth, on such sale not materially adversely impacting the prevailing trading market for the common stock on the American Stock Exchange. Specifically, factors such as average trading volume, recent price trends, and the need for additional public float in the market for the common stock would be considered in evaluating such a request.



     Prior to the offering, there has been no established trading market for the common stock. Consequently, the initial public offering price for the common stock offered hereby has been determined by negotiations between the representatives and us. Among the factors considered in such negotiations were the preliminary demand for the common stock, the prevailing market and economic conditions, our results of operations, estimates of our business potential and prospects, the present state of our business operations, an assessment of our management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which we operate, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the common stock or that the common stock will trade in the public market after the offering at or above the initial public offering price.



     The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.


     The underwriting agreement provides that we will indemnify the underwriters and their controlling persons against liabilities under the Securities Act or will contribute to payments the underwriters and their controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS


     Certain legal matters in connection with the sale of the shares of common stock offered in this offering will be passed upon for us by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with the offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia. A partner in the law firm of King & Spalding owns 9,000 shares of our common stock on the date of this prospectus and intends to sell all of these shares if the underwriters exercise their over-allotment option in full.


                                    EXPERTS

     The financial statements for The Plastic Surgery Company, formerly known as Better Image, Inc., as of December 31, 1997 and 1998 and for the period from inception (April 30, 1997) to December 31, 1997 and for the year ended December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION


     We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. In each such instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Prospective investors may read and copy the registration statement and its exhibits and schedules without charge at the Public Reference Room maintained by the Commission at 450 5th Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in Chicago, Illinois and New York, New York. Prospective investors may obtain information on the operation of the Public Reference Rooms by calling the Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Also, the common stock has been approved for listing on the American Stock Exchange, subject to notice of issuance. Reports and other information concerning us also may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.


     We intend to furnish our shareholders with annual reports containing financial statements audited by our independent public accountants. We also intend to furnish our shareholders with quarterly reports containing unaudited financial statements for the first three fiscal quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS


The Plastic Surgery Company
  Report of Independent Public Accountants..................   F-2
  Balance Sheets at December 31, 1997 and 1998 and June 30,
     1999 (Unaudited).......................................   F-3
  Statements of Operations for the Period from Inception
     (April 30, 1997) to December 31, 1997, for the Year
     Ended December 31, 1998, For the Period from Inception
     (April 30, 1997) to December 31, 1998 and for the Six
     Months Ended June 30, 1998 and 1999 (Unaudited)........   F-4
  Statements of Shareholders' Equity (Deficit) For the
     Period From Inception (April 30, 1997) to December 31,
     1997, for the Year Ended December 31, 1998 and for the
     Six Months Ended June 30, 1999 (Unaudited).............   F-5
  Statements of Cash Flows For the Period From Inception
     (April 30, 1997) to December 31, 1997, for the Year
     Ended December 31, 1998, For the Period from Inception
     (April 30, 1997) to December 31, 1998 and for the Six
     Months Ended June 30, 1998 and 1999 (Unaudited)........   F-6
  Notes to Financial Statements.............................   F-7
Unaudited Pro Forma Balance Sheet
  Unaudited Pro Forma Combined Balance Sheet at June 30,
     1999...................................................  F-21
  Notes to Unaudited Pro Forma Balance Sheet................  F-22

After the stock split as discussed in Note 8 to the financial statements of The Plastic Surgery Company is approved by the board of directors, we expect to be in a position to render the following audit report.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
May 13, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Plastic Surgery Company:

     We have audited the accompanying balance sheets of The Plastic Surgery Company (a development stage enterprise, a Georgia corporation and formerly known as Better Image, Inc.) as of December 31, 1997 and 1998 and the related statements of operations, shareholders' deficit, and cash flows for the period from inception (April 30, 1997) to December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Plastic Surgery Company as of December 31, 1997 and 1998 and the results of its operations and its cash flows for the period from inception (April 30, 1997) to December 31, 1997 and for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                                 BALANCE SHEETS


                                                                DECEMBER 31,
                                                          -------------------------    JUNE 30,
                                                             1997          1998          1999
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................  $   184,151   $   402,860   $    91,179
EQUIPMENT, at cost......................................       19,724        45,760        48,087
  Less accumulated depreciation.........................       (1,973)       (8,521)      (13,155)
                                                          -----------   -----------   -----------
     Equipment, net.....................................       17,751        37,239        34,932
                                                          -----------   -----------   -----------
INTANGIBLE ASSETS.......................................           --            --     3,500,580
  Less accumulated amortization.........................           --            --       (14,586)
                                                          -----------   -----------   -----------
     Intangible assets, net.............................           --            --     3,485,994
                                                          -----------   -----------   -----------
          Total assets..................................  $   201,902   $   440,099   $ 3,612,105
                                                          ===========   ===========   ===========
                         LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable......................................  $    56,486   $   571,142   $   946,130
  Accrued employee and consultant compensation..........      303,895     1,179,812     1,514,462
                                                          -----------   -----------   -----------
          Total current liabilities.....................      360,381     1,750,954     2,460,592
                                                          -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock; no par value; 100,000,000 shares
     authorized, 246,000, 283,890 and 383,213 shares
     issued and outstanding at December 31, 1997 and
     1998 and June 30, 1999.............................           --            --            --
  Paid-in capital.......................................    1,471,440     3,521,940    (2,437,160)
  Warrants..............................................      250,000       250,000    11,363,095
  Deficit accumulated during the development stage......   (1,879,919)   (5,082,795)   (7,774,422)
                                                          -----------   -----------   -----------
          Total shareholders' equity (deficit)..........     (158,479)   (1,310,855)    1,151,513
                                                          -----------   -----------   -----------
          Total liabilities and shareholders' equity
            (deficit)...................................  $   201,902   $   440,099   $ 3,612,105
                                                          ===========   ===========   ===========


        The accompanying notes are an integral part of these statements.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS


                                FOR THE PERIOD                    FOR THE PERIOD
                                FROM INCEPTION      FOR THE       FROM INCEPTION    FOR THE SIX    FOR THE SIX
                               (APRIL 30, 1997)    YEAR ENDED    (APRIL 30, 1997)   MONTHS ENDED   MONTHS ENDED
                               TO DECEMBER 31,    DECEMBER 31,   TO DECEMBER 31,      JUNE 30,       JUNE 30,
                                     1997             1998             1998             1998           1999
                               ----------------   ------------   ----------------   ------------   ------------
                                                                                    (UNAUDITED)    (UNAUDITED)
REVENUE......................    $        --      $        --      $        --       $       --    $        --
EXPENSES
  Salaries, wages, and
     benefits................      1,732,576        2,181,990        3,914,566          562,437      1,800,799
  General and
     administrative..........        155,289        1,028,509        1,183,798          276,898        896,745
                                 -----------      -----------      -----------       ----------    -----------
          Total expenses.....      1,887,865        3,210,499        5,098,364          839,335      2,697,544
OTHER INCOME.................          7,946            7,623           15,569            3,664          5,917
                                 -----------      -----------      -----------       ----------    -----------
NET LOSS.....................    $(1,879,919)     $(3,202,876)     $(5,082,795)      $ (835,671)   $(2,691,627)
                                 ===========      ===========      ===========       ==========    ===========
Basic and diluted net loss
  per share..................    $     (8.49)     $    (12.30)                       $    (3.33)   $     (8.99)
                                 ===========      ===========                        ==========    ===========
Weighted average shares
  outstanding................        221,497          260,439                           250,639        299,360
                                 ===========      ===========                        ==========    ===========


        The accompanying notes are an integral part of these statements.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                                      DEFICIT
                                                                    ACCUMULATED                     TOTAL
                                    COMMON STOCK                      DURING                    SHAREHOLDERS'
                                 ------------------     PAID-IN     DEVELOPMENT                    EQUITY
                                  SHARES     AMOUNT     CAPITAL        STAGE       WARRANTS       (DEFICIT)
                                 ---------   ------   -----------   -----------   -----------   -------------
BALANCE AT APRIL 30, 1997               --    $ --    $        --   $        --   $        --    $        --
  Common stock issued to
    founders and employees.....    216,000      --        721,440            --            --        721,440
  Common stock issued to
    investors..................     30,000      --        500,000            --            --        500,000
  Common stock sold to
    consultant from
    shareholder................         --      --        250,000            --            --        250,000
  Warrants granted to
    consultant.................         --      --             --            --       250,000        250,000
  Net loss.....................         --      --             --    (1,879,919)           --     (1,879,919)
                                 ---------    ----    -----------   -----------   -----------    -----------
BALANCE AT DECEMBER 31, 1997...    246,000      --      1,471,440    (1,879,919)      250,000       (158,479)
  Common stock issued to
    investors..................     37,890      --      1,263,000            --            --      1,263,000
  Common stock sold to
    consultants and employees
    from shareholder...........         --      --        787,500            --            --        787,500
  Net loss.....................         --      --             --    (3,202,876)           --     (3,202,876)
                                 ---------    ----    -----------   -----------   -----------    -----------
BALANCE AT DECEMBER 31, 1998...    283,890      --      3,521,940    (5,082,795)      250,000     (1,310,855)
  Common stock issued to
    investors (unaudited)......      7,110      --        237,000            --            --        237,000
  Warrants issued to employees
    and consultants
    (unaudited)................         --      --             --            --     1,148,112      1,148,112
  Warrants issued to
    shareholders (unaudited)...         --      --     (9,269,880)           --     9,964,983        695,103
  Stock issued to ISIS
    (unaudited)................     92,213      --      3,073,780            --            --      3,073,780
  Net loss (unaudited).........         --      --             --    (2,691,627)           --     (2,691,627)
                                 ---------    ----    -----------   -----------   -----------    -----------
BALANCE AT JUNE 30, 1999
  (unaudited)..................    383,213    $ --    $(2,437,160)  $(7,774,422)  $11,363,095    $ 1,151,513
                                 =========    ====    ===========   ===========   ===========    ===========


        The accompanying notes are an integral part of these statements.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS


                                    FOR THE PERIOD                    FOR THE PERIOD
                                    FROM INCEPTION      FOR THE       FROM INCEPTION    FOR THE SIX    FOR THE SIX
                                   (APRIL 30, 1997)    YEAR ENDED    (APRIL 30, 1997)   MONTHS ENDED   MONTHS ENDED
                                   TO DECEMBER 31,    DECEMBER 31,   TO DECEMBER 31,      JUNE 30,       JUNE 30,
                                         1997             1998             1998             1998           1999
                                   ----------------   ------------   ----------------   ------------   ------------
                                                                                        (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net loss.......................    $(1,879,919)     $(3,202,876)     $(5,082,795)      $(835,671)    $(2,691,627)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
    Depreciation and
      amortization...............          1,973            6,548            8,521           2,200          19,220
    Expense related to
      warrants...................        250,000               --          250,000              --              --
    Expense related to stock and
      warrant issuances to
      founders and employees.....        720,000               --          720,000              --       1,148,112
    Expense related to stock sold
      to employees and
      consultants by
      shareholder................        250,000          787,500        1,037,500              --              --
    Changes in assets and
      liabilities:
      Accounts payable...........         56,486          514,656          571,142          45,443         374,988
      Accrued employee and
         consultant
         compensation............        303,895          875,917        1,179,812         345,920         725,900
                                     -----------      -----------      -----------       ---------     -----------
         Total adjustments.......      1,582,354        2,184,621        3,766,975         393,563       2,268,220
                                     -----------      -----------      -----------       ---------     -----------
         Net cash used in
           operating
           activities............       (297,565)      (1,018,255)      (1,315,820)       (442,108)       (423,407)
                                     -----------      -----------      -----------       ---------     -----------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchase of equipment..........        (19,724)         (26,036)         (45,760)         (3,834)         (2,327)
  Purchase of contract rights
    from ISIS....................             --               --               --              --        (426,800)
                                     -----------      -----------      -----------       ---------     -----------
         Net cash used in
           investing
           activities............        (19,724)         (26,036)         (45,760)         (3,834)       (429,127)
                                     -----------      -----------      -----------       ---------     -----------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Warrants issued to investors                --               --               --              --         303,853
  Common stock issued to
    founders.....................          1,440               --            1,440              --              --
  Common stock issued to
    investors....................        500,000        1,263,000        1,763,000         413,000         237,000
                                     -----------      -----------      -----------       ---------     -----------
         Net cash provided by
           financing
           activities............        501,440        1,263,000        1,764,440         413,000         540,853
                                     -----------      -----------      -----------       ---------     -----------
NET CHANGE IN CASH AND CASH
  EQUIVALENTS....................        184,151          218,709          402,860         (32,942)       (311,681)
CASH AND CASH EQUIVALENTS,
  beginning of period............             --          184,151               --         184,151         402,860
                                     -----------      -----------      -----------       ---------     -----------
CASH AND CASH EQUIVALENTS, end of
  period.........................    $   184,151      $   402,860      $   402,860       $ 151,209     $    91,179
                                     ===========      ===========      ===========       =========     ===========


        The accompanying notes are an integral part of these statements.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998
         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. BUSINESS AND ORGANIZATION

     The Plastic Surgery Company (formerly known as Better Image, Inc.)(the "Company") was incorporated as a Georgia corporation on April 30, 1997. Upon the closing of an initial public offering (the "Offering"), the Company will provide business development services and Internet solutions to plastic surgery practices.

     Upon the closing of the Offering, the Company will effect the transfer (the "Transfer"), of certain operating assets and certain liabilities of, or the stock of an entity holding certain assets and certain liabilities of, plastic surgery practice entities (the "Founding Practices"). The Company will enter into long-term business services agreements with these Founding Practices. The Company will account for certain of the Founding Practices acquired in the Transfers under Staff Accounting Bulletin No. 48, "Transfers of Nonmonetary Assets by Promoters and Shareholders" ("SAB 48"). The shareholders of these Founding Practices are considered promoters. The Company will account for the remaining Founding Practices acquired in the Transfers at fair value which will result in intangible assets being recorded. The Company will amortize these intangible assets over periods ranging from 10 to 15 years. (See Note
2 -- Intangible Assets.)


     The Company has had no significant operations to date, and the financial statements have been prepared on the basis that the Transfers will occur, although no assurance can be made that the Transfers will be completed or that the Company will be successful in completing planned future acquisitions. The accompanying financial statements are presented on a historical basis and do not include any adjustments related to the Transfers. In order to expand in the future, the Company will need further acquisition financing in the form of debt or equity financing. There can be no assurance that such financing will be available.



     In the Transfers, the Company will acquire certain operating assets or the stock of entities holding certain operating assets of the Founding Practices in exchange for cash, notes and shares of common stock and will enter into long-term business services agreements with each practice. The Company is unable to hold certain assets of the practices under applicable state law. These assets will not be acquired by the Company. Each Founding Practice transaction was individually negotiated between the Company and the Founding Practice as to all material terms. For the Transfers accounted for under SAB 48, the Founding Practice will receive up to a maximum of 25% of the total consideration for each transaction in cash and the balance in shares of common stock. For the Transfers not accounted for under SAB 48, the Founding Practice will receive 50% in cash, 30% in notes and the balance in shares of common stock. The actual number of shares of common stock to be issued by the Company in the Transfers shall be determined subtracting the cash and note portions from the total consideration and dividing such remaining amount by the initial public offering price. The Transfers accounted for under SAB 48 will result in the assets and liabilities of the Founding Practices being recorded at their historical costs. For the Transfers not accounted for under SAB 48, the Company will record the Transfers at fair value as asset acquisitions and will record intangible assets that will be amortized over periods ranging from 10 to 15 years. (See Note 2 -- Intangible Assets.) The assets to be transferred include receivables, supplies inventory, prepaid expenses, net equipment and certain other current and non-current assets. The liabilities to be transferred include long-term debt. The cash paid to the Founding Practices accounted for under SAB 48 will be recorded as a dividend by the Company.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     Revenue from managing the practices pursuant to the business services agreements will be recognized on a monthly basis as cash is collected by the practice. The revenue of the Company will consist of the sum of the

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
          (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)


service fees and amounts equal to the operating expenses of the practice assumed by the Company, which we will be legally obligated to pay under such business services agreements. See Note 5 "Operating Expenses of the Founding Practices" for a discussion of those expenses that will be the responsibility and legal obligation of the Company and included as a component of the Company's revenue. In general, the business services agreements provide for the payment of fees to the Company based on a percentage of the net cash collected by the Founding Practices. Expenses not required to be paid by the Company pursuant to the agreements primarily consist of professional expenses of the surgeons. The Company will separately disclose in future financial statements the revenue from service fees and operating expenses.


     The Emerging Issues Task Force of the Financial Accounting Standards Board issued its consensus Opinion 97-2 ("EITF 97-2"), which addresses certain specific matters pertaining to the practice management industry. EITF 97-2 will be effective for the Company upon the Offering. EITF 97-2 addresses the ability of certain practice management companies to consolidate the results of certain practices with which it has an existing contractual relationship. The Company currently will not consolidate the operations of the plastic surgery practices that it manages as the agreements with the practices do not meet the requirements for consolidation as set forth in EITF 97-2.


     After the closing of the Offering, the Company also intends to enter into "management services agreements" with select plastic surgery practices rather than "business services agreements". Pursuant to the management services agreements, the Company will provide business development services and Internet solutions and receive service fees. The Company expects its incurred expenses under the management services agreements will be substantially similar to those incurred under the business services agreements. The Company will recognize revenues from these agreements based on a percentage of the net cash collected by the practice which is commensurate with the level and timing of services being provided. The Company will not acquire operating assets of the practices entering into management services agreements, and will not assume the operating expenses of these practices. Because the Company will not assume the operating expenses of these practices, the Company will not record the operating expenses as revenue or expense in its income statement.


     The Company will enter into subscription agreements with subscribing surgeons which will allow these surgeons to be included in the directory of Board certified or Board eligible cosmetic surgeons on the Company's consumer website. Subscribing surgeons will pay the Company a fee for the directory listing which will be recognized as revenue as it is earned.

     The Company anticipates generating future revenues from the sale of products and services through the Company's proprietary websites. The revenue generated may include fees from banner and sponsorship advertising, subscriptions to our online magazine and video imaging.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments purchased within 90 days or less of maturity. They are recorded at cost which approximates fair value.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

EQUIPMENT

     Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years.

                                                             DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                                 1997           1998          1999
                                                             ------------   ------------   -----------
                                                                                           (UNAUDITED)
Equipment consisted of the following:
  Computer equipment.......................................    $14,275        $21,914       $ 24,241
  Furniture and fixtures...................................      5,449         23,846         23,846
                                                               -------        -------       --------
                                                                19,724         45,760         48,087
     Less accumulated depreciation.........................     (1,973)        (8,521)       (13,155)
                                                               -------        -------       --------
                                                               $17,751        $37,239       $ 34,932
                                                               =======        =======       ========

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash and accounts payable approximate their fair values principally because of the short-term maturities of these instruments.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

STOCK OPTIONS AND WARRANTS

     The Company accounts for the issuance of options and warrants to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Options and warrants issued to employees at an exercise price at or above fair value at the date of grant would require no compensation expense to be recorded under APB No. 25. Options and warrants issued to non-employees are accounted for under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Options and warrants issued to non-employees will require compensation expense to be recorded for the fair value of the equity instrument issued less any consideration received.

BASIC AND DILUTED NET LOSS PER SHARE


     Basic and diluted net loss per share was computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share", using the weighted average number of common shares outstanding. Diluted net loss per share does not include the impact of common stock equivalents for options and warrants of 15,000, 28,500, 15,000 and 1,578,704 for the period from inception (April 30, 1997) to December 31, 1997, for the year ended December 31, 1998 and for the six months ended June 30, 1998 and 1999, respectively, as their effect would be anti-dilutive.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

ACCRUED EXPENSES

     During 1998, the Company decided to move its corporate headquarters from Atlanta, Georgia to Santa Barbara, California. In connection with this decision, the Company accrued approximately $138,000 in 1998 related to contractual lease agreements that will not benefit future periods.

COMPREHENSIVE LOSS

     Comprehensive loss for the period from Inception (April 30, 1997) to December 31, 1997, for the year ended December 1998 and for the six months ended June 30, 1998 and 1999 is the same as net loss presented in the accompanying statements of operations.

INTANGIBLE ASSETS


     Intangible assets consist of the excess of the purchase price over the fair value of the net assets acquired from the asset acquisitions at fair value and the purchase of contract rights discussed in Note 8. For the acquired practices, the business services agreements have a term of 25 years. The Company has allocated these intangible assets to the value obtained through entering into business services agreements. The Company believes that no other identifiable intangible asset was generated by these acquisitions. The Company will amortize the intangible assets over their estimated useful lives taking into consideration various qualitative factors, including the terms of the business services agreements. The Company will consider the unique characteristics of each practice being managed and uncertainties resulting from the Company's inability or the practices' inability to perform over the term of the applicable business services agreement. These factors take into consideration the probability that a practice will be able to extend its existence indefinitely and thus enable the Company to recover through profitable operations the carrying value of the intangible assets. These factors include the following:



     - The strength of the local market as evidenced by such factors as location in the country, market demographics, and the number of plastic surgery procedures performed in the market;



     - Market recognition of the practice name;



     - The existence of business services agreements with other practices in the same market that could provide continuity of the practice, if necessary;



     - The number of surgeons in the practice;



     - The ages of the surgeons in the practice;



     - The historical operating experience of the practice;



     - Past experience of the practice to attract and retain associates; and



     - The terms and conditions of the employment agreement with the surgeons.



     Based on the above factors, the Company is amortizing intangible assets over periods ranging from 10 to 15 years.


IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews the carrying value of its long-lived assets and goodwill at least quarterly on a practice by practice basis to determine if facts and circumstances exist which would suggest that assets might

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)


be impaired or that the amortization period needs to be modified. Among the factors the Company considers in making the evaluation are changes in the practices' market position, reputation, profitability geographic penetration, the relationship with the physicians and any changes in the legal or regulatory environment. If facts and circumstances are present which may indicate that the carrying amount of the asset may not be recoverable, the Company will prepare a projection of the undiscounted cash flows of the specific practice and determine if the long-lived assets and/or goodwill are recoverable based on these undiscounted cash flows. If the carrying value of the assets exceeds the undiscounted cash flow, the Company will adjust the carrying amount of these assets to their estimated fair value. The Company will determine estimated fair value by reference to quoted market prices, if available, or by considering the prices for similar assets or the results of valuation techniques that include the present value of the estimated future cash flows.


INTERIM UNAUDITED FINANCIAL INFORMATION

     The financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the unaudited financial statements for these interim periods have been included. The results of interim periods are not necessarily indicative of the results to be obtained for a full year.

NEW ACCOUNTING PRONOUNCEMENT

     In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for the Company beginning with fiscal 2000. Management does not expect the adoption of SFAS No. 133 to have a significant impact on the financial position or results of operations of the Company.

3. SHAREHOLDERS' DEFICIT


     The Company was incorporated in the State of Georgia on April 30, 1997. Shortly after the date of incorporation, 216,000 shares of common stock were issued to the founders and certain employees for $.006 per share. The Company recorded $720,000 in expense on these shares based on a fair value of approximately $3.33 per share as determined by management.



     In May 1997, the Company began selling 30,000 shares of common stock to affiliates of anticipated Founding Practices and other unrelated investors through a private placement memorandum ("PPM") at a price of approximately $16.67 per share. As of December 31, 1997, all 30,000 shares were issued under the PPM for net proceeds of $500,000.



     In December 1997, a principal stockholder of the Company sold 15,000 shares of his common stock to a consultant of the Company for $.013 per share. The Company recorded expense of $250,000 on these shares in 1997 based on a fair value of approximately $16.67 per share as determined by management.



     In March 1998, the Company began selling 45,000 shares of common stock to affiliates of anticipated Founding Practices and other unrelated investors through a second private placement memorandum ("PPM2") at a price of approximately $33.33 per share. As of December 31, 1998, 37,890 shares were issued under the PPM2 for net proceeds of $1,263,000.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)


     In November 1998, a principal stockholder of the Company sold 23,625 shares of his common stock to certain employees and consultants of the Company for approximately $.013 per share. The Company recorded expense of $787,500 on these shares in 1998 based on a fair value of approximately $33.33 per share as determined by management.



     In January and February of 1999, the Company sold the remaining 7,110 shares of common stock under PPM2 for net proceeds of $237,000 at a price of approximately $33.33 per share.


4. INCOME TAXES

     As reflected in the accompanying statements of operations, the Company incurred a loss from operations during the period from inception (April 30, 1997) to December 31, 1997, for the year ended December 31, 1998 and for the six months ended June 30, 1999. Due to the limited operations of the Company since its inception and the pending offering, a valuation allowance has been recorded to fully reserve for the deferred tax benefits. The components of the deferred tax assets as of December 31, 1997 and 1998 are as follows:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1998
                                                              ------------   ------------
Net operating loss carryforwards............................   $ 579,814     $   646,368
Accrued liabilities and organizational expenses.............     133,213         569,691
                                                               ---------     -----------
          Total deferred tax assets.........................     713,027       1,216,059
          Valuation allowance...............................    (713,027)     (1,216,059)
                                                               ---------     -----------
                    Net deferred tax assets.................   $      --     $        --
                                                               =========     ===========

The net operating loss carryforwards begin expiring in 2012. A valuation allowance has been provided on the deferred tax assets as management believes that it is more likely than not that future operations, due to the limited operating history of the Company, will not result in realization of the net operating loss carryforwards or deferred tax assets. The Company will record the benefits from the deferred tax assets when it is more likely than not that these assets will be realized. There are no significant differences in the tax and book bases of the Company's assets or liabilities that would give rise to deferred tax balances.

5. TRANSACTIONS WITH FOUNDING PRACTICES

     As discussed in Note 1, the Company plans to complete, through a series of stock acquisitions and mergers and asset transfers, the acquisition of certain assets and assumption of certain liabilities of the Founding Practices concurrently with an initial public offering of shares of its common stock.

     The Founding Practices will enter into 20 or 25 year business service agreements with the Company. Additionally, the surgeons at the Founding Practices will enter into employment agreements including noncompete provisions with the Founding Practices.

AGREEMENTS WITH FOUNDING PRACTICES

     As part of the business services arrangements, each Founding Practice has entered into three agreements: (i) an acquisition agreement pursuant to which the Company purchases certain operating assets of each practice; (ii) a business services agreement whereby the Company agrees to provide management or consulting services to the practice; and (iii) an employment agreement between the practice and each surgeon who is an equity holder in the practice or who provides services through such practice on an average of more

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

than ten days each month. To the extent we enter into these agreements in future acquisitions, the terms may differ materially from the terms described below.

     Acquisition Agreements. The Founding Practices and the surgeons have entered into an acquisition agreements with the Company which may be in the form of (i) an asset purchase and sale agreement; (ii) a stock purchase and sale agreement; or (iii) an agreement and plan of reorganization whereby the practice merges with the Company (individually an "acquisition agreement" or collectively "acquisition agreements"). Based on applicable state laws and regulations, the operating assets of each practice, which include equipment, inventory, accounts receivable, furniture and other personal property, or some combination thereof will be transferred to the Company pursuant to the acquisition agreements. As consideration for entering into an acquisition agreement, the Company will pay consideration consisting of a combination of common stock, notes and cash.

     Business Services Agreements. Each Founding Practice will enter into a business services agreement, in the form of a service agreement or consulting agreement as dictated by state law. Each service agreement generally requires that the Company provide the following services for the practices: acquisition and maintenance of specified furnishings and equipment; provision of suitable offices and facilities; payroll processing; employment of necessary personnel (excluding plastic surgeons and certain medical personnel); development of business systems procedures and forms; procurement and inventory management; assistance in acquiring malpractice insurance; cash management; advertising, marketing and practice development; development of appropriate business systems; supervision, management and organization of files and records; and financial reporting and analysis. Any leases entered into by the Company on behalf of the practice will be subleased by the practice from the Company. Under the service agreements, the Company will receive a service fee of 15% of net cash collected. If required by applicable state law or regulations, a practice may enter into consulting agreements that contain certain of the same provisions as the business services agreement, including: (i) provisions relating to the obligation to loan funds to the practice in the event the practice is unable to pay its current expenses, (ii) repurchase of assets and assumption of liabilities by the practice upon expiration or termination, (iii) assignment,
(iv) covenant not to compete, (v) term and termination, and (vi) indemnification. Under consulting agreements, the Company will provide the following services to practices in exchange for a fixed dollar annual fee with annual fixed percentage increase: consulting with respect to equipment and office needs; preparing staffing models appropriate for the practice; advising and training with respect to business systems; purchasing and maintaining inventory; advising with respect to and providing or arranging accounting and bookkeeping services; assisting with the acquisition of malpractice insurance; advising with respect to developing a marketing plan; assessing the financial feasibility of establishing new offices; providing billing and collection services; and assisting the practices in organizing and developing filing and recording systems. Pursuant to these business services agreements, the Company must pay the operating expenses of a practice. To the extent a practice's operating expenses exceed revenues, the practice will be responsible for the difference.


     The business services agreements have either 20 or 25 year terms for the Founding Practices, beginning on the date of the Offering. The Company anticipates executing business services agreements with 25 year terms for each allied practice affiliated with the Company after the Offering. The business services agreements are subject to termination by either party in the event the non-terminating party becomes subject to voluntary or involuntary bankruptcy proceedings or materially breaches the agreement, subject to a cure period. The practices may also terminate the business services agreements if the Company is subject to a change of control. Upon the termination of the business services agreements (except upon a breach by the Company), the practice and its shareholders are subject to a two year covenant not to compete which prohibits the

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

following within a specified territory the following: (i) advertising in print and electronic media (ii) soliciting patients, surgeons or staff associated with the practice and (iii) soliciting any referrals from any physician who referred one or more patients to the practice within three years prior to the date of such termination.

     Under the business services agreements, the surgeons maintain full control over and ownership of the practices, determine which personnel will be affiliated with the practices and establish their own practice standards to promote quality plastic surgery care. The Company does not engage in the practice of medicine. Each surgeon is responsible for the compliance of his or her practice with state and local regulations, licensing, and certification requirements applicable to the practice of plastic surgery. Each practice, in its sole discretion, determines the fees to be charged for services provided to patients based upon market conditions in the service area and other factors deemed appropriate by the practice.


     Employment Agreements. Each surgeon who is an equity holder in a practice or who provides plastic surgery services through a practice an average of more than ten days a month either at the time of execution of the business services agreement or any time thereafter is required to execute an employment agreement with the practice. Each employment agreement generally provides that the surgeon will perform professional services for the practice over periods ranging from 5 to 25 years, commencing on the date of the Offering, with automatic renewal for additional one year terms. After the expiration of the initial term, either the practice or the surgeon may terminate the employment agreement at any time without cause by giving ninety days prior written notice. Each surgeon's compensation will be a percentage of net cash collected by the practice after the payment of the service fee and all operating expenses of the practice, with such percentage to be determined by the practice. The surgeon agrees that upon termination or expiration of the employment agreement, he or she will not compete for a period of two years in the market in which the practice operates an office, will not solicit former patients of the practice, will not solicit referrals from any physician who referred one or more patients to the surgeon or the practice within the two years prior to the termination, and will limit the methods of advertising in the area in which a practice is located.



     The employment agreement is between the surgeon and the practice and the Company is not a party to the employment agreement. The parties to the employment agreement can amend the employment agreement without the Company's consent. The practice, however, enters into a business services agreement with the Company that requires the practice to enter into the employment agreements, in the form attached to the business services agreement, with all owners of the practice or any surgeon who performs surgery for the practice for at least ten days a month. If the practice or the surgeon modifies the employment agreement in a way that causes the practice to breach any of the terms of the business services agreement, the Company will be entitled to enforce the terms of the business services agreement against the practice. The Company cannot guarantee that the surgeon will complete the 5 or 25 year term or renew his or her employment at the end of the term. If the surgeon does not complete his or her employment terms or does not renew his or her contract, the Company's revenues will be adversely affected.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

CALCULATION OF SERVICES FEES


     Under the business services agreements, the Company will recognize revenue in amounts equal to the assumed expenses plus service fees of 15% of the net cash collected by the practice. In the future, the Company may recognize revenues in amounts equal to the assumed expenses plus a fixed dollar amount with annual fixed percentage increases. Net cash collected is defined as revenue resulting from fees and charges for each month earned and collected by and on behalf of the practice as a result of professional services provided by the practice's surgeons and those under the surgeons' supervision and other fees or income generated by the practice, less any adjustments for refunds or other items that do not generate a fee.


OPERATING EXPENSES OF THE FOUNDING PRACTICES


     Subsequent to the Transfers, the Company will be responsible and have a legal obligation for the payment of certain operating expenses incurred by the practice to the extent permitted by applicable law. These expenses include the following:


     - Salaries, benefits, payroll taxes, workers compensation, health insurance and other benefit plans, and other direct expenses of non-medical employees of the Company at each practice office,


     - Direct costs of all employees or consultants that provide services to each practice office,



     - Medical and office supplies,



     - Lease or rent payments, utilities, telephone and maintenance expenses for practice facilities,



     - Property taxes on the Company assets located at practice offices,



     - Property, casualty and liability insurance premiums, excluding malpractice insurance which will be the responsibility of the practice,



     - Surgeon recruiting expenses, and



     - Advertising and other expenses attributable to the promotion of practice offices.



     All of the above expenses will be assumed by the Company and be paid directly to the third-party provider of the goods or services. These operating expenses will be paid out of individual practice cash accounts that are controlled by the Company. These expenses will be recorded in the Company's financial statements because the Company is legally obligated to pay these expenses. In exchange for assuming these expenses and providing management services, the Company will record revenue in amounts equal to the assumed expenses plus the management fee described above.


     The Founding Practices will retain responsibility for the payment of any and all direct employment expenses, including benefits, for any surgeon or other employee that the Company is prohibited from employing by applicable state law. In addition, the Founding Practices will retain responsibility for the payment of expenses for continuing education, seminars, professional licenses, professional membership dues and malpractice insurance and all other expenses of any surgeon. These expenses will remain the responsibility of the Founding Practices and will not be included in reimbursed operating expenses, which is a component of the Company's revenue. See Note 2 "Revenue Recognition" for further discussion of the revenue of the Company.

     Each business services agreement obligates the Company, with no limitation, to pay the operating expenses of a practice. To the extent a practice's operating expenses exceed its revenues, the practice will be responsible for the difference. The Company will record the difference (excess operating expenses) as a receivable from the practice bearing interest at the prime rate as published in The Wall Street Journal plus one percent. Any receivable created will be repaid as an operating expense. This receivable will be repaid after

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

the payment of the service fee and before the surgeon receives any compensation. There is no defined payment date related to this receivable. The Company will fund the excess operating expenses from working capital or borrowings under a credit facility, which the Company anticipates establishing following the closing of the Offering.

FINANCING PLANS

     Third party financing companies will provide online financing for patients of the Company's allied practices and will be responsible for the approval and application process. These companies will assume all of the risks related to financing. The practice will receive a payment from these companies equal to 85% to 90% of the financed amount. These companies will not have any recourse against the individual practices or the Company for any unpaid balances. Application and approval procedures will be instituted by these companies and terms of payment will vary upon the creditworthiness of the patient. The billing of patients is the responsibility of the Company employees located at the practice.

6. COMMITMENTS AND CONTINGENCIES

     The Company will be subject to certain government regulations at the federal and state levels. In compliance with certain regulatory requirements, the Company will not control the practice of medicine. The business services agreements may be challenged by certain states as to their legality. There also can be no assurance that the laws and regulations of states in which the Company will maintain operations will not change or be interpreted in the future to restrict the Company's relationships with the Founding Practices.

     Each surgeon may be exposed to professional liability and other claims by providing plastic surgery procedures to the public. Each Founding Practice is required to maintain general liability and malpractice insurance. As a result of providing business services, the Company may be named as a co-defendant in lawsuits against surgeons affiliated with the Founding Practices. The Company does not control the practice of plastic surgery and cannot purchase malpractice insurance. The Company does not control the compliance of the surgeons with regulations or other requirements relating to the practice of medicine. Successful claims could result in large damage awards that could exceed insurance limits. Insurance coverage can be very expensive and vary from state to state. The practices indemnify the Company for liability arising from malpractice claims but any indemnification might reduce a practice's ability to pay its expenses. Successful claims may have a material and adverse effect on the Company's revenues and financial results. The Company maintains professional liability coverage for its directors and officers and general liability insurance.

7. STOCK OPTIONS AND WARRANTS


     The Company has established the 1998 Employee Stock Option Plan. All options issued under this plan will be accounted for in accordance with APB No. 25, and any required compensation expense on these options will be recorded at the date of grant. The total number of shares to be granted under the plan may not exceed 840,000 shares. The Company had 13,500 options outstanding and exercisable under the plan at December 31, 1998 and had 826,500 shares available for future grants.


     The Company has adopted the 1999 Non-Employee Director Stock Plan. The total number of shares to be granted under the plan may not exceed 280,000 shares. No options were outstanding under this director plan as of December 31, 1998.


     In October 1997, the Company granted a consultant warrants to purchase 15,000 shares of common stock at an exercise price of approximately $16.67 per share. These warrants were 100% vested at the date of grant.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)


This individual subsequently became an employee of the Company in October 1998. The Company recorded compensation expense in 1997 of $250,000 on these warrants based on a fair value per share of approximately $16.67 as determined by management.


     A summary of changes in outstanding warrants and options during the period from inception (April 30, 1997) to December 31, 1997 and for the year ended December 31, 1998 is as follows:


                                                                                             WEIGHTED
                                                                                             AVERAGE
                                                                              EXERCISE       EXERCISE
                                                      WARRANTS   OPTIONS        PRICE         PRICE
                                                      --------   -------   ---------------   --------
April 30, 1997......................................       --        --    $            --    $   --
  Granted...........................................   15,000        --         16.67          16.67
  Exercised.........................................       --        --                 --        --
  Cancelled.........................................       --        --                 --        --
                                                      -------    ------
December 31, 1997...................................   15,000        --
  Granted...........................................       --    13,500    $    33.33         $33.33
  Exercised.........................................       --        --                 --        --
  Cancelled.........................................       --        --                 --        --
                                                      -------    ------
December 31, 1998...................................   15,000    13,500    $16.67 - $33.33    $24.56
                                                      =======    ======


STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     SFAS No. 123 requires the Company to disclose pro forma net loss and net loss per share as if the Company had accounted for its employee stock option grants under SFAS No. 123. The fair value of each option and warrant granted has been estimated as of the date of grant using the Black-Scholes valuation model with the following assumptions:

-  Dividend yield                                             0
-  Expected volatility                                        49%
-  Risk-free interest rate at the date of grant               5.38% - 5.47%
-  Expected life                                              5 years

     Using these assumptions, the fair value of the employee stock options granted during 1998 was $223,168, which would be expensed in 1998 as all options granted were fully vested on the date of grant.


     The weighted average fair market value of options at the date of grant for 1998 was $33.33.


     The following pro forma information adjusts the net loss and net loss per share of common stock for the impact of SFAS No. 123:


                                                                 1998
                                                              -----------
Net loss:
  As reported...............................................  $(3,202,876)
  Pro forma in accordance with SFAS No. 123.................  $(3,426,044)
Net loss per share:
  As reported...............................................  $    (12.30)
  Pro forma in accordance with SFAS No. 123.................  $    (13.15)

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

     The following table summarizes the range of exercise price, weighted average exercise price and weighted average remaining contractual lives for the options and warrants outstanding as of December 31, 1998:


                                                                                         WEIGHTED
                                                                  WEIGHTED   WEIGHTED     AVERAGE
                                                                  AVERAGE    AVERAGE     REMAINING
                                     NUMBER OF      RANGE OF        FAIR     EXERCISE   CONTRACTUAL
YEAR OF GRANT                         SHARES     EXERCISE PRICE    VALUE      PRICE        LIFE
-------------                        ---------   --------------   --------   --------   -----------
1997...............................    15,000        $16.67        $16.67     $16.67      4 years
1998...............................    13,500        $33.33        $33.33     $33.33      5 years



     At the closing of the Offering, the Company will grant options to purchase 755,000 shares of common stock at the Offering price. These options vest 20% annually from the date of the Offering. The Company will account for these options under APB No. 25. As the exercise price will equal the fair value of the option on the date of grant, the Offering date, no compensation expense will be recorded.


8. SUBSEQUENT EVENTS

STOCK SPLIT


     Immediately before the effective date of the Offering, the Company will effect an assumed .15 for 1 reverse stock split. Accordingly, the accompanying financial statements reflect the assumed reverse stock split as if it occurred at the beginning of each period presented.


FOUNDING PRACTICE INFORMATION

     The combined operating data of the Founding Practices for the year ended December 31, 1998 and for the six months ended June 30, 1999 was as follows:


                                                           YEAR ENDED       SIX MONTHS ENDED
                                                        DECEMBER 31, 1998    JUNE 30, 1999
                                                        -----------------   ----------------
                                                                              (UNAUDITED)
Patient Revenues......................................     $41,595,370        $22,738,520
Operating Expenses (unaudited)........................      27,201,423         14,980,146


     The Company's service fee under business services agreements is based on 15% of the net cash collected by the practice. Patient revenues and operating expenses above are presented on an accrual basis as required by generally accepted accounting principles. The difference between the net cash collected and the accrual basis net patient revenue for the Founding Practices in any given period is not material. The payment of the service fee of 15% of net cash collected would not differ materially from that calculated as 15% of accrual basis revenues between reporting periods. The operating expenses of the Founding Practices are presented as the accrual basis operating expenses will be recorded as a component of net revenues in the statement of operations of the Company beginning with the date of Transfers. The historical information for the Founding Practices presented herein is not related to the financial position or results of operations of the Company. This information is presented solely for the purpose of providing disclosures to potential investors regarding the group of entities with which the Company will enter into business services agreements. The Founding Practices were not operated under common control or management during the fiscal year ended December 31, 1998 or the six months ended June 30, 1999.

                          THE PLASTIC SURGERY COMPANY
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

         (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

PURCHASE OF RIGHTS


     Certain of the Founding Practices resulted from the Company's acquisition in May 1999 of the right to negotiate business development agreements with plastic surgery practices originally contacted by ISIS Cosmetic Surgery Partners, Inc. ("ISIS"). With the closing of the Offering, the Company will enter into business services agreements with these plastic surgery practices. In connection with this acquisition, the Company paid aggregate consideration of approximately $3,500,000, which consisted of 92,213 shares of common stock valued at approximately $33.33 per share and cash of approximately $400,000. ISIS had entered into letters of intent, which included an exclusive negotiations clause, with certain practices to have those practices enter into management services agreements with ISIS at a later date. ISIS was to provide services similar to the Company. ISIS and the Company were unrelated entities at the time of the purchase. The acquisition was accounted for as an asset acquisition and the Company will amortize the intangible asset over 14 years. The amortization period for the contract rights purchased from ISIS was determined by reference to the amortization periods for the business services agreements with the Founding Practices resulting from the transaction with ISIS. The 14-year period was calculated as a weighted average of the amortization lives and resulting intangible assets for these business services agreements.


ISSUANCE OF WARRANTS

     On May 13, 1999, the Company sold warrants to purchase 1,390,204 shares of common stock at an exercise price per share equal to $2.50. The purchase price was $.50 per warrant. The Company received cash proceeds of $303,852 from the sale of these warrants. The Company received notes from a consultant and certain officers and employees in the amount of $391,250, for the $.50 per warrant purchase price of the warrants. The notes are full recourse notes that mature three years from the date of issuance and accrue interest at a rate of 8% per annum. Interest is payable on a quarterly basis beginning the first quarter after the closing of the Offering, but no later than September 30, 1999. The warrants may be exercised in whole or in part for a five year term commencing on the date of issuance. The warrants are not subject to adjustment for split up, stock dividends or any other reorganization of the Company's outstanding stock. As the warrants were a cost of raising capital, the Company recorded a charge to additional paid-in capital of $9,269,880 related to the issuance of these warrants based on the fair value of the Company's common stock on the date of issuance of $8.93 per share.

     Certain Founding Practice surgeons will receive warrants to purchase an aggregate of 146,500 shares of common stock with an exercise price per share equal to the initial public offering price, exercisable for a five year term commencing on the closing of the Offering, for referring surgeons for affiliation with the Company and assistance in the recruitment of officers of the Company. The Company will record expense related to these warrants at the closing of the Offering.


     The Company also issued warrants to individuals not affiliated with the Company to purchase an aggregate of 125,000 shares of common stock with an exercise price per share equal to the initial public offering price, exercisable for a five year term commencing on the date of the Offering, for referring surgeons to the Company. The Company will record expense related to these warrants at the closing of the Offering.



     On May 12, 1999, the Company issued warrants to purchase 160,000 shares of common stock to certain employees and a consultant of the Company for an exercise price per share equal to $2.50. The warrants are not subject to adjustment for split up, stock dividends or any other reorganization of the Company's outstanding stock. The Company recorded expense of $1,148,112 related to the issuance of these warrants based on the fair value of the Company's common stock on the date of issuance of $8.93 per share.

                          THE PLASTIC SURGERY COMPANY

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1999

     Simultaneously with and as a condition to the closing of the offering, the Company will acquire certain operating assets and assume certain liabilities of 30 separate plastic surgery practices (collectively, the "Founding Practices") in exchange for cash, shares of common stock and promissory notes and enter into long-term business services agreements with the Founding Practices (the "Transfers"). In May of 1999, the Company purchased, for common stock and cash, the rights to negotiate business services agreements with certain Founding Practices who signed letters of intent which contained an exclusive negotiations clause with ISIS Cosmetic Surgery Partners, Inc. ("ISIS").


     The unaudited pro forma balance sheet gives effect to the following as if they occurred on June 30, 1999 (1) the Transfers, and (2) the sale by the Company of 2,400,000 shares of common stock at an assumed initial public offering price of $11.00 per share. The proforma balance sheet is based upon the historical financial statements of The Plastic Surgery Company and the Founding Practices as a group. The unaudited pro forma balance sheet should be read in conjunction with other financial information, including the financial statements of The Plastic Surgery Company, included elsewhere in this Prospectus. Certain of the Transfers are not deemed to be business combinations and will be accounted for in accordance with SAB 48. The Transfers accounted for under SAB 48 will result in assets and liabilities of the Founding Practices being recorded by the Company at the historical cost to the Founding Practices. The consideration paid to these Founders will be in cash and common stock of the Company. The remaining Transfers will be accounted at fair value as asset acquisitions. The Transfers accounted for as asset acquisitions will result in assets and liabilities being recorded by the Company at fair value and intangible assets being recorded for the excess value of consideration over the fair value of those assets. The consideration paid to these Founding Practices will be in cash, promissory notes and stock of the Company. The number of shares of common stock issued in the Transfers will depend on the initial public offering price. The unaudited pro forma balance sheet is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the above transactions had been consummated on the date indicated, nor is it necessarily indicative of our future operating results.

                          THE PLASTIC SURGERY COMPANY
                            PRO FORMA BALANCE SHEET
                                 JUNE 30, 1999

                                                               ASSET
                                                 SAB48      ACQUISITION                                     POST
                                                FOUNDING     FOUNDING      PRO FORMA       PRO FORMA      OFFERING
                                    TPSC       PRACTICES     PRACTICES    ADJUSTMENTS      COMBINED      ADJUSTMENTS
                                 -----------   ----------   -----------   -----------     -----------   -------------
   ASSETS
CURRENT ASSETS
Cash and cash equivalents......  $    91,179   $  680,174   $1,091,123    $  (680,174)(1) $    91,179   $ 22,438,000(5)
                                                                           (1,091,123)(2)                (12,422,574)(6)
                                                                                                            (630,462)(6)
                                                                                                            (833,630)(6)
                                                                                                            (485,073)(7)
Patient receivables, net.......           --    1,752,115      254,921     (1,752,115)(1)          --             --
                                                                             (254,921)(2)
Other current assets...........           --      276,712      425,604       (223,051)(1)      53,661             --
                                                                             (425,604)(2)
                                 -----------   ----------   ----------    -----------     -----------   ------------
       Total current assets....       91,179    2,709,001    1,771,648     (4,426,988)        144,840      8,066,261
Equipment, net.................       34,932    1,257,405      884,041       (333,333)(1)   1,035,806             --
                                                                             (884,041)(2)
                                                                               76,802(4)
Intangible assets, net.........    3,485,994           --           --     13,292,292(4)   16,778,286             --
Other assets...................           --       36,020       97,815        (36,020)(1)          --             --
                                                                              (97,815)(2)
                                 -----------   ----------   ----------    -----------     -----------   ------------
       Total assets............  $ 3,612,105   $4,002,426   $2,753,504    $ 7,590,897     $17,958,932   $  8,066,261
                                 ===========   ==========   ==========    ===========     ===========   ============

   LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable...............  $   946,130   $  284,145   $  225,827    $  (284,145)(1) $   946,130   $   (833,630)(6)
                                                                             (225,827)(2)
Accrued liabilities............    1,514,462      303,558       63,357       (303,558)(1)   1,514,462       (630,462)(6)
                                                                              (63,357)(2)
Current portion of long-term
 debt..........................           --      679,026      535,374       (193,953)(1)   1,164,652       (485,073)(7)
                                                                             (535,374)(2)
                                                                              679,579(4)
Payable to Founding
 Practices.....................           --           --           --      5,738,027(3)   12,422,574    (12,422,574)(6)
                                                                            6,684,547(4)
                                 -----------   ----------   ----------    -----------     -----------   ------------
       Total current
         liabilities...........    2,460,592    1,266,729      824,558     11,495,939      16,047,818    (14,371,739)
Long-term debt, less current
 portion.......................           --      427,088      829,440       (427,088)(1)   3,331,151             --
                                                                             (829,440)(2)
                                                                            3,331,151(4)
                                 -----------   ----------   ----------    -----------     -----------   ------------
       Total liabilities.......    2,460,592    1,693,817    1,653,998     13,570,562      19,378,969    (14,371,739)
                                 -----------   ----------   ----------    -----------     -----------   ------------
SHAREHOLDERS' EQUITY (DEFICIT)
 Capital stock.................           --           --           --             --              --             --
 Additional paid-in capital....   (2,437,160)          --           --      2,673,817(4)      236,657     22,438,000(5)
 Warrants......................   11,363,095           --           --                     11,363,095
 Accumulated deficit...........   (7,774,422)          --           --     (1,815,949)(1) (13,019,789)
                                                                           (5,738,027)(3)
                                                                            2,308,609(3)
 Combined Founding Practices's
   Equity......................           --    2,308,609    1,099,506     (1,099,506)(2)          --             --
                                                                           (2,308,609)(3)
                                 -----------   ----------   ----------    -----------     -----------   ------------
 Total shareholders' equity
   (deficit)...................    1,151,513    2,308,609    1,099,506     (5,979,665)     (1,420,037)    22,438,000
                                 -----------   ----------   ----------    -----------     -----------   ------------
 Total liabilities and
   shareholders' equity........  $ 3,612,105   $4,002,426   $2,753,504    $ 7,590,897     $17,958,932   $  8,066,261
                                 ===========   ==========   ==========    ===========     ===========   ============


                                  PRO FORMA
                                 AS ADJUSTED
                                 ------------
   ASSETS
CURRENT ASSETS
Cash and cash equivalents......  $  8,157,440
Patient receivables, net.......            --
Other current assets...........        53,661
                                 ------------
       Total current assets....     8,211,101
Equipment, net.................     1,035,806
Intangible assets, net.........    16,778,286
Other assets...................            --
                                 ------------
       Total assets............  $ 26,025,193
                                 ============
   LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable...............  $    112,500
Accrued liabilities............       884,000
Current portion of long-term
 debt..........................       679,579
Payable to Founding
 Practices.....................            --
                                 ------------
       Total current
         liabilities...........     1,676,079
Long-term debt, less current
 portion.......................     3,331,151
                                 ------------
       Total liabilities.......     5,007,230
                                 ------------
SHAREHOLDERS' EQUITY (DEFICIT)
 Capital stock.................            --
 Additional paid-in capital....    22,674,657
 Warrants......................    11,363,095
 Accumulated deficit...........   (13,019,789)
 Combined Founding Practices's
   Equity......................            --
                                 ------------
 Total shareholders' equity
   (deficit)...................    21,017,963
                                 ------------
 Total liabilities and
   shareholders' equity........  $ 26,025,193
                                 ============

                          THE PLASTIC SURGERY COMPANY

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

          1. Reflects the removal of certain assets not acquired and certain liabilities not assumed in connection with the acquisition of the Founding Practices accounted for in accordance with SAB 48. The Company is unable to purchase certain assets pursuant to applicable state law and will not assume certain personal liabilities of the Founding Practices. The operating assets acquired and liabilities assumed are as follows:


Equipment, net..............................................  $924,072
Current portion of long-term debt...........................   485,073
Other assets................................................    53,661



          2. Reflects the removal of the historical basis of assets, liabilities, and equity of the Founding Practices acquired and accounted at fair value as asset acquisitions.



          3. Reflects the issuance of 2,143,974 shares of common stock of the Company and the accrual of cash owed of $5,738,027 reflected as a dividend for the acquisition of the Founding Practices accounted for in accordance with SAB 48.



          4. Reflects the issuance of 243,075 shares of common stock of the Company valued at the assumed initial public offering price of $11.00 per share, notes payable of $4,010,730, the accrual of cash owed of $6,684,547 and the establishment of the fair value of the assets acquired and liabilities assumed for the acquisition of certain assets of the Founding Practices acquired and accounted for at fair value as asset acquisitions. The intangible assets will be amortized over periods ranging from 10 to 15 years. The operating assets acquired are as follows:



Equipment, net..............................................  $76,802



          5. Reflects the issuance of 2,400,000 shares of common stock of the Company valued at $11.00 per share and receipt of net proceeds of $22,438,000.



          6. Reflects the payment of $12,422,574 to owners of the Founding Practices and $1,464,092 for accrued compensation and consulting fees.


          7. Reflects the payment of the notes payable assumed from the Founding Practices of $485,073.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                              THE PLASTIC SURGERY

                                    COMPANY

     UNTIL             , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the expenses (other than underwriting discounts and commissions) in connection with the offering described in this Registration Statement, all of which shall be paid by the company. All such amounts (except the SEC Registration Fee, the NASD Filing Fee and the American Stock Exchange Listing Fee) are estimated.



Securities and Exchange Commission Registration Fee.........  $   10,742
National Association of Securities Dealers Filing Fee.......       4,364
American Stock Exchange Listing Fee.........................      35,000
Blue Sky Fees and Expenses..................................      10,000
Accountants' Fees and Expenses..............................     450,000
Legal Fees and Expenses.....................................     700,000
Transfer Agent and Registrar Fees and Expenses..............       5,000
Printing and Engraving Expenses.............................     370,000
Miscellaneous...............................................     264,894
                                                              ----------
          Total*............................................  $1,850,000
                                                              ==========


---------------

* The selling shareholders will not bear any portion of these expenses.

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provisions shall eliminate or limit the liability of a director: (A) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (B) for acts or omissions which involve intentional misconduct or a knowing violation of law; (C) for unlawful corporate distributions; or (D) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under Georgia corporate law (and not for violation of other laws, such as the Federal securities laws).

     Pursuant to the company's Amended and Restated Articles of Incorporation and Bylaws, officers and directors shall be indemnified by the company to the fullest extent allowed under Georgia law for claims brought against them in their capacities as officers and directors. Indemnification is not allowed if the officer or director does not act in good faith and in a manner reasonably believed to be in the best interests of the company, or if the officer or director had no reasonable cause to believe his conduct was lawful. Accordingly, indemnification may occur for liabilities arising under the Securities Act.

     The company and the underwriters have agreed to indemnify each other (including officers and directors) against liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The company has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors and officers of the registrant, or that may arise out of their status as directors or officers of the registrant, including liabilities under federal and state securities laws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     On May 15, 1997, in connection with the formation of the company, we issued 216,000 shares of common stock, no par value per share at $.006 per share to approximately 14 founding individuals. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.



     From June 2, 1997 to October 30, 1997, we issued 30,000 shares of common stock to 24 investors for $16.67 per share. These sales were exempt from registration under Regulation D ("Regulation D") promulgated under Section 4(2) of the Securities Act of 1933.



     On October 1, 1997, we granted to a consultant of the company warrants to purchase 15,000 shares of our common stock at $16.67 per share. The warrants are exercisable for five years from the grant date. We relied on exemptions from registration under the Securities Act.



     From March 2, 1998 to February 24, 1999, we issued 45,000 shares of common stock to 24 investors for $33.33 per share. All of these sales were to accredited investors and were exempt from registration under Regulation D.



     On June 15, 1998 and August 1, 1998, we granted to employees an aggregate of 13,500 options with an exercise price of $33.33 per share. We relied on the exemption in Rule 701 promulgated under the Securities Act of 1933, as amended ("Rule 701") for the grants.


     On May 13, 1999, we issued to various employees warrants to purchase 160,000 shares of our common stock at $2.50 per share. The warrants are exercisable for 5 years from date of grant. We relied on Rule 701 for exemption from registration under the Securities Act.

     On May 13, 1999, we sold to our existing shareholders for $.50 per share warrants to purchase 1,390,204 shares of our common stock at $2.50 per share. The warrants are exercisable for five years from the grant date. Four of the purchasers purchased the warrants in exchange for notes issued to the company in an aggregate principal amount of $391,250. We relied on Regulation D for exemption from registration under the Securities Act.


     On May 13, 1999, we issued to Isis Cosmetic Surgery Partners, Inc. 92,213 shares of our common stock in exchange for rights to negotiate business development agreements with certain plastic surgery practices. These shares will be distributed to 24 shareholders. We relied on exemptions from registration under the Securities Act.



     In each issuance, we also relied on exemptions from registration under state securities regulations.


     The Company used the proceeds from the above referenced sales to fund working capital and operating expenses. No underwriter was engaged in connection with these sales.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
 1.1      --  Form of Underwriting Agreement
 2.1**    --  Form of Agreement and Plan of Reorganization between the company and founding practices
 2.2**    --  Form of Amendment to the Form of Agreement and Plan of
              Reorganization between the company and founding practices
 2.3**    --  Form of Purchase and Sale Agreement between the company and founding practices
 2.4**    --  Form of Stock Purchase and Sale Agreement between the
              company and the founding practices
 2.5**    --  Letter Agreement between the company and Isis Cosmetic
              Surgery Partners, Inc. dated May 13, 1999
 3.1**    --  Form of Amended and Restated Articles of Incorporation
 3.2**    --  Form of Amended and Restated Bylaws
 4.1**    --  Specimen Common Stock Certificate
 4.2      --  Form of Warrant Agreement between the company and the
              representatives of the underwriters

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
 5.1**    --  Opinion of King & Spalding as to the legality of the common stock being registered
10.1**    --  Employment Agreement between the company and Dennis E.
              Condon dated June 15, 1998
10.2**    --  Employment Agreement between the company and David H.
              Challoner dated November 1, 1998
10.3**    --  Amendment to Employment Agreement between the company and
              David Challoner dated February 25, 1999
10.4**    --  Employment Agreement between the company and Patricia
              Altavilla dated July 22, 1998
10.5**    --  Amendment to Employment Agreement between the company and
              Patricia A. Altavilla dated March 1, 1999.
10.6**    --  Consulting Agreement between the company and Jonathan E.
              Wilfong dated September 30, 1998
10.7**    --  Form of Service Agreement between the company and the
              founding practices
10.8**    --  Form Amendment to Form of Service Agreement between the company and the founding practices
10.9**    --  Form of Consulting and Business Services Agreement between the company and the founding practices
10.10**   --  Form of Employment Agreement between the allied surgeons and the allied practices
10.11**   --  1998 Employee Stock Option Plan
10.12**   --  1999 Non-Employee Director Stock Plan
10.13**   --  Amendment to Employment Agreement between the company and
              Dennis E. Condon dated June 30, 1999
10.14**   --  Amendment to Employment Agreement between the company and
              Patricia Altavilla dated June 30, 1999
10.15     --  Offer of Employment to Gunnar Sundstrom
23.1      --  Consent of Arthur Andersen LLP
23.2**    --  Consent of King & Spalding (contained in Exhibit 5.1)
23.3**    --  Consent of John C. Schantz, M.D.
23.4**    --  Consent of Dennis E. Condon
23.5**    --  Consent of Robert A. Ersek, M.D.
23.6**    --  Consent of W. Grant Stevens, M.D.
23.7**    --  Consent of Richard A. Mladick, M.D.
23.8**    --  Consent of Mark A. Kaiser
24.1**    --  Powers of Attorney (contained on the signature page)
27.1**    --  Financial Data Schedule (for SEC use only)
27.2**    --  Financial Data Schedule (for SEC use only)
27.3**    --  Financial Data Schedule (for SEC use only)


---------------


**  Previously filed.


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates representing the shares of Common Stock offered hereby in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of the registration statement in reliance upon Rule 430A and contained in a form prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California on September 13, 1999.


                                          THE PLASTIC SURGERY COMPANY

                                          By:     /s/ DENNIS E. CONDON
                                            ------------------------------------
                                                      Dennis E. Condon
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 4 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

                /s/ JONATHAN WILFONG                   Chairman of the Board         September 13, 1999
-----------------------------------------------------
                  Jonathan Wilfong

                  /s/ DENNIS CONDON                    President and Chief           September 13, 1999
-----------------------------------------------------    Executive Officer
                    Dennis Condon                        (Principal Executive
                                                         Officer)

                /s/ GUNNAR SUNDSTROM                   Chief Financial Officer       September 13, 1999
-----------------------------------------------------    (Principal Accounting
                  Gunnar Sundstrom                       Officer)

                                 EXHIBIT INDEX


                                                                            SEQUENTIALLY
EXHIBIT                                                                       NUMBERED
NUMBER                                DESCRIPTION                               PAGE
-------                               -----------                           ------------
 1.1      --  Form of Underwriting Agreement..............................
 2.1**    --  Form of Agreement and Plan of Reorganization between the company and the founding practices..........................
 2.2**    --  Form of Amendment to the Form of Agreement and Plan of
              Reorganization between the company and the founding
              practices...................................................
 2.3**    --  Form of Purchase and Sale Agreement between the company and the founding practices......................................
 2.4**    --  Form of Stock Purchase and Sale Agreement between the
              company and the founding practices..........................
 2.5**    --  Letter Agreement between the company and Isis Cosmetic
              Surgery Partners, Inc. dated May 13, 1999...................
 3.1**    --  Form of Amended and Restated Articles of Incorporation......
 3.2**    --  Form of Amended and Restated Bylaws.........................
 4.1**    --  Specimen Common Stock Certificate...........................
 4.2      --  Form of Warrant Agreement between the company and the
              representatives of the underwriters.........................
 5.1**    --  Opinion of King & Spalding as to the legality of the common stock being registered......................................
10.1**    --  Employment Agreement between the company and Dennis E.
              Condon dated June 15, 1998..................................
10.2**    --  Employment Agreement between the company and David H.
              Challoner dated November 1, 1998............................
10.3**    --  Amendment to Employment Agreement between the company and
              David Challoner dated February 25, 1999.....................
10.4**    --  Employment Agreement between the company and Patricia
              Altavilla dated July 22, 1998...............................
10.5**    --  Amendment to Employment Agreement between the company and
              Patricia A. Altavilla dated March 1, 1999...................
10.6**    --  Consulting Agreement between the company and Jonathan E.
              Wilfong dated September 30, 1998............................
10.7**    --  Form of Service Agreement between the company and the
              founding practices..........................................
10.8**    --  Form of Amendment to Form of Service Agreement between the company and the founding practices..........................
10.9**    --  Form of Consulting and Business Services Agreement between the company and the founding practices......................
10.10**   --  Form of Employment Agreement between the allied surgeons and the allied practices........................................
10.11**   --  1998 Employee Stock Option Plan.............................
10.12**   --  1999 Non-Employee Director Stock Plan.......................
10.13**   --  Amendment to Employment Agreement between the company and
              Dennis E. Condon dated June 30, 1999
10.14**   --  Amendment to Employment Agreement between the company and
              Patricia Altavilla dated June 30, 1999
10.15     --  Offer of Employment to Gunnar Sundstrom.....................

                                                                            SEQUENTIALLY
EXHIBIT                                                                       NUMBERED
NUMBER                                DESCRIPTION                               PAGE
-------                               -----------                           ------------
23.1      --  Consent of Arthur Andersen LLP..............................
23.2**    --  Consent of King & Spalding (contained in Exhibit 5.1).......
23.3**    --  Consent of John C. Schantz, M.D.............................
23.4**    --  Consent of Dennis E. Condon.................................
23.5**    --  Consent of Robert A. Ersek, M.D.............................
23.6**    --  Consent of W. Grant Stevens, M.D............................
23.7**    --  Consent of Richard A. Mladick, M.D..........................
23.8**    --  Consent of Mark A. Kaiser...................................
24.1**    --  Powers of Attorney (contained on the signature page)........
27.1**    --  Financial Data Schedule (for SEC use only)..................
27.2**    --  Financial Data Schedule (for SEC use only)..................
27.3**    --  Financial Data Schedule (for SEC use only)..................



**  Previously filed.